    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                               OTG SOFTWARE, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                         ------------------------------

            DELAWARE                            7372                           52-1769077
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                           --------------------------

                      6701 DEMOCRACY BOULEVARD, SUITE 800
                               BETHESDA, MD 20817
                                 (301) 897-1400

    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                                 RICHARD A. KAY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               OTG SOFTWARE, INC.
                      6701 DEMOCRACY BOULEVARD, SUITE 800
                               BETHESDA, MD 20817
                                 (301) 897-1400
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                         ------------------------------

                                   COPIES TO:

                 DAVID SYLVESTER, ESQ.                                   EDWIN M. MARTIN, JR., ESQ.
                  BRENT B. SILER, ESQ.                                      JANE K. P. TAM, ESQ.
                SCOTT E. PUESCHEL, ESQ.                              PIPER MARBURY RUDNICK & WOLFE LLP
                   HALE AND DORR LLP                                       1200 19TH STREET, N.W.
                  11951 FREEDOM DRIVE                                      WASHINGTON, D.C. 20036
                    RESTON, VA 20190                                     TELEPHONE: (202) 861-3900
               TELEPHONE: (703) 654-7000                                  TELECOPY: (202) 223-2085
                TELECOPY: (703) 654-7100

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                        PROPOSED MAXIMUM          PROPOSED
                                       AMOUNT              AGGREGATE              MAXIMUM
    TITLE OF EACH CLASS OF             TO BE             OFFERING PRICE          AGGREGATE             AMOUNT OF
 SECURITIES TO BE REGISTERED       REGISTERED(1)          PER SHARE(2)       OFFERING PRICE(2)      REGISTRATION FEE
Common Stock, $.01 par value         3,795,000               $36.22             $137,454,900            $36,290
  per share...................

(1) Includes 495,000 shares subject to an over-allotment option granted by certain selling stockholders to the underwriters. See "Underwriters."
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED OCTOBER 24, 2000

                                3,300,000 Shares

                                     [LOGO]

                                  Common Stock
                                  -----------

    We are selling 1,650,000 shares of common stock and the selling stockholders are selling 1,650,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

    Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "OTGS." The last reported sale price on October 23, 2000, was $35.56 per share.

    The underwriters have an option to purchase from selling stockholders a maximum of 495,000 additional shares of common stock to cover over-allotments of shares.

    Investing in the common stock involves risks. See "Risk Factors" beginning on page 8.

                                                             Underwriting
                                                              Discounts                    Proceeds
                                                                 and       Proceeds to    to Selling
                                            Price to Public  Commissions       OTG       Stockholders
                                            ---------------  ------------  ------------  ------------
Per Share.................................        $               $             $             $
Total.....................................        $               $             $             $

    Delivery of the shares of common stock will be made on or about
             , 2000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

              Deutsche Banc Alex. Brown

                            Friedman Billings Ramsey

                The date of this prospectus is October   , 2000.

Graphics on inside front cover.

    Title "Integrated Solutions for Empowered Storage." The graphic depicts five forms of input: e-mail, documents, video/audio, Web content and datastreams, each leading into a box labeled "Data Generators." An arrow extends from the data generators box to parts of the OTG product suite, including EmailXtender, ApplicationXtender, WebXtender, SANXtender and OnlineStor.com. Another arrow extends between this grouping and a graphic for DiskXtender. Above this arrow is the OTG logo and text that states "Turn stored data into application data." The text under this arrow states "Online storage and access for enterprise data. Seamless integration with applications. Web access to stored data. Dynamic email storage, retrieval and protection." The graphic for DiskXtender illustrates five forms of storage: tape libraries, primary storage, NAS devices, CD/DVD and optical jukeboxes. In the upper righthand corner is the OTG Logo.

                                 --------------

                               TABLE OF CONTENTS

                                            PAGE
                                          --------
PROSPECTUS SUMMARY......................      3
RISK FACTORS............................      8
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS............................     17
USE OF PROCEEDS.........................     18
DIVIDEND POLICY.........................     18
PRICE RANGE OF COMMON STOCK.............     18
CAPITALIZATION..........................     19
DILUTION................................     20
SELECTED CONSOLIDATED FINANCIAL DATA....     21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS............................     23
BUSINESS................................     33

                                            PAGE
                                          --------

MANAGEMENT..............................     46
RELATED PARTY TRANSACTIONS..............     54
PRINCIPAL AND SELLING STOCKHOLDERS......     56
DESCRIPTION OF CAPITAL STOCK............     58
SHARES ELIGIBLE FOR FUTURE SALE.........     61
UNDERWRITING............................     62
NOTICE TO CANADIAN RESIDENTS............     65
LEGAL MATTERS...........................     66
EXPERTS.................................     66
CHANGE OF AUDITORS......................     66
WHERE YOU CAN FIND MORE INFORMATION.....     66
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS............................    F-1

                                ----------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY NOT BE ACCURATE AFTER THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THIS SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, APPEARING ELSEWHERE IN THIS PROSPECTUS.

                               OTG SOFTWARE, INC.

    We are a provider of online data storage management and data access software. Our software enables enterprises to move, store, manage and access data and e-mail quickly and efficiently over a variety of network architectures, including the Web and storage area networks. Our software supports many different types of storage devices, is easy to install and use, and can manage storage systems ranging in size from a single storage device to an enterprise-wide network storage system.

    The growth of data-intensive computing functions such as e-commerce, e-mail, multimedia applications, complex enterprise computer applications and the conversion from paper to electronic storage has fueled rapid growth in the amount of data stored by enterprises. This growth has increased the demand for data storage management software. Gartner Group, an independent information technology research firm, estimates that the storage management software market will grow from $4.2 billion in 1999 to $14.7 billion in 2004.

    Traditionally, enterprises have focused on protecting data by backing it up on secondary storage devices. This process restricts direct access to data by users and software applications and results in repetitively backing up the same data. One response to these limitations has been the emergence of storage area networks. A storage area network is a network of servers and data storage devices that are interconnected at high speeds, allowing network resources to be located at remote and diverse locations. International Data Corporation, an independent information technology research firm referred to as IDC, estimates that the total worldwide storage area networks market will grow from $3.4 billion in 1999 to more than $13.8 billion in 2003. Storage area networks are designed to store more data more quickly but not to make the data storage and access process more efficient.

    Our software enhances the performance of both traditional storage and back-up methods and storage area networks by:

    - automatically applying policies that determine whether, or for how long, data should be stored;

    - providing efficient transfer of data to and from storage devices throughout networks, including storage area networks;

    - providing a detailed index of stored data;

    - enabling rapid and easy retrieval of stored data selected by users and software applications;

    - maximizing the effective capacity of existing storage devices;

    - providing secure Web access to stored data; and

    - automatically consolidating stored data and providing centralized storage management.

    We market our products primarily through more than 15 original equipment manufacturers and more than 275 domestic and international value-added resellers and distributors, as well as through our direct sales force. We have original equipment manufacturer relationships with Agilent Technologies, Cerner, Data General, a division of EMC, FileNet, Imation, Legato Systems, StorageTek, and Tivoli Systems, a subsidiary of IBM, among others.

    We have licensed our products to more than 7,600 corporations, government agencies and other organizations across a broad spectrum of industries. Our customers include American Airlines, Boeing, Citicorp, Dow Chemical, Mayo Clinic, Nabisco, the National Association of Securities Dealers, Nortel

Networks, PSINet, Seaboard International Forest Products, the University of Miami and the U.S. Department of Defense.

    Though we were profitable for the nine months ended September 30, 2000, we have had operating losses in the past. As of September 30, 2000, we had an accumulated deficit of $20.8 million. We operate in a highly competitive market characterized by rapid technological change. We are controlled by Richard A. Kay, our chairman, president and chief executive officer, who beneficially owns 45.9% of our common stock outstanding prior to this offering and will beneficially own 41.1% of our outstanding common stock after this offering.

                              RECENT DEVELOPMENTS

    In April, 2000, we acquired xVault, Inc. for consideration of 159,996 shares of our common stock and $1.75 million in cash. xVault was a provider of e-mail management and archiving solutions to government, business and industry. We incorporated xVault's technology into our recently released EmailXtender product. The acquisition was accounted for using the purchase method.

    In June 2000, we released our EmailXtender product. EmailXtender is designed to be integrated with leading e-mail platforms and provides intelligent storage, indexing, archiving, and retrieval of e-mail messages and attachments. EmailXtender also provides timely recovery from virus attacks and eliminates the need for administrative restrictions on message or attachment size. We intend to continue to capitalize on our position as an early provider of e-mail storage management and promote the adoption of our product in the electronic collaboration market.

    In June 2000, we also announced our OnlineStor.com offering. OnlineStor.com provides our XtenderSolutions product suite on a leased or metered basis over the Web through application service providers and storage service providers. We intend to expand our capability to enable our customers to outsource data storage capacity and management over the Web by expanding existing relationships and pursuing additional relationships with application service providers and storage service providers.

    In September 2000, we released our SANXtender product. SANXtender provides automated, centralized management of data stored on a storage area network, enabling users and applications to access this data directly. We have successfully demonstrated the compatibility of our technology and its ability to operate with the products of leading manufacturers of storage area network technologies such as Advanced Digital Information, ATL Products, ATTO Technology, Brocade Communications Systems, Chaparral Network Storage, Compaq Computer, Crossroads Systems, Emulex, Gadzoox Networks, Hewlett-Packard, QLogic and Vixel. We intend to continue to pursue strategic alliances with other leading providers of storage area network technologies.

                                  THE OFFERING

Common stock offered by us...................  1,650,000 shares

Common stock offered by the selling            1,650,000 shares
  stockholders...............................

Common stock to be outstanding after this      27,581,886 shares
  offering...................................

Use of proceeds..............................  General corporate purposes, including working capital and capital expenditures. We will not
                                               receive any proceeds from the sale of common
                                               stock by the selling stockholders. See "Use
                                               of Proceeds."

Nasdaq National Market symbol................  OTGS

    The number of shares to be outstanding after this offering is based on shares outstanding at September 30, 2000 and excludes as of that date:

    - 4,142,263 shares subject to outstanding options at a weighted average exercise price of $7.43 per share; and

    - 991,253 additional shares reserved for issuance under our stock plans.

    Except where stated otherwise, the information we present in this prospectus assumes no exercise by the underwriters of their over-allotment option and gives effect to the exercise by selling stockholders of options and a warrant to purchase 98,222 shares, which will be sold in this offering.

    Our principal executive offices are located at 6701 Democracy Boulevard, Suite 800, Bethesda, Maryland 20817 and our telephone number is (301) 897-1400. We were initially incorporated as a Maryland corporation in March 1992. We reincorporated in Delaware in June 1998. When we refer to ourselves or OTG Software, Inc., these references include the predecessor Maryland corporation. Our Web address is www.otg.com. The information on our website is not incorporated by reference into this document and should not be considered to be part of this document. Our website address is included in this document as an inactive textual reference only.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table is a summary of the financial data for our business. You should read this information together with the consolidated financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma consolidated statement of operations data (A) gives effect to the acquisition of xVault, Inc. The pro forma consolidated statement of operations data (B) reflects federal and state income taxes based on applicable tax rates for the periods presented during which we operated as an S corporation as if we had not elected S corporation status for the periods indicated. See note 1 to our consolidated financial statements appearing elsewhere in this prospectus for information regarding shares used in computing pro forma net income (loss) per share--basic and diluted. The as adjusted balance sheet data reflects the sale of the common stock offered by us in this offering based on an assumed public offering price of $35.56 per share, after deducting estimated underwriting discounts and estimated offering expenses payable by us and the assumed exercise by selling stockholders of options and a warrant to purchase 98,222 shares of common stock at a weighted average exercise price of $1.84 per share.

                                                YEAR ENDED DECEMBER 31,                       NINE MONTHS ENDED SEPTEMBER 30,
                               ---------------------------------------------------------   --------------------------------------
                                 1996       1997       1998               1999               1999                  2000
                               --------   --------   --------   ------------------------   --------      ------------------------
                                                                 ACTUAL    PRO FORMA (A)                  ACTUAL    PRO FORMA (A)
                                                                --------   -------------                 --------   -------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Software licenses..........   $6,075    $ 8,543    $12,089    $18,208       $18,290      $12,605       $22,751       $22,857
  Services...................    1,321      3,361      5,230      7,232         7,232        5,011         7,276         7,276
                                ------    -------    -------    -------       -------      -------       -------       -------
    Total revenues...........    7,396     11,904     17,319     25,440        25,522       17,616        30,027        30,133
Cost of revenues:
  Software licenses..........      848        579        532      1,062         1,146          670         1,353         1,446
  Services...................      442      1,219      1,639      3,017         3,017        2,188         3,207         3,207
                                ------    -------    -------    -------       -------      -------       -------       -------
    Total cost of revenues...    1,290      1,798      2,171      4,079         4,163        2,858         4,560         4,653
                                ------    -------    -------    -------       -------      -------       -------       -------
Gross profit.................    6,106     10,106     15,148     21,361        21,359       14,758        25,467        25,480
Operating expenses:
  Research and development...    2,012      2,455      3,958      5,137         5,705        3,725         6,142         6,467
  Sales and marketing........    2,979      5,313      8,986     11,487        11,831        7,959        12,691        12,976
  General and
    administrative...........    1,940      1,709      2,150      4,139         4,268        2,680         4,347         4,418
  Amortization of acquired
    intangible assets........       --         --         --         --           763           --           347           572
  Write-off of acquired
    in-process research and
    development..............       --         --         --         --            --           --           620            --
                                ------    -------    -------    -------       -------      -------       -------       -------
    Total operating
      expenses...............    6,931      9,477     15,094     20,763        22,567       14,364        24,147        24,433
                                ------    -------    -------    -------       -------      -------       -------       -------
Income (loss) from
  operations.................     (825)       629         54        598        (1,208)         394         1,320         1,047
Interest income (expense),
  net........................     (143)      (162)    (1,261)    (2,053)       (2,086)      (1,519)        1,736         1,658
                                ------    -------    -------    -------       -------      -------       -------       -------
Income (loss) before income
  taxes......................     (968)       467     (1,207)    (1,455)       (3,294)      (1,125)        3,056         2,705
Provision for income taxes...       --         --         --         --            --           --           343           514
                                ------    -------    -------    -------       -------      -------       -------       -------
Net income (loss)............   $ (968)   $   467    $(1,207)   $(1,455)      $(3,294)     $(1,125)      $ 2,713       $ 2,191
                                ======    =======    =======    =======       =======      =======       =======       =======
Net income per share:
  Basic......................                                                                              $0.12
                                                                                                         =======
  Diluted....................                                                                              $0.10
                                                                                                         =======
Weighted average shares
  outstanding:
  Basic......................                                                                             23,410
                                                                                                         =======
  Diluted....................                                                                             26,400
                                                                                                         =======
Pro forma statement of
  operations data (B):
  Income (loss) before income
    taxes as reported........   $ (968)   $   467    $(1,207)   $(1,455)      $(3,294)     $(1,125)      $ 3,056       $ 2,191
  Pro forma income tax
    provision
    (benefit)................       --         --         --         --            --           --           581            --
                                ------    -------    -------    -------       -------      -------       -------       -------
  Pro forma net income
    (loss)...................   $ (968)   $   467    $(1,207)   $(1,455)      $(3,294)     $(1,125)      $ 2,475       $ 2,191
                                ======    =======    =======    =======       =======      =======       =======       =======
  Pro forma net income (loss)
    per share:
    Basic....................                                   $ (0.07)      $ (0.16)     $ (0.05)      $  0.11       $  0.09
                                                                =======       =======      =======       =======       =======
    Diluted..................                                   $ (0.07)      $ (0.16)     $ (0.05)      $  0.09       $  0.08
                                                                =======       =======      =======       =======       =======
  Pro forma weighted average
    shares outstanding:
    Basic....................                                    20,560        20,720       20,560        23,410        23,478
                                                                =======       =======      =======       =======       =======
    Diluted..................                                    20,560        20,720       20,560        26,400        26,468
                                                                =======       =======      =======       =======       =======

                                                                 SEPTEMBER 30, 2000
                                                              -------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------   --------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $67,818       $122,696
Working capital.............................................   72,215        127,093
Total assets................................................   92,158        147,036
Total debt..................................................       99             99
Total stockholders' equity..................................  $78,849       $133,727

                                  RISK FACTORS

    You should carefully consider the following risk factors and all other information contained in this prospectus before investing in our common stock. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and materially adversely affect our future operating results and could result in a partial or complete loss of your investment.

RISKS RELATED TO OUR BUSINESS

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT REVENUE GROWTH RATES, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE

    Although our revenues have grown rapidly in recent years, we may not be able to maintain this rate of revenue growth because of the difficulty of maintaining high percentage increases as our base of revenue increases. In addition, growing competition, lower-than-expected market acceptance of Windows NT or Windows 2000, or the failure of the market for storage area networks to develop, could also affect our revenue growth. Our inability to maintain our rate of revenue growth could cause our stock price to decline.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND MAY CAUSE OUR STOCK PRICE TO DECLINE

    Fluctuations in our operating results are likely to affect our stock price in a manner that may be unrelated to our long-term operating performance.

    Our revenues in any quarter will depend substantially on orders we receive, ship and determine to be collectible in that quarter. In addition, we typically receive a significant portion of orders during the last month of each quarter, and we cannot predict whether those orders will be placed, fulfilled and shipped in that period. If we have lower revenues than we expect, we probably will not be able to reduce our operating expenses in time to compensate for any revenue shortfall. Therefore, any significant shortfall in revenues or delay of customer orders could have an immediate adverse effect on our operating results in that quarter.

    Our operating results have fluctuated in the past, and they are likely to fluctuate significantly in the future. Quarterly comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of our future performance. Factors that could affect our operating results include:

    - the unpredictability of the timing and level of sales through our indirect sales channels;

    - the timing and magnitude of large orders;

    - changes in the mix of our sales, including the mix between higher margin software licenses and lower margin services;

    - the timing and amount of our marketing, sales and product development expenses;

    - the cost and time required to develop new software products;

    - the introduction, timing and market acceptance of new products introduced by us or our competitors;

    - changes in data storage and networking technology or the introduction of new operating system upgrades, which could require us to modify our products or develop new products;

    - the growth rate of Windows NT;

    - the rate of adoption of Windows 2000;

    - the rate of adoption of storage area networks;

    - pricing policies, payment terms and distribution terms;

    - the failure of customers, especially those to whom we have granted extended payment terms, to pay amounts owed when due; and

    - the timing and size of acquisitions, if any.

    In addition, our efforts to expand our software product suite, sales and marketing activities, direct and indirect distribution channels and maintenance and technical support functions and to pursue strategic relationships or acquisitions may not succeed or may prove more expensive than we anticipate. As a result, we cannot predict our future operating results with any degree of certainty and our operating results may vary significantly from quarter to quarter.

OUR BUSINESS DEPENDS ON THE ACCEPTANCE OF WINDOWS NT AND WINDOWS 2000 TO RUN COMPUTER NETWORKS, AND A DECREASE IN THEIR RATES OF ACCEPTANCE COULD CAUSE OUR REVENUES TO DECLINE

    For the foreseeable future, we expect a substantial majority of our revenues to continue to come from sales of our Windows NT-based data storage software products. As a result, we depend on the growing use of Windows NT for computer networks. If the deployment of Windows NT does not increase as we anticipate, or if it decreases, our revenues could decline. In addition, if users do not accept Windows 2000, or if there is a wide acceptance of other existing or new operating systems, our business would suffer.

    Windows 2000 may not gain market acceptance. In addition, users of previous versions of Windows NT may decide to migrate to another operating system due to these delays or improved functionality of another operating system. We have expended significant resources on the development of Windows 2000-compatible versions of our product suite and our future success depends upon sales of this product suite. If users of Windows 2000 networks do not widely adopt and purchase our products, our revenue and business will suffer.

OUR SUCCESS DEPENDS UPON THE DEVELOPMENT OF THE EMERGING MARKET FOR STORAGE AREA NETWORKS, AND IF THIS MARKET FAILS TO DEVELOP, OR DEVELOPS MORE SLOWLY THAN WE ANTICIPATE, OR IF OUR PRODUCTS ARE NOT WIDELY ACCEPTED IN THIS MARKET, OUR BUSINESS WILL SUFFER

    Our future growth and profitability will depend upon the widespread acceptance of storage area networks as an enterprise-wide data storage method and the acceptance of our products for use in such networks. Accordingly, widespread adoption of storage area networks is critical to our future success. The market for storage area networks has only recently begun to develop and evolve. Because this market is new, it is difficult to predict its potential size or growth rate. Potential customers that have invested substantial resources in their existing data storage management systems may be reluctant or slow to adopt a new approach like storage area networks. Our success in generating revenues in this emerging market will depend, among other things, on our ability to educate potential original equipment manufacturers and system integrators, as well as potential end-users, about the benefits of storage area networks and our data storage management solutions when deployed in the storage area network environment. Furthermore, although we are attempting to position our products as a standard for data storage management on storage area networks, if we are unsuccessful in doing so, competing standards may emerge that will be preferred by original equipment manufacturers, systems integrators or end-users.

WE HAVE EXPERIENCED SIGNIFICANT GROWTH IN OUR BUSINESS AND OUR FAILURE TO MANAGE THIS GROWTH OR ANY FUTURE GROWTH COULD HARM OUR BUSINESS

    We continue to increase the scope of our operations and have grown our headcount substantially. As of December 31, 1998, we had a total of 144 employees, as of December 31, 1999, we had a total of 172 employees, and as of September 30, 2000, we had a total of 251 employees. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively. We also cannot be sure that our revenues will continue to grow at a rate sufficient to absorb the costs associated with a larger overall headcount.

    Our future success and our ability to sustain our revenue growth also depend upon the continued service of our executive officers and other key sales and research and development personnel. The loss of any of our executive officers or key employees, especially Richard A. Kay, F. William Caple and Ronald W. Kaiser, could adversely affect our business and slow our product development processes. Although we have employment agreements with these executives, these agreements do not obligate them to remain employed by us. We do not have key person life insurance policies covering any of our employees. Furthermore, we must continue to hire large numbers of highly qualified individuals. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future.

    To achieve our business objectives, we may recruit and employ skilled technical professionals from other countries to work in the United States. Limitations imposed by federal immigration laws and the availability of visas could compromise our ability to attract necessary qualified personnel. This may have a negative effect on our business and future operating results.

OUR REVENUES PRIMARILY DEPEND ON SALES OF LICENSES FOR ONE PRODUCT LINE, OUR XTENDERSOLUTIONS PRODUCT SUITE, AND A DECLINE IN SALES OF LICENSES FOR THIS PRODUCT SUITE COULD CAUSE OUR REVENUES TO FALL

    We have derived the substantial majority of our revenue from the sale of our XtenderSolutions product suite. During 1997, 1998, 1999 and the nine months ended September 30, 2000, sales of our XtenderSolutions products accounted for approximately 72%, 70%, 72% and 76% of our total revenues, respectively. We expect that these products will continue to account for a large portion of our revenues for the foreseeable future. Accordingly, our business and future operating results depend on the continued market acceptance of our XtenderSolutions products and future enhancements to these products. Any factors adversely affecting the pricing of, demand for or market acceptance of our XtenderSolutions products, including competition or technological change, could cause our revenues to decline and our business and future operating results to suffer.

OUR MULTIPLE DISTRIBUTION CHANNELS ARE SUBJECT TO MANY RISKS THAT COULD ADVERSELY AFFECT OUR SALES

    DIRECT SALES. We have a growing direct sales force to sell our products, especially to large customers. Direct sales involve a number of risks, including:

    - longer sales cycles, typically three to six months;

    - our need to hire, train, retain and motivate our sales force; and

    - the length of time it takes our new sales representatives to begin generating sales.

    INDIRECT SALES. We expect that a significant portion of our revenues will continue to come from indirect sales. These include sales to original equipment manufacturers that incorporate our data storage management software into systems they sell. We also expect future revenues from distributors and value-added resellers that sell our software, often bundled with their own software or services. We have no control over the shipping dates or volumes of systems our original equipment manufacturers, value-added resellers or distributors ship, and they have no obligation to ship systems incorporating our software. They generally have no minimum sales requirements and can terminate their relationship with us on short notice. We develop customized versions of our products for some of our original equipment manufacturers to be included in their systems software and other products. Developing products for these original equipment manufacturers causes us to divert resources from other activities which are also important to our business. If these versions do not result in substantial revenues, our business and financial results could be adversely affected.

OUR ORIGINAL EQUIPMENT MANUFACTURERS COULD CHOOSE TO COMPETE WITH US OR WITH EACH OTHER, WHICH COULD HARM OUR BUSINESS

    Our original equipment manufacturers, value-added resellers and distributors could choose to develop their own data storage management products and incorporate those products into their systems or product offerings in lieu of our products. In addition, the original equipment manufacturers that we do business with may compete with one another. To the extent that one of our original equipment manufacturer customers views the products we have developed for another original equipment manufacturer as competitive, it may decide to stop doing business with us, which could harm our business.

OVERLAPPING SALES EFFORTS MAY LEAD TO INEFFICIENCIES AND MAY ADVERSELY AFFECT OUR RELATIONSHIPS WITH THOSE WHO SELL OUR PRODUCTS

    Our original equipment manufacturers, value-added resellers, distributors and direct sales force might target the same sales opportunities, which could lead to an inefficient allocation of sales resources. This would result in our marketing similar products to the same end-users. These overlapping sales efforts could also adversely affect our relationships with our original equipment manufacturers, value-added resellers, distributors and other sales channels and result in them being less willing to market our products aggressively, and could compromise margins on products we sell directly.

THE MARKET FOR OUTSOURCED DATA STORAGE SOFTWARE OVER THE WEB IS NEW AND EVOLVING, AND IF THIS MARKET FAILS TO DEVELOP OR IF OUR PRODUCTS ARE NOT WIDELY ACCEPTED IN THIS MARKET, OUR BUSINESS COULD SUFFER

    Part of our strategy is to offer outsourced data storage software to customers over the Web. In this business model, customers who wish to reduce their in-house hardware and maintenance costs would pay us or a third party using our products to provide metered or leased data storage capacity and management. If this business model does not gain acceptance among potential customers, we will not be able to implement this strategy successfully. The market for electronic outsourced data storage software has only recently begun to emerge and we cannot be sure that it will develop or grow. Among other things, the development of this market could be limited by:

    - concerns over the reliability and security of the Web, especially as a means of moving data that is critical to the customer's business; and

    - customer reluctance to cede control over the hardware and network infrastructure used to store important data and to rely on systems provided by a third party.

    We have only recently begun to provide outsourced data storage services through OnlineStor.com and do not have any significant experience in the market for these services. We are expending significant resources to develop the market for this service, and if this market fails to develop, or if we are unable to penetrate it successfully, we will not realize any return on this investment, and our business may suffer.

IF WE ENCOUNTER SYSTEM FAILURES OR OTHER DIFFICULTIES IN PROVIDING OUTSOURCED DATA STORAGE SERVICES, WE COULD BE EXPOSED TO LIABILITY AND OUR REPUTATION COULD SUFFER

    We depend upon a hardware and networking infrastructure to deliver outsourced data storage capacity to our customers. If this infrastructure fails, or customers otherwise experience difficulties or delays in retrieving data, we could face liability claims from them and our reputation could be damaged. We currently do not develop the hardware and networking infrastructure ourselves, but rather contract with third parties, such as application service providers and storage service providers, to supply these components on our behalf. For this reason, we are dependent on the performance of the systems deployed and maintained by these parties, whom we do not control. In some cases, we might contract directly with the customer to provide the outsourced services; in other cases, we might act as a reseller for application service providers, storage service providers or others. In either case, we would expect to include contractual provisions limiting our liability to the customer for system failures and delays, but we cannot be sure that these limits will be enforceable or will be sufficient to shield us from liability. We cannot guarantee that our liability insurance will cover all potential claims or that the amounts of our coverage will be sufficient.

OTHER COMPANIES HAVE DEVELOPED OR MAY CHOOSE TO DEVELOP COMPETING PRODUCTS AND POTENTIAL CUSTOMERS FOR OUR PRODUCTS MAY CHOOSE TO DEVELOP INTERNAL DATA STORAGE MANAGEMENT CAPABILITIES OR SATISFY THEIR NEEDS WITH A TRADITIONAL DATA BACK-UP SOLUTION, ANY OF WHICH COULD CAUSE OUR REVENUES AND OUR BUSINESS TO SUFFER

    We face a variety of competitors that offer products with some of our products' features. Some potential customers may elect to internally develop capabilities similar to those provided by our products rather than buying them from us or another outside vendor. Although our products generally enhance traditional data back-up capabilities offered by companies such as VERITAS Software, Legato Systems, Computer Associates International and IBM, our products may compete against traditional back-up solutions when a potential customer seeks to address its storage needs with only a data back-up solution. Furthermore, VERITAS Software has recently begun to offer a Windows NT-based product that competes with DiskXtender and a Microsoft Exchange-based back-up product for e-mail attachments that competes with EmailXtender. If potential customers choose to develop their own capabilities, choose a traditional data back-up solution or purchase a competing product, our revenues and business will suffer.

    In addition, Microsoft could develop competing products. Windows 2000 includes basic data storage management capabilities. Microsoft could compete with us by enhancing and expanding these capabilities to offer an integrated storage management capability within its basic operating system. This would reduce or eliminate the need to purchase our products, which would cause our revenues and business to suffer.

OUR PRODUCTS MUST REMAIN COMPATIBLE WITH OPERATING SYSTEM SOFTWARE, NETWORK HARDWARE AND SOFTWARE CONFIGURATIONS, WHICH ARE CURRENTLY UNDERGOING, AND WILL LIKELY CONTINUE TO UNDERGO, SIGNIFICANT CHANGE THAT COULD RENDER OUR PRODUCTS OBSOLETE

    The market for our data storage management software is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Our products could be rendered obsolete if products based on new technologies are introduced or new industry standards emerge. We have expended significant resources to allow our products to take advantage of the release of Windows 2000 and to prepare our products for the emergence of storage area networks, and we expect to continue to do so. If Windows 2000 and storage area networks are not widely adopted, our business and future operating results will suffer.

    As the emergence of storage area networks demonstrates, the computing environments in which our products must operate are complex and change rapidly. As a result, we cannot accurately estimate the life cycles of our software products. New products and product enhancements can require long development and testing periods, and depend significantly on our ability to hire and retain increasingly scarce technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new product releases could result in lost revenues and significant additional expense.

    Our future success also depends, in part, on the compatibility of our products with other vendors' software and hardware products, particularly those provided by Microsoft and providers of storage area network technologies. Microsoft or other vendors may change their products so that they will no longer be compatible with our products. These vendors may also decide to bundle their products with other competing products for promotional purposes. If that were to happen, our business and future operating results might suffer as we might be priced out of the market or no longer be able to offer commercially viable products.

WE HAVE EXPERIENCED ERRORS IN OUR PRODUCTS IN THE PAST, AND ANY SUCH ERRORS IN THE FUTURE COULD HARM OUR REPUTATION AND COULD CAUSE CUSTOMERS TO DEMAND REFUNDS FROM US OR ASSERT CLAIMS FOR DAMAGES AGAINST US, WHICH COULD HARM OUR BUSINESS AND FUTURE OPERATING RESULTS

    Because our software products are complex, they have in the past, and could in the future, contain errors or bugs. Bugs can be detected at any point in a product's life cycle. In the past, we have devoted significant resources to the detection and correction of errors and we expect to do so in the future. While we continually test our products for errors and work with customers through our customer support services and engineering personnel to identify and correct bugs in our software, we expect that errors in our products, especially new releases of our current products and new product offerings, will continue to be found in the future. Any of these errors could be significant and could harm our business and future operating results. Detection of any significant errors may result in:

    - the loss of or delay in market acceptance and sales of our products;

    - diversion of development resources;

    - injury to our reputation; or

    - increased maintenance and warranty costs.

    Because customers use our products to store and retrieve critical information, we may be subject to significant liability claims if our products do not work properly. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims. Liability claims could require us to spend significant time and money in litigation or pay significant damages. Claims of this nature, whether or not successful, could seriously damage our reputation and our business.

OUR SOFTWARE PRODUCTS RELY ON OUR INTELLECTUAL PROPERTY, AND ANY FAILURE BY US TO PROTECT, OR ANY MISAPPROPRIATION OF, OUR INTELLECTUAL PROPERTY COULD ENABLE OUR COMPETITORS TO MARKET PRODUCTS WITH SIMILAR FEATURES THAT MAY REDUCE DEMAND FOR OUR PRODUCTS

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where we are seeking to expand our operations and where the laws may not protect our proprietary rights as fully as those in the United States. Our success and ability to compete depend substantially upon our internally developed technology, which is incorporated in the source code for our products. We protect our intellectual property through a combination of copyright, trade secret and trademark law. We have registered, or are in the process of registering, all of our trademarks under applicable law. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to our source code and other intellectual property and the distribution of our software, documentation and other proprietary information. These measures afford only limited protection and may be inadequate, especially because employees such as ours are highly sought after and may leave our employ with significant knowledge of our proprietary information. Others may develop technologies that are similar or superior to our technology or design around the copyrights and trade secrets we own.

OUR PRODUCTS EMPLOY TECHNOLOGY THAT MAY INFRINGE THE PROPRIETARY RIGHTS OF OTHERS, AND WE MAY BE LIABLE FOR SIGNIFICANT DAMAGES AS A RESULT

    We expect that our software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We do not conduct comprehensive patent searches to determine whether technologies used in our products infringe upon patents or patent applications held by others. In addition, we hire employees who may be privy to the proprietary information of their prior employers. Although we believe that our products do not employ technology that infringes any proprietary rights of third parties, third parties nevertheless may claim that we infringe their intellectual property rights. Regardless of whether these claims have any merit, they could:

    - be time-consuming to defend;

    - result in costly litigation;

    - divert our management's attention and resources;

    - cause product shipment delays; or

    - require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all.

    A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could damage our business because we would not be able to sell our products without redeveloping them or incurring significant additional expenses.

THE EXPANSION OF OUR INTERNATIONAL OPERATIONS SUBJECTS OUR BUSINESS TO ADDITIONAL ECONOMIC RISKS WHICH COULD HAVE AN ADVERSE IMPACT ON OUR REVENUE AND BUSINESS

    In both 1998 and 1999, products we sold to customers outside the United States accounted for 6% of our total revenues. For the nine months ended September 30, 2000, sales to customers outside the United States accounted for approximately 11% of our total revenue, with one sale of software licenses recognized in the second quarter of 2000 representing 34% of our international revenue for that period. We plan to increase our international sales activities, but these activities are subject to a number of risks, including:

    - greater difficulty in accounts receivable collection and longer collection periods;

    - political and economic instability;

    - greater difficulty in attracting distributors that market and support our products effectively;

    - the need to comply with varying employment policies and regulations which could make it more difficult and expensive to manage our headcount if we need to establish more direct sales staff outside the United States;

    - weaker operating results from our international operations in each quarter ending September 30 due to the summer slowdown in Europe; and

    - the effects of currency fluctuations.

    As we seek to expand our international operations, if any of these risks materialize, our revenues and our business could be adversely affected.

IF WE UNDERTAKE ACQUISITIONS, THEY MAY BE EXPENSIVE AND DISRUPTIVE TO OUR BUSINESS AND COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS, FUTURE OPERATIONS AND MARKET PRICE OF OUR STOCK

    In April 2000, we acquired a complementary business by means of a merger. We may continue to make investments in complementary companies, products or technologies. We could have difficulty in integrating an acquired company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. We also expect that we would incur substantial expenses if we acquired other businesses or technologies. If we issue additional equity securities, our stockholders could experience dilution and the market price of our stock may decline. As of the date of this prospectus, we have no agreements or understandings regarding any future acquisitions.

RISKS RELATED TO THIS OFFERING

OUR STOCK MAY BE SUBJECT TO SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS DUE TO A NUMBER OF FACTORS, INCLUDING THE FACT THAT WE ARE A TECHNOLOGY COMPANY, THAT MAY PREVENT OUR STOCKHOLDERS FROM RESELLING OUR COMMON STOCK AT A PROFIT

    The securities markets have experienced significant price and volume fluctuations, and the market prices of the securities of software and other technology companies such as ours have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce our stock price in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response our stock price could decrease significantly. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in their stock price have faced securities class action litigation. If we become the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

OUR OFFICERS, DIRECTORS AND PERSONS AFFILIATED WITH THEM CONTROL OUR BUSINESS AND HOLD A MAJORITY OF OUR STOCK AND COULD REJECT MERGERS OR OTHER BUSINESS COMBINATIONS THAT A STOCKHOLDER MAY BELIEVE ARE DESIRABLE

    We anticipate that our directors, officers and individuals or entities affiliated with our directors as a group will beneficially own approximately 60.8% of our outstanding common stock after this offering closes. As a result, these stockholders acting together would be able to determine the outcome of all matters that our stockholders vote upon, including the election of directors and mergers or other business combinations.

THE PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT POTENTIAL ACQUISITION BIDS THAT STOCKHOLDERS MAY BELIEVE ARE DESIRABLE, AND THE MARKET PRICE OF OUR COMMON STOCK MAY BE LOWER AS A RESULT

    Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change of control transaction. As a result, our stock price and the voting and other rights of our stockholders may be adversely affected. The issuance of preferred stock may result in the loss of voting control to other stockholders. We have no current plans to issue any shares of preferred stock.

    Our charter documents contain anti-takeover devices including:

    - only one of the three classes of directors is elected each year;

    - stockholders have limited ability to remove directors without cause;

    - stockholders cannot act by written consent;

    - stockholders cannot call a special meeting of stockholders; and

    - stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

    In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware corporate statute, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions may prevent our stock price from increasing substantially in response to actual or rumored takeover attempts. These provisions may also prevent changes in our management.

FUTURE SALES OF OUR COMMON STOCK COULD DEPRESS OUR STOCK PRICE

    Sales of substantial amounts of common stock by our officers, directors and other stockholders in the public market after this offering, or the awareness that a large number of shares is available for sale, could adversely affect the market price of our common stock. In addition to the adverse effect a price decline could have on holders of our common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities. Substantially all of the shares of common stock currently outstanding are eligible for resale in the public market. Although our officers, directors and principal stockholders have agreed that for 90 days after the date of this prospectus they will not offer, sell, contract to sell or otherwise dispose of any shares of our common stock, Credit Suisse First Boston Corporation may, in its discretion, waive this lock-up at any time for any holder.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," "would," "potential," "predict," or "continue," or the negative of these and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict or control accurately. The factors listed above in the section headed "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of the 1,650,000 shares of common stock we are offering will be approximately $54.7 million, assuming a public offering price of $35.56 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

    We intend to use the net proceeds of this offering for working capital and general corporate purposes. Although we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, we have no specific acquisitions planned. Pending these uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    We made distributions to our stockholders of approximately $60,000, $600,000, $5.5 million and $34,000 during the years ended December 31, 1996, 1997, 1998 and 1999, respectively. Following the closing of our initial public offering in March 2000, we distributed $1.2 million to cover S corporation tax liabilities of our then-existing stockholders. We do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business. Our commercial credit facility currently prohibits the payment of dividends.

                          PRICE RANGE OF COMMON STOCK

    Our common stock began trading on the Nasdaq National Market on March 10, 2000, under the symbol "OTGS." The following table sets forth for the indicated periods the high and low sales prices of our common stock as reported by the Nasdaq National Market.

                                                                HIGH       LOW
                                                              --------   --------
First Quarter (beginning March 10, 2000)....................  61 7/16    29
Second Quarter..............................................  42 9/16    13
Third Quarter...............................................  44         19 3/8

    On October 23, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $35.56.

                                 CAPITALIZATION

    The following table sets forth our capitalization and other financial information as of September 30, 2000:

    - on an actual basis; and

    - on an as adjusted basis to reflect the sale of the shares of common stock offered by us in this offering, our receipt and application of the estimated net proceeds, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses that we expect to pay in connection with this offering, and the assumed exercise by selling stockholders of options and a warrant to purchase 98,222 shares of common stock at a weighted average exercise price of $1.84 per share.

    You should read this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes and the other financial information in this prospectus.

                                                                SEPTEMBER 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 67,818     $122,696
                                                              ========     ========
Total debt..................................................  $     99     $     99
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
    authorized; no shares issued and outstanding, actual and
    as adjusted.............................................        --           --
  Common stock, $.01 par value; 65,000,000 shares
    authorized; 25,833,664 shares issued and outstanding,
    actual; 27,581,886 shares issued and outstanding, as
    adjusted................................................       258          276
  Additional paid-in capital................................   102,448      157,308
  Deferred compensation.....................................    (2,017)      (2,017)
  Accumulated deficit.......................................   (20,819)     (20,819)
    Less stock subscriptions receivable.....................    (1,021)      (1,021)
                                                              --------     --------
      Total stockholders' equity............................    78,849      133,727
                                                              --------     --------
        Total capitalization................................  $ 78,948     $133,826
                                                              ========     ========

    As of September 30, 2000, the outstanding share information excludes:

    - 4,142,263 shares of common stock issuable on exercise of outstanding options, at a weighted average exercise price of $7.43 per share; and

    - 991,253 shares of common stock reserved at that date for future issuance under our stock plans.

                                    DILUTION

    Our net tangible book value as of September 30, 2000 was $75.5 million, or $2.92 per share of common stock. We have calculated this amount by:

    - subtracting our total liabilities from our total tangible assets; and

    - then dividing the difference by the total number of shares of common stock outstanding.

    If we give effect to our sale of 1,650,000 shares of common stock in this offering at an assumed public offering price of $35.56 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, and the assumed exercise by selling stockholders of options and a warrant to purchase 98,222 shares of common stock at a weighted average exercise price of $1.84 per share, our adjusted net tangible book value as of September 30, 2000 would have been $130.4 million, or $4.73 per share. This amount represents an immediate dilution of $30.83 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share.....................              $35.56
  Net tangible book value per share before this offering....   $ 2.92
  Increase in net tangible book value per share attributable to
    new investors...........................................     1.81
                                                               ------
Net tangible book value per share after this offering.......                4.73
                                                                          ------
Dilution per share to new investors.........................              $30.83
                                                                          ======

    The table above assumes no exercise of stock options to purchase 4,142,263 shares of common stock outstanding at September 30, 2000. To the extent any of these options or the warrant are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from, and are qualified by reference to, audited consolidated financial statements included in this prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data at December 31, 1995, 1996 and 1997, are derived from our consolidated financial statements that are not included in this prospectus. The statement of operations data for the nine months ended September 30, 1999 and September 30, 2000, and the balance sheet data as of September 30, 2000 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Historical results, including those for the nine months ended September 30, 2000, are not necessarily indicative of results that may be expected for any future period. The pro forma consolidated statement of operations data reflects federal and state income taxes based on applicable tax rates for the periods presented during which we operated as an S corporation as if we had not elected
S corporation status for the periods indicated. See note 1 to our consolidated financial statements appearing elsewhere in this prospectus for information regarding shares used in computing pro forma net income (loss) per share--basic and diluted.

                                                                                                             NINE MONTHS
                                                               YEARS ENDED DECEMBER 31,                  ENDED SEPTEMBER 30,
                                                 ----------------------------------------------------   ----------------------
                                                   1995       1996       1997       1998       1999       1999          2000
                                                 --------   --------   --------   --------   --------   --------      --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses............................  $ 4,079    $ 6,075    $ 8,543    $ 12,089   $ 18,208   $ 12,605      $ 22,751
  Services.....................................      908      1,321      3,361       5,230      7,232      5,011         7,276
                                                 -------    -------    -------    --------   --------   --------      --------
    Total revenues.............................    4,987      7,396     11,904      17,319     25,440     17,616        30,027
Cost of revenues:
  Software licenses............................      633        848        579         532      1,062        670         1,353
  Services.....................................      581        442      1,219       1,639      3,017      2,188         3,207
                                                 -------    -------    -------    --------   --------   --------      --------
    Total cost of revenues.....................    1,214      1,290      1,798       2,171      4,079      2,858         4,560
                                                 -------    -------    -------    --------   --------   --------      --------
Gross profit...................................    3,773      6,106     10,106      15,148     21,361     14,758        25,467
Operating expenses:
  Research and development.....................      983      2,012      2,455       3,958      5,137      3,725         6,142
  Sales and marketing..........................    1,916      2,979      5,313       8,986     11,487      7,959        12,691
  General and administrative...................      604      1,940      1,709       2,150      4,139      2,680         4,347
  Amortization of acquired intangible assets...       --         --         --          --         --         --           347
  Write-off of acquired in-process research and
    development................................       --         --         --          --         --         --           620
                                                 -------    -------    -------    --------   --------   --------      --------
    Total operating expenses...................    3,503      6,931      9,477      15,094     20,763     14,364        24,147
                                                 -------    -------    -------    --------   --------   --------      --------
Income (loss) from operations..................      270       (825)       629          54        598        394         1,320
Interest income (expense), net.................     (140)      (143)      (162)     (1,261)    (2,053)    (1,519)        1,736
                                                 -------    -------    -------    --------   --------   --------      --------
Income (loss) before income taxes..............      130       (968)       467      (1,207)    (1,455)    (1,125)        3,056
Provision for income taxes.....................       --         --         --          --         --         --           343
                                                 -------    -------    -------    --------   --------   --------      --------
Net income (loss)..............................  $   130    $  (968)   $   467    $ (1,207)  $ (1,455)  $ (1,125)     $  2,713
                                                 =======    =======    =======    ========   ========   ========      ========
Net income per share:
  Basic........................................                                                                          $0.12
                                                                                                                      ========
  Diluted......................................                                                                          $0.10
                                                                                                                      ========
Weighted average shares outstanding:
  Basic........................................                                                                         23,410
                                                                                                                      ========
  Diluted......................................                                                                         26,400
                                                                                                                      ========
Pro forma statement of operations data:
  Income (loss) before income taxes, as
    reported...................................  $   130    $  (968)   $   467    $ (1,207)  $ (1,455)  $ (1,125)     $  3,056
  Pro forma income tax provision (benefit).....       --         --         --          --         --         --           581
                                                 -------    -------    -------    --------   --------   --------      --------
  Pro forma net income (loss)..................  $   130    $  (968)   $   467    $ (1,207)  $ (1,455)  $ (1,125)     $  2,475
                                                 =======    =======    =======    ========   ========   ========      ========
Pro forma net income (loss) per share:
  Basic........................................                                              $  (0.07)  $  (0.05)     $   0.11
                                                                                             ========   ========      ========
  Diluted......................................                                              $  (0.07)  $  (0.05)     $   0.09
                                                                                             ========   ========      ========
Pro forma weighted average shares
  outstanding:.................................
  Basic........................................                                                20,560     20,560        23,410
                                                                                             ========   ========      ========
  Diluted......................................                                                20,560     20,560        26,400
                                                                                             ========   ========      ========

                                                                      DECEMBER 31,
                                                  ----------------------------------------------------   SEPTEMBER 30,
                                                    1995       1996       1997       1998       1999          2000
                                                  --------   --------   --------   --------   --------   --------------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................  $     4    $   287    $ 1,098    $    437   $  2,494      $ 67,818
Working capital (deficit).......................   (1,330)    (1,946)    (3,227)     (6,120)   (19,983)       72,215
Total assets....................................    1,086      2,079      5,143       7,284     12,589        92,158
Debt:
  Note payable to bank..........................       --         --      2,300       2,300      5,000            --
  Current portion of long-term debt.............       --         --        250       1,437     13,803            46
  Subordinated notes payable--stockholders......    1,346        254      1,024       1,969      1,969            --
  Long-term debt--net of current portion........       --         --        200      16,341      3,529            53
                                                  -------    -------    -------    --------   --------      --------
    Total debt..................................    1,346        254      3,774      22,047     24,301            99
Total stockholders' equity (deficit)............   (1,139)    (2,166)    (2,699)    (20,876)   (21,706)       78,849

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW

    We are a provider of online data storage management and data access software. Our software enables enterprises to move, store, manage and access data and e-mail quickly and efficiently over a variety of network architectures, including the Web and storage area networks. Our software supports many different types of storage devices, is easy to install and use, and can manage storage systems ranging in size from a single storage device to an enterprise-wide data storage network.

    We were founded in March 1992. Though we were profitable for the nine months ended September 30, 2000, we have had operating losses in the past. As of September 30, 2000, we had an accumulated deficit of $20.8 million. We expect to incur significant research and development, sales and marketing and general and administrative expenses, and, as a result, we will need to generate significant revenues to maintain profitability. Although our revenues have grown, we may not be able to sustain these growth rates, and we may not realize sufficient revenues to maintain profitability.

    We generate revenues principally from licensing our software products and providing related professional services including maintenance and technical support, consulting and training.

    We derive software license revenues from licenses of our software programs to customers primarily through indirect sales channels, including original equipment manufacturers, value-added resellers and distributors. We also sell through our direct sales force. Original equipment manufacturers either bundle our products with the products they offer or resell our products under their own label. We receive software license revenues each time an original equipment manufacturer licenses a copy of its products that incorporates one or more of our products. Our license agreements with original equipment manufacturers generally contain no minimum sales requirements and we cannot assure you that any original equipment manufacturer will either commence or continue shipping our products in the future. Moreover, following the execution of new license agreements, a significant period of time may elapse before any revenues are generated due to the development work which we often undertake under these agreements and the time needed for the sales and marketing groups within these original equipment manufacturers, customers and resellers to become familiar with our products.

    We offer extended payment terms to certain customers. For arrangements with payment terms within six months, we recognize the revenue when the agreement is signed, the arrangement fee is fixed and determinable, delivery of the software has occurred and collectibility of the fee is considered probable. As of September 30, 2000, amounts due from such arrangements were $6.1 million. For arrangements in which payment terms extend beyond six months, we recognize revenue when payment by the customer is made or becomes due, if all other revenue recognition criteria listed above have been met.

    Our services revenues consist of fees derived from annual maintenance agreements, consulting and training and other professional services. The maintenance agreements covering our products provide for technical support and minor unspecified product upgrades for fees based on the number of software licenses purchased and the level of service chosen by the customer. We recently began to require that at least one year of customer maintenance support be purchased with new license purchases. Maintenance fees are recognized ratably over the term of the maintenance contract. We provide consulting and other professional services, for which we charge a fee based upon the amount of time worked and the cost of the materials used in providing the services. We provide classroom and on-site training to our customers on a daily fee basis. Professional services and training services typically have lower gross margins than sales of software licenses and customer support.

    Our international sales are primarily generated through indirect sales channels. Revenues derived from customers located outside the United States and Canada, most of which are denominated in U.S. currency, accounted for approximately 6% of our total revenues in each of 1998 and 1999 and accounted for approximately 11% of our total revenues for the nine months ended
September 30, 2000.

    We currently have sales and services offices in the United States and provide sales and services support in Europe through employees located in England, Germany and the Netherlands. We plan to expand our international operations by establishing additional foreign offices, hiring additional personnel and recruiting additional international resellers.

RESULTS OF OPERATIONS

    The following table sets forth items from our statements of operations expressed as a percentage of total revenues for the periods indicated:

                                                                                                                NINE MONTHS
                                                                                                                   ENDED
                                                         YEARS ENDED DECEMBER 31,                              SEPTEMBER 30,
                                     ----------------------------------------------------------------      ----------------------
                                       1995          1996          1997          1998          1999          1999          2000
                                     --------      --------      --------      --------      --------      --------      --------
Revenues:
  Software licenses................     82%           82%           72%           70%           72%           72%           76%
  Services.........................     18            18            28            30            28            28            24
                                       ---           ---           ---           ---           ---           ---           ---
    Total revenues.................    100           100           100           100           100           100           100
                                       ---           ---           ---           ---           ---           ---           ---
Cost of revenues:
  Software licenses................     13            11             5             3             4             4             5
  Services.........................     12             6            10            10            12            12            10
                                       ---           ---           ---           ---           ---           ---           ---
    Total cost of revenues.........     25            17            15            13            16            16            15
                                       ---           ---           ---           ---           ---           ---           ---
Gross profit.......................     75            83            85            87            84            84            85
Operating expenses:
  Research and development.........     20            27            21            23            20            21            21
  Sales and marketing..............     38            40            45            52            45            45            42
  General and administrative.......     12            26            14            12            16            16            15
  Amortization of acquired
    intangible assets..............     --            --            --            --            --            --             1
  Write-off of acquired in-process
    research and development.......     --            --            --            --            --            --             2
                                       ---           ---           ---           ---           ---           ---           ---
    Total operating expenses.......     70            93            80            87            81            82            81
                                       ---           ---           ---           ---           ---           ---           ---
Income (loss) from operations......      5           (10)            5             0             3             2             4
Interest income (expense), net.....     (3)           (2)           (1)           (7)           (8)           (8)            6
                                       ---           ---           ---           ---           ---           ---           ---
Income (loss) before income
  taxes............................      2           (12)            4            (7)           (5)           (6)           10
Provision for income taxes.........     --            --            --            --            --            --             1
                                       ---           ---           ---           ---           ---           ---           ---
Net income (loss)..................      2%          (12)%           4%           (7)%          (5)%          (6)%           9%
                                       ===           ===           ===           ===           ===           ===           ===

    The following table sets forth, for each component of revenues, the cost of these revenues as a percentage of the related revenues for the periods indicated:

                                                                                                           NINE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                                 SEPTEMBER 30,
                                ----------------------------------------------------------------      ---------------------------
                                  1995          1996          1997          1998          1999          1999               2000
                                --------      --------      --------      --------      --------      --------           --------
Cost of software license
  revenues....................     16%           14%            7%            4%            6%            5%                 6%
Cost of services revenues.....     64            33            36            31            42            44                 44

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

    REVENUES

    Total revenues increased 70% from $17.6 million for the nine months ended September 30, 1999 to $30.0 million for the same period in 2000. We believe that the percentage increase in total revenues achieved in this period is not necessarily indicative of future results. Our revenues consist of software license revenues and services revenues. Software license revenues are derived primarily from licenses of our software products. Services revenues are derived primarily from contracts for software maintenance and technical support and, to a lesser extent, consulting, training and other professional services. Software license revenues were 72% of total revenues for the nine months ended
September 30, 1999 and 76% of total revenues for the same period in 2000.

    SOFTWARE LICENSE REVENUES. Software license revenues increased 80% from $12.6 million for the nine months ended September 30, 1999 to $22.8 million for the same period in 2000. The increase was primarily due to an increase in overall demand for data storage management products, increased market acceptance of our products, introduction of new products and continued expansion of sales through our indirect distribution channels. For the nine months ended
September 30, 2000, we recognized revenues of approximately $2.9 million from two customers, which accounted for 13% of our total software license revenues during that period. In addition, for the nine months ended September 30, 2000, we recognized revenues of approximately $10.4 million, or 46% of our total software license revenues during that period, under arrangements with payment terms extending up to six months.

    SERVICES REVENUES. Services revenues increased 45% from $5.0 million for the nine months ended September 30, 1999 to $7.3 million for the same period in 2000. The increase was primarily due to increased sales of maintenance and technical support contracts on new license sales, increased renewals of these contracts by our installed base of licensees and, to a lesser extent, increased demand for consulting, training and other professional services.

    COST OF REVENUES

    Cost of software license revenues consists primarily of royalties, media, manuals and distribution costs. Cost of services revenues consists primarily of personnel-related costs in providing maintenance and technical support, consulting and training to customers. Gross margin on software license revenues is substantially higher than gross margin on services revenues, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance and technical support, consulting and training services. Cost of services revenues varies based upon the mix of maintenance and technical support, consulting and training services.

    COST OF SOFTWARE LICENSE REVENUES. Cost of software license revenues increased 102% from $670,000 for the nine months ended September 30, 1999 to $1.4 million for the same period in 2000, due primarily to an increase in royalty expenses. As a result, gross margin on software license revenues decreased from 95% for the nine months ended September 30, 1999 to 94% for the same period in 2000. The gross margin on software license revenues may vary from period to period based on the software license revenues mix and certain products having higher royalty rates than other products. We do not expect a significant improvement in gross margin on software license revenues.

    COST OF SERVICES REVENUES. Cost of services revenues increased 47% from $2.2 million for the nine months ended September 30, 1999 to $3.2 million for the same period in 2000 primarily due to personnel additions in our customer support, training and consulting organizations, in anticipation of increased demand for these services. Gross margin on services revenues remained at 56% for the nine months ended September 30, 1999 and 2000. The gross margin on services revenues may vary from period to period based upon the mix of maintenance and technical support, consulting and training services.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries, related benefits and other engineering-related costs. Research and development expenses increased 65% from $3.7 million for the nine months ended September 30, 1999 to $6.1 million for the same period in 2000. The increase was primarily due to increased staffing levels. As a percentage of total revenues, research and development expenses remained at 21% for the nine months ended September 30, 1999 and 2000. We believe that a significant level of research and development investment is required to remain competitive, and expect that the dollar amount of these expenses will continue to increase in future periods.

    SALES AND MARKETING. Sales and marketing expenses consist of salaries, related benefits, commissions, consultant fees, tradeshow, advertising and other costs associated with our sales and marketing efforts. Sales and marketing expenses increased 59% from $8.0 million for the nine months ended
September 30, 1999 to $12.7 million for the same period in 2000. The increase in sales and marketing expenses is attributable to an increase in the number of sales and marketing employees and increases in marketing programs. As a percentage of total revenues, sales and marketing expenses decreased from 45% for the nine months ended September 30, 1999 to 42% for the same period in 2000. The decrease as a percentage of total revenues was primarily due to the increase in total revenues. We intend to continue to expand our global sales and marketing infrastructure; accordingly, we expect our sales and marketing expenses to increase in future periods.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries, related benefits and fees for professional services, such as legal and accounting services. General and administrative expenses increased 62% from $2.7 million for the nine months ended September 30, 1999 to $4.3 million for the same period in 2000. This increase was primarily due to additional personnel costs and other expenses associated with enhancing our infrastructure to support expansion of our operations. As a percentage of total revenues, general and administrative expenses decreased from 16% for the nine months ended September 30, 1999 to 15% for the same period in 2000. The decrease as a percentage of total revenues was primarily due to the increase in total revenues. We expect that the dollar amount of general and administrative expenses will increase as we expand our operations.

    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net changed from $(1.5) million, net in interest expense for the nine months ended September 30, 1999 to $1.7 million, net in interest income for the same period in 2000. This change was primarily due to the use of proceeds from our initial public offering in March 2000. We used the proceeds of our initial public offering to repay outstanding balances under our credit facility, retire our senior subordinated notes and retire all notes payable to certain of our stockholders. Further, the conversion of our convertible subordinated notes into common stock in conjunction with our initial public offering eliminated related interest expense. In addition, the remaining proceeds from our initial public offering increased our cash and cash equivalents, resulting in increased interest income.

    INCOME TAX PROVISION (BENEFIT). We were treated as a subchapter S corporation for federal and state income tax purposes prior to our initial public offering in March 2000. Under subchapter S, our income was allocated and taxable to our stockholders. Accordingly, we did not recognize any federal or state income taxes prior to the consummation of our initial public offering. Upon consummation of our initial public offering, we ceased to be treated as a subchapter S corporation. Accordingly, we have been subject to federal and state income taxes since our initial public offering.

    We recorded a tax provision of approximately $343,000 for the nine months ended September 30, 2000. This provision reflects an effective tax rate of 11.2% for that period. A reduction in the valuation allowance against gross deferred tax assets established when we ceased to be treated as a subchapter S corporation had a positive impact on our income tax provision. We expect our effective income tax rate to increase in future fiscal years.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1999

    REVENUES

    Total revenues increased 47% from $17.3 million for 1998 to $25.4 million for 1999. We also experienced an increase in demand for consulting and training services directly associated with the sale of new software licenses. Software license revenues were 70% of total revenues for 1998, and 72% of total revenues for 1999.

    SOFTWARE LICENSE REVENUES. Software license revenues increased 51% from $12.1 million for 1998 to $18.2 million for 1999. The increase was primarily due to an increase in overall demand for data storage management products, increasing market acceptance of our products, introduction of new products and increasing revenues generated through our indirect sales channels.

    SERVICES REVENUES. Services revenues increased 38% from $5.2 million for 1998 to $7.2 million for 1999. The increase was primarily due to increased sales of services and support contracts on new license sales, increased renewals of these contracts by our installed base of licensees and, to a lesser extent, increased demand for consulting and training services.

    COST OF REVENUES

    COST OF SOFTWARE LICENSE REVENUES. Cost of software license revenues increased 100% from $532,000 for 1998 to $1.1 million for 1999. Gross margin on software license revenues decreased from 96% for 1998 to 94% for 1999, primarily because of higher product packaging and distribution costs in 1999.

    COST OF SERVICES REVENUES. Cost of services revenues increased 84% from $1.6 million for 1998 to $3.0 million for 1999. Gross margin on services revenues decreased from 69% for 1998 to 58% for 1999. The increased cost and the reduced margin was primarily due to personnel additions in our customer support and training and consulting organizations, in anticipation of increased demand for these services.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 30% from $4.0 million for 1998 to $5.1 million for 1999. The increase was due primarily to increased staffing levels. As a percentage of total revenues, research and development expenses decreased from 23% for 1998 to 20% for 1999.

    SALES AND MARKETING. Sales and marketing expenses increased 28% from $9.0 million for 1998 to $11.5 million for 1999, which includes $36,000 in non-cash compensation expense. The increase in sales and marketing expenses is attributable to an increase in the number of sales and marketing employees and increases in marketing programs. Sales and marketing expenses as a percentage of total revenues decreased from 52% for 1998 to 45% for 1999. The decrease as a percentage of total revenues was primarily due to the increase in total revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 93% from $2.2 million for 1998 to $4.1 million for 1999, which includes $623,000 in non-cash compensation expense. General and administrative expenses as a percentage of total revenues increased from 12% for 1998 to 16% for 1999. The increase was primarily due to additional personnel costs and other expenses associated with enhancing our infrastructure to support expansion of our operations.

    INTEREST EXPENSE, NET. Interest expense increased 63% from $1.3 million for 1998 to $2.1 million for 1999.

    PRO FORMA INCOME TAX PROVISION (BENEFIT). Because we incurred net operating losses in 1998 and in 1999, our pro forma effective tax rate in each year was zero.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1998

    REVENUES

    Total revenues increased 45% from $11.9 million in 1997 to $17.3 million in 1998. We believe that the percentage increase in total revenues achieved in this period is not necessarily indicative of future results.

    SOFTWARE LICENSE REVENUES. Software license revenues increased 42% from $8.5 million in 1997 to $12.1 million in 1998. The increase was primarily the result of continued growth in market acceptance of our software products, a greater volume of large end-user transactions, increased revenues from original equipment manufacturer resales of bundled and unbundled products and the introduction of new products. Software license revenues growth also resulted from increases in direct sales and indirect sales other than through original equipment manufacturers.

    SERVICES REVENUES. Services revenues increased 56% from $3.4 million in 1997 to $5.2 million in 1998. The increase was primarily due to increased sales of services and support contracts on new licenses, renewal of services and support contracts on existing licenses and the growth in services provided by our professional services staff.

    COST OF REVENUES

    COST OF SOFTWARE LICENSE REVENUES. Cost of software license revenues decreased 8% from $579,000 in 1997 to $532,000 in 1998. The decrease was primarily the result of lower product packaging and distribution costs. Gross margin on software license revenues was 93% and 96%, respectively, in 1997 and 1998.

    COST OF SERVICES REVENUES. Cost of services revenues increased 34% from $1.2 million in 1997 to $1.6 million in 1998. Gross margin on services revenues was 64% and 69% in 1997 and 1998, respectively. The change in gross margin was primarily due to personnel additions in our customer support and training and consulting organizations, in anticipation of increased demand for these services, as well as to a change in the mix of contracts for services with varying margins.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 61% from $2.5 million in 1997 to $4.0 million in 1998. The increase in both periods was due primarily to increased staffing levels. As a percentage of total revenues, research and development expenses were 21% and 23% in 1997 and 1998, respectively.

    SALES AND MARKETING. Sales and marketing expenses increased 69% from $5.3 million in 1997 to $9.0 million in 1998. Sales and marketing expenses as a percentage of total revenues were 45% and 52% in 1997 and 1998, respectively. The dollar increase was primarily attributable to increased sales and marketing staffing and, to a lesser extent, increased costs associated with new marketing programs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 26% from $1.7 million in 1997 to $2.2 million in 1998. General and administrative expenses as a percentage of total revenues were 14% and 12% in 1997 and 1998, respectively. The dollar increase in 1998 was primarily due to additional personnel costs and other expenses associated with enhancing our infrastructure to support expansion of our operations.

    INTEREST EXPENSE, NET. Interest expense, net was $162,000 for 1997 and $1.3 million for 1998.

    PRO FORMA INCOME TAX PROVISION (BENEFIT). As a result of net loss carryforwards in 1997 and as a result of our net operating losses in 1998, our pro forma effective tax rate in each year was zero.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth items from our consolidated statements of operations for the last seven quarters, as well as that data expressed as a percentage of our total revenues. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. We believe that period-to-period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                                         THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------
                                          MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEP. 30,
                                            1999        1999        1999        1999        2000        2000        2000
                                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                           (IN THOUSANDS)
Revenues:
  Software licenses....................    $3,842      $3,648      $5,115      $5,603      $6,437      $7,000      $9,314
  Services.............................     1,592       1,913       1,506       2,221       1,863       2,603       2,810
                                           ------      ------      ------      ------      ------      ------      ------
    Total revenues.....................     5,434       5,561       6,621       7,824       8,300       9,603      12,124
Cost of revenues:
  Software licenses....................       249         230         191         392         241         495         617
  Services.............................       729         678         781         829       1,005       1,123       1,079
                                           ------      ------      ------      ------      ------      ------      ------
    Total cost of revenues.............       978         908         972       1,221       1,246       1,618       1,696
                                           ------      ------      ------      ------      ------      ------      ------
Gross profit...........................     4,456       4,653       5,649       6,603       7,054       7,985      10,428
Operating expenses:
  Research and development.............     1,306       1,177       1,242       1,412       1,828       2,009       2,305
  Sales and marketing..................     2,189       2,979       2,791       3,528       3,758       4,364       4,569
  General and administrative...........       855         919         906       1,459       1,414       1,455       1,478
  Amortization of acquired intangible
    assets.............................        --          --          --          --          --         139         208
  Write-off of acquired in-process
    research and development...........        --          --          --          --          --         620          --
                                           ------      ------      ------      ------      ------      ------      ------
    Total operating expenses...........     4,350       5,075       4,939       6,399       7,000       8,587       8,560
                                           ------      ------      ------      ------      ------      ------      ------
Income (loss) from operations..........       106        (422)        710         204          54        (602)      1,868
Interest income (expense), net.........      (480)       (512)       (527)       (534)       (411)      1,052       1,095
                                           ------      ------      ------      ------      ------      ------      ------
Income (loss) before income taxes......      (374)       (934)        183        (330)       (357)        450       2,963
Provision for income taxes.............        --          --          --          --          --          --         343
                                           ------      ------      ------      ------      ------      ------      ------
Net income (loss)......................    $ (374)     $ (934)     $  183      $ (330)     $ (357)     $  450      $2,620
                                           ======      ======      ======      ======      ======      ======      ======

                                                                         THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------
                                          MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEP. 30,
                                            1999        1999        1999        1999        2000        2000        2000
                                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                 (AS A PERCENTAGE OF TOTAL REVENUES)
Revenues:
  Software licenses....................       71%         66%         77%         72%         78%         73%         77%
  Services.............................       29          34          23          28          22          27          23
                                             ---         ---         ---         ---         ---         ---         ---
    Total revenues.....................      100         100         100         100         100         100         100
                                             ---         ---         ---         ---         ---         ---         ---
Cost of revenues:
  Software licenses....................        5           4           3           5           3           5           5
  Services.............................       13          12          12          11          12          12           9
                                             ---         ---         ---         ---         ---         ---         ---
    Total cost of revenues.............       18          16          15          16          15          17          14
                                             ---         ---         ---         ---         ---         ---         ---
Gross profit...........................       82          84          85          84          85          83          86
Operating expenses:
  Research and development.............       24          21          19          18          22          21          19
  Sales and marketing..................       40          54          42          45          45          45          38
  General and administrative...........       16          17          14          19          17          15          12
  Amortization of acquired intangible
    assets.............................       --          --          --          --          --           1           2
  Write-off of acquired in-process
    research and development...........       --          --          --          --          --           7          --
                                             ---         ---         ---         ---         ---         ---         ---
    Total operating expenses...........       80          92          75          82          84          89          71
                                             ---         ---         ---         ---         ---         ---         ---
Income (loss) from operations..........        2          (8)         10           2           1          (6)         15
Interest income (expense), net.........       (9)         (9)         (8)         (7)         (5)         11           9
                                             ---         ---         ---         ---         ---         ---         ---
Income (loss) before income taxes......       (7)        (17)          2          (5)         (4)          5          24
Provision for income taxes.............       --          --          --          --          --          --           3
                                             ---         ---         ---         ---         ---         ---         ---
Net income (loss)......................       (7)%       (17)%        2%          (5)%        (4)%         5%         21%
                                             ===         ===         ===         ===         ===         ===         ===

    The trends discussed in the period-to-period comparisons above generally apply to the results of operations for our seven most recent quarters, except for certain differences discussed below.

    Services revenues vary from quarter to quarter based primarily on the level of consulting and training services provided.

    Cost of software license revenues has remained relatively constant quarter to quarter as a percentage of software license revenues. Cost of software license revenues increased substantially in absolute terms in the quarter ended December 31, 1998 due to a substantial investment in our shipping and packaging infrastructure. Cost of services revenues as a percentage of services revenues has fluctuated as the mix of services performed for our customers has varied among higher and lower margin services.

    Total operating expenses have fluctuated primarily as a result of variations in our sales and marketing expenses, particularly those expenses associated with trade shows and significant marketing programs. To a lesser extent, our operating expenses have fluctuated as a result of costs associated with recruiting and hiring personnel.

    We expect to experience significant fluctuations in future quarterly operating results that may be caused by many factors including, among other things, the release of software products by us or our competitors, market acceptance of our products, the mix of our products and services sold, demand for our products or the timing of customer acceptance of our products, renewal of service agreements, software quality, changes in the level of operating expenses and general economic conditions. Due to these and other factors, our quarterly revenues and operating expenses are difficult to forecast accurately.

LIQUIDITY AND CAPITAL RESOURCES

    As of September 30, 2000, cash and cash equivalents totaled $67.8 million, representing 74% of total assets. In March 2000, we raised $87.0 million of net proceeds from our initial public offering. For the nine months ended
September 30, 2000, we earned interest of $2.4 million on cash and cash equivalents. As of September 30, 2000, we had interest-bearing debt outstanding of approximately $99,000, related to certain equipment acquired under a capital lease.

    For the nine months ended September 30, 2000, net cash used in operating activities was approximately $125,000. For the same period in 1999, operating activities provided net cash of $525,000. The decrease in cash provided by operating activities primarily reflects an increase in accounts receivable and prepaid expenses, partially offset by an increase in deferred revenues. The increase in accounts receivable was primarily due to an increase in the number and dollar value of arrangements with extended payment terms.

    Net cash used in investing activities for the nine months ended
September 30, 2000 increased to $4.3 million from $685,000 for the same period in 1999. The increase is a result of our acquisition of xVault in April 2000 and an increase in our investment in property and equipment in support of our rapidly expanding operations. We expect to continue to invest in property and equipment in the ordinary course of business as required. In the third quarter of 2000, we launched a project to implement software to improve management of our sales and marketing, research and development, professional services and technical support functions. The total investment in this program, which we expect to be substantially complete before the end of 2000, is expected to exceed $1.0 million, excluding training and other periodic costs. The capitalized costs associated with this program will be amortized over a three-year period.

    For the nine months ended September 30, 2000, cash provided by financing activities was $69.7 million, which reflects net proceeds from our initial public offering offset by repayments of certain debt obligations. Employee exercises of stock options generated proceeds of approximately $420,000 during the first nine months of 2000. For the same period in 1999, cash provided by financing activities was $812,000.

    We believe that our current cash, cash equivalents and anticipated cash flows from operating activities will satisfy our anticipated working capital and capital expenditure requirements for at least the next twelve months. After that, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. We cannot assure you that additional financing will be available at all or that, if available, we will be able to obtain it on terms favorable to us.

QUALITATIVE AND QUANTITATIVE DISCLOSURE OF MARKET RISK

    We do not currently have any derivative financial instruments and do not intend to invest in derivatives. We invest our cash in short-term highly liquid cash equivalents. We believe that our exposure to interest rate risk is not material to our results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. We will be required to implement SFAS No. 133 for the year ending December 31, 2001. We have not entered into any foreign currency exchange rate hedging activities to date and we do not believe that the impact of SFAS No. 133 will be material to our financial position, results of operations or cash flows.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. We adopted SOP 98-1 as of January 1, 1999. The impact of adopting SOP 98-1 was not material, and we do not expect SOP 98-1 to have a material impact on our financial position, results of operations and cash flows.

    In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 "Software Revenue Recognition" to require recognition of revenue using the "residual method" when certain criteria are met. We adopted the provisions of SOP 98-9 effective January 1, 2000. The adoption of SOP 98-9 did not have a material effect on our financial position, results of operations or cash flows.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101-Revenue Recognition in Financial Statements, as amended by SAB 101A and SAB 101B. This SAB expresses the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Companies can apply the accounting and disclosure requirements of this SAB retrospectively, or, for companies that report on a calendar year basis, report a change in accounting principle no later than the fourth fiscal quarter of the fiscal year ending December 31, 2000. We do not expect the application of this SAB to have a material impact on our consolidated financial statements.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation." FIN 44 is an interpretation of Accounting Principal Board's Opinion No. 25, "Accounting for Stock Issued to Employees." Among other matters, FIN 44 clarifies the application of APB 25 regarding the definition of employee for purposes of applying APB 25, the criteria for determining whether a plan qualifies as noncompensatory and the accounting consequences of modifications to the terms of a previously issued stock options or similar awards. We adopted the provisions of FIN 44 in the third quarter of 2000. The adoption of FIN 44 did not have a material impact on our financial condition or results of operations.

                                    BUSINESS

OVERVIEW

    We are a provider of online data storage management and data access software. Our software enables enterprises to move, store, manage and access data and e-mail quickly and efficiently over a variety of network architectures, including the Web and storage area networks. Our software supports many different types of storage devices, is easy to install and use, and can manage storage systems ranging in size from a single storage device to an enterprise-wide network storage system.

INDUSTRY BACKGROUND

    THE GROWTH OF DATA STORAGE

    The growth of data-intensive computing functions such as e-commerce, e-mail, multimedia applications, complex enterprise computer applications and the conversion from paper to electronic storage has fueled rapid growth in the amount of data stored within an enterprise. For example, International Data Corporation, an independent information technology research firm referred to as IDC, projects that the number of e-mail messages sent per day worldwide will grow from approximately 9.7 billion in 2000 to 35 billion in 2005. This growth has resulted in an increased demand for more efficient methods to store and retrieve data. IDC estimates that multi-user disk storage grew from more than 7,000 terabytes in 1993 to more than 184,000 terabytes in 1999, and will reach more than 1.9 million terabytes in 2003. A byte is the amount of computer memory required to store one number, letter or symbol; a terabyte is equal to one trillion bytes.

    The dramatic growth in data storage is driving the demand for many types of storage technology, such as new storage devices, networking hardware, network transmission technology and software. Many enterprises are trying to manage larger amounts of data, creating a demand for software that can automate this task. Industry analysts predict that demand for data storage software in particular will grow significantly. Gartner Group, an independent information technology research firm, estimates that the storage management software market will grow from $4.2 billion in 1999 to $14.7 billion in 2004.

    TRADITIONAL DATA STORAGE AND BACK-UP

    Users traditionally have stored data on hard disks or other storage devices connected to their personal computers or computer networks, a configuration referred to as primary storage. In addition to primary storage, enterprises have widely adopted back-up processes to insure against the loss of data by creating and storing duplicates of existing data files. The traditional back-up process moves data to secondary storage devices not directly accessible by users and applications. Typically, an enterprise will perform a full back-up of all data once a week and incremental back-ups on each of the other six days of the week. An incremental back-up operation copies only those files that have changed since the last full back-up. There are several significant problems with traditional data storage and back-up methods:

    - Expensive primary storage capacity is consumed rapidly. Hard drives and other storage devices used for primary storage are more expensive than remote and back-up storage devices and have a limited capacity. This capacity is often quickly exhausted, and the user or the enterprise must then either purchase additional capacity or delete data. An enterprise incurs additional expense not only for the purchase of additional storage devices, but also for the administrative time required to install, allocate and manage this additional primary storage capacity.

    - Repetitive back-up consumes network transmission capacity. As the amount of data increases, repeatedly backing up the same data consumes increasing amounts of network transmission capacity, or bandwidth. Computer networks have a limited amount of bandwidth, and most of this capacity is consumed during business hours by the demands of the network's users. As a result, networks lack the capacity to transmit data to storage devices for back-up during business hours. In addition, as enterprises expand their operations internationally, as the Internet makes networks more accessible and as the workday becomes longer, the number of hours available each day for back-up is shrinking. As a result, network administrators have smaller windows of time in which they can back up increasing amounts of data without impairing the performance or accessibility of the network.

    - Failure to manage data results in an inefficient back-up process. Most files on a typical file server are not frequently accessed more than 30 days after they are created. Repeatedly backing up the same unchanged data consumes more back-up storage capacity unnecessarily, and requires an enterprise to expand its storage capacity with each subsequent back-up. In addition, because network administrators cannot determine which files are important, they either save most files or randomly delete them.

    - Access to stored data is limited. Infrequently accessed data is typically migrated from primary storage devices to secondary storage devices, such as tape libraries. Once this process has occurred, the time and effort necessary to retrieve a migrated file is significant. A user will need to know information such as the file name, the original storage location and the date of the back-up. When this information has been determined, the network administrator will then use this information to retrieve the file manually. This process is inefficient for the user, who must wait for the needed file, and for the network administrator, who must act as an intermediary and retrieve the file. In addition, files that have been deleted from primary storage and only reside on secondary storage devices are not readily accessible to software applications that may need the data contained in the file.

    - Data is stored randomly at diverse locations. The distribution of data and applications on multiple personal computers and servers throughout a computer network has led to the decentralization of data storage management and the distribution of storage resources throughout the network. Distributed storage management on expensive primary storage devices throughout a network results in inadequate storage management, increased administrative time and costs and inefficient use of storage devices.

    THE EMERGENCE OF STORAGE AREA NETWORKS

    In response to the limitations of traditional data storage and back-up methods, storage area networks have emerged. A storage area network is a network of servers and data storage devices that are interconnected at high speeds, typically using Fibre Channel transport technology, which allows network resources to be located at remote and diverse locations. Enterprises are increasingly deploying storage area networks in an effort to move data storage operations off of their local area networks to a separate network dedicated to data storage. Moving these operations to storage area networks frees up bandwidth on the local area network for more efficient operation of enterprise software applications and communications. Storage area networks can be significantly less expensive to maintain and expand than traditional data storage systems because they enable shared, high-speed access to stored data. IDC estimates that the total worldwide storage area networks market will grow from $3.4 billion in 1999 to $13.8 billion in 2003.

    Despite the greater capacity and speed offered by storage area networks, storage area networks do not address the need to make management and access of data more efficient. In particular, storage area networks fail to determine which data should be stored, do not provide efficient transfer of data to the storage area network, do not enable immediate access to backed-up data and cannot provide an effective index of stored data.

    THE NEED FOR DATA STORAGE MANAGEMENT SOFTWARE

    In order to address the problems of traditional storage and back-up methods, and to take advantage of the power of storage area networks, a data storage solution must:

    - automatically apply policies that determine whether, or for how long, data should be stored;

    - provide efficient transfer of data to and from storage devices throughout networks, including local area networks and storage area networks;

    - provide a detailed index of stored data;

    - enable rapid and easy retrieval of stored data selected by users and software applications;

    - maximize the effective capacity of existing storage devices;

    - provide secure Web access to stored data; and

    - automatically consolidate stored data and provide centralized storage management.

    THE PROBLEMS OF E-MAIL MANAGEMENT AND STORAGE

    E-mail is an integral part of business communications. As a result of the increased use of e-mail both as a messaging system and a document delivery system, system administrators need to manage and store large numbers of e-mail messages and attachments without compromising the reliability of the system or restricting message or attachment size. System administrators are also confronted with the challenge of protecting and restoring e-mail communications during and after computer virus attacks. In addition, as e-mail becomes increasingly important, the lack of administrative control threatens an enterprise's record management procedures and its ability to comply with applicable regulatory and legal requirements.

    THE NEED FOR E-MAIL MANAGEMENT AND STORAGE SOFTWARE

    In order to address the problems of e-mail management and storage, and to enable an enterprise to take full advantage of the speed and convenience of e-mail, an e-mail management and storage solution must:

    - provide fast and efficient access to stored e-mail messages and attachments;

    - reduce back-up time and enhance system performance while reducing costs;

    - eliminate the need for administrative restrictions on message or attachment size;

    - facilitate management of message stores and guard against the loss of information following virus attacks, enabling recovery within hours rather than days; and

    - ensure adherence to formal e-mail policies that correspond to an enterprise's traditional record management policies and requirements.

THE OTG SOLUTION

    We are a provider of online data storage management and data access software. Our software provides customers with the following benefits:

    - EFFICIENT USE OF STORAGE CAPACITY. We enable automated data migration to less expensive secondary storage devices and networks.

    - DATA CONSOLIDATION AND CENTRALIZED MANAGEMENT. We provide automated consolidation of stored data and centralized data storage management.

    - FAST DATA ACCESS. We provide quick and easy access to data for users and software applications, including secure Web access.

    - DYNAMIC E-MAIL MANAGEMENT. We provide efficient storage, indexing, archiving and retrieval of e-mail messages and attachments.

    - INCREASED EFFICIENCY OF BACK-UP SYSTEMS. We reduce the time required for data back-up, maximize use of back-up storage capacity and increase available network bandwidth by eliminating the repetitive back-up of unchanged data.

    - DIVERSE STORAGE OPTIONS. We support many different types of data storage devices within the same data storage system to maximize performance and minimize cost.

    - FAST AND EASY INSTALLATION AND USE. We make installation, configuration and use quick and easy, using an intuitive graphical user interface, which allows a user to interact with our product through the use of windows and icons in a point-and-click system.

    - FLEXIBILITY AND SCALABILITY. Our software expands quickly and easily to accommodate changes in the size of a data storage system from a single storage device to an enterprise-wide network storage system and to support additional users and applications.

THE OTG STRATEGY

    Our objective is to extend our position as a provider of online data storage management and data access software. To achieve this objective, we intend to:

    EXPAND OUR PRESENCE IN THE STORAGE AREA NETWORK MARKET. We intend to expand the current use of our XtenderSolutions product suite in the storage area network market with our recently released SANXtender product. This product customizes our core technology to maximize the capabilities of storage area networks. We have successfully demonstrated the compatibility of our technology and its ability to operate with the products of manufacturers of storage area network technologies, such as Advanced Digital Information, ATL Products, ATTO Technology, Brocade Communications Systems, Chaparral Network Storage, Compaq Computer, Crossroads Systems, Emulex, Gadzoox Networks, Hewlett-Packard, QLogic and Vixel. In addition, we are pursuing alliances with other leading storage area network companies.

    CAPITALIZE ON OUR POSITION AS AN EARLY PROVIDER OF E-MAIL STORAGE MANAGEMENT. To meet accelerating demand for e-mail storage management software, we recently released EmailXtender, an e-mail storage, indexing, archiving and retrieval application, designed to be integrated with leading third party e-mail platforms. In April 2000, we completed the acquisition of xVault, enhancing our core EmailXtender technology. In addition, we have recently entered into relationships with JVC, Plasmon and Tech Data, whereby they will resell our EmailXtender technology. We intend to pursue additional strategic alliances with other leading providers of e-mail solutions, such as e-mail outsourcing providers, hardware manufacturers and e-mail system integrators. We also intend to leverage our dynamic e-mail management technology to broaden the adoption of our solution in the electronic collaboration market, which includes applications such as unified and instant messaging.

    EXPAND THE AVAILABILITY OF OUR APPLICATION SERVICE PROVIDER OFFERING THROUGH ONLINESTOR.COM. As Internet access becomes faster and more secure, increasing numbers of enterprises are turning to leased or metered online storage solutions as a cost-effective alternative to in-house capabilities. We intend to capitalize on this market opportunity by expanding our existing relationships and pursuing additional relationships with application service providers and storage service providers.

    BROADEN OUR CORE TECHNOLOGY. We intend to continue our efforts to broaden our technology to operate on multiple operating systems and support all major primary and secondary storage devices. In

February 2000, we released DiskXtender 2000, which operates on the Windows 2000 platform. New versions of our products will provide the ability to manage data on UNIX and Linux file servers, allowing us to address a broader market. In addition, with DiskXtender 2000, we introduced support for network attached storage, or NAS, which refers to stand-alone, intelligent storage devices that attach directly to a network.

    INCREASE INTERNATIONAL SALES EFFORTS. We expect the international market for our software to continue to grow, and we intend to continue to expand our presence in strategic international markets. In March 2000, we entered into a strategic alliance with Mitsui to resell our software in Japan and to create a Japanese version of DiskXtender. In August 2000, we opened our European headquarters in Cambridge, England. In order to continue to address this global opportunity, we plan to accelerate the hiring of sales, service and support personnel and establish new relationships with value-added resellers and distributors in these markets.

PRODUCTS AND SERVICES

    The XtenderSolutions product suite includes a number of application-focused products to provide customers with the ability to move, store, manage and access data on the Windows NT platform. The following table summarizes our XtenderSolutions product suite:

PRODUCTS                                                DESCRIPTION
--------                                                -----------
DiskXtender...................  Our core product; enables comprehensive data storage management throughout an enterprise's network

ApplicationXtender............  Organizes and stores data used by Windows-based applications and enables users to display, print, fax, e-mail or annotate the stored data

WebXtender....................  Provides access to data over an intranet or the Internet using a standard Web browser

EmailXtender..................  Provides intelligent e-mail storage, indexing, archiving and retrieval and is designed to be integrated with leading
                                e-mail platforms

SANXtender....................  Provides automated, centralized management of storage area network data, enabling users and applications to access this data directly

ColdXtender...................  Manages the storage of computer-generated data for use in preparing forms and reports in standardized formats

ERMXtender....................  Provides enterprise report management of data and makes electronic reports accessible over the Web

OnlineStor.com................  Provides our XtenderSolutions product suite on a leased or metered basis over the Web through application service
                                providers and storage service providers

    Our product pricing is generally established on a per license basis. An example of a representative customer's requirements would include the need to move, store, manage and access approximately 10 terabytes of data by 25 concurrent users accessing the data from the customer's network and 100 concurrent users accessing data over the Web supported by three servers. Under this scenario, a product configuration would include:

    - DISKXTENDER. The list price of DiskXtender for two Storage Tek 9740-100 tape libraries (representing 10 terabytes of data) is approximately $50,000. In addition, the customer would need to purchase four additional DiskXtender agent licenses to support the remote storage servers required in its network for a list price of $56,000 and maintenance of $10,640.

    - APPLICATIONXTENDER. To support 25 users accessing the data from the network, the customer would need to purchase 25 concurrent
      ApplicationXtender licenses at a list price of approximately $38,000 and maintenance of $7,220.

    - WEBXTENDER. To support 100 Web users, the customer would need to purchase 100 concurrent WebXtender licenses at a list price of approximately $62,000 and maintenance of $11,780.

    - EMAILXTENDER. To support the full management of up to 500 mailboxes, the customer would need to purchase an EmailXtender license for a total list price of $42,000 and maintenance of $8,000.

    - SANXTENDER. Given the above configuration, to enable storage management utilizing a Fibre Channel storage area network, the customer would need to purchase SANXtender licenses for a total price, including maintenance, of $2,975 per application or file server attached to the storage area network. The number of servers attached to the storage area network depends upon the number of applications and application or file servers operating in the local area network.

    The list price for this XtenderSolutions configuration, excluding SANXtender, would be approximately $198,000, with annual maintenance of approximately $37,640.

    PRODUCTS

    DISKXTENDER. The cornerstone of our product suite is DiskXtender. DiskXtender is a server-based, Windows NT and Windows 2000 solution that enables management of data throughout an enterprise's network while tracking and managing stored file locations. DiskXtender enhances a data storage system by increasing its primary storage capacity and providing constant accessibility to data while integrating stored files with other enterprise applications. DiskXtender uses advanced features such as caching technologies, which temporarily store frequently accessed or recently accessed data and thereby speed up an application's access to data. DiskXtender is currently the only Windows NT and Windows 2000 storage solution that manages all major types of storage devices, from optical and tape to CD-ROM. DVD and NAS. We provide a DiskXtender application programming interface allowing end-users and original equipment manufacturers to integrate DiskXtender with software applications, such as Web browsers, word processing, accounting and imaging.

    DiskXtender has won the following awards, among others:

    - 1999 Solutions Integrator Impact Award for Best Storage Product from International Data Group, the parent of IDC; and

    - 1998 and 1999 Product of the Year Awards from Imaging & Document Solutions magazine.

    APPLICATIONXTENDER. ApplicationXtender organizes and stores data used by Windows-based applications and enables users to display, print, fax, e-mail or annotate the stored data. Because ApplicationXtender integrates the host applications chosen by the end-user with DiskXtender technology, end-users can access, retrieve, control and view data through the host applications. As with DiskXtender, an application programming interface toolkit allows customers and original equipment manufacturers to integrate ApplicationXtender with existing applications.

    WEBXTENDER. WebXtender provides access to data over an enterprise's intranet or the Internet using standard Web browser interfaces. WebXtender offers data display and search functionality in any ApplicationXtender application, while providing remote access to stored data. Because WebXtender requires only a standard Web browser to be installed on the user's workstation, WebXtender minimizes overhead and costs of client software distribution and configuration.

    EMAILXTENDER. EmailXtender is an e-mail storage, indexing, archiving and retrieval application that is designed to be integrated with leading e-mail platforms. This technology provides for dynamic, real-time capture of e-mail messages and attachments into a central repository without administrator intervention and eliminates the need for administrative restrictions on message or attachment size. In addition, EmailXtender enables full-text and key word searches of messages and attachments. EmailXtender also permits timely recovery from virus attacks; preserves non-infected messages, preventing loss of critical information; and allows for system recovery in one central location. In addition, EmailXtender's ability to categorize and manage e-mail according to specific business needs provides flexible retention rules for any category of e-mail, allowing enterprises to conform their e-mail management to their record management policies and applicable regulatory and legal requirements.

    SANXTENDER. SANXtender applies our core data storage management and access technology to the storage area network. SANXtender links storage area network technologies to local area network applications, allowing data transfer and storage without moving data through servers on the local area network. SANXtender automatically identifies and coordinates available switches, routers and storage devices in a storage area network to enable more efficient movement of data. SANXtender frees the resources of the local area network and provides applications and users with the ability to access data at the faster speed of a storage area network. We have successfully demonstrated the compatibility of our technology and its ability to operate with the products of manufacturers of storage area network technologies, such as Advanced Digital Information, ATL Products, ATTO Technology, Brocade Communications Systems, Chaparral Network Storage, Compaq Computer, Crossroads Systems, Emulex, Gadzoox Networks, Hewlett-Packard, QLogic and Vixel.

    COLDXTENDER. ColdXtender manages the storage of computer-generated output data for use in preparing forms and reports in standardized formats, such as insurance claims and reports. ColdXtender stores, compresses and catalogues report data in searchable databases.

    ERMXTENDER. ERMXtender is based on our ColdXtender product and provides enterprise report management of data for use in preparing forms and reports in standardized formats. In addition, ERMXtender manages complex, high volume streams of data and makes electronic reports accessible over the Web.

    ONLINESTOR.COM. We offer our products as an outsourced data storage and management service under the name OnlineStor.com. These services are offered on a metered or leased basis through application service providers and storage service providers. OnlineStor.com enables enterprises to store and manage data over the Web with functionality similar to that of the XtenderSolutions product suite. Our customers realize substantial hardware and maintenance cost savings over in-house storage systems by using this service.

    PROFESSIONAL SERVICES AND SUPPORT

    We maintain a professional services division responsible for providing customers with maintenance and technical support, consulting and training services related to our XtenderSolutions products, which consist of:

    - analysis of a customer's requirements for data storage and management;

    - software design and implementation;

    - business process analysis and implementation;

    - product installation and upgrading;

    - custom documentation; and

    - training.

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
    When a customer licenses our products, we provide a 30-day support package that includes installation, configuration and testing, access to an on-call technical help desk, a technical support website and software updates. We also host regularly scheduled training seminars in the Washington D.C. metropolitan area, on the West Coast and, upon request, at a customer's site. In addition to our own capabilities, our value-added resellers and system integrators perform professional services for our customers.

PRODUCT DEVELOPMENT

    To remain competitive, we must continue to enhance existing products and develop new products and technologies. Since our formation, we have made significant investments in developing and enhancing our core DiskXtender product and other related products. Our current initiatives include:

    - broadening our core technology to operate on the UNIX and Linux operating systems;

    - extending our EmailXtender technology for use with electronic collaboration applications, such as unified and instant messaging; and

    - expanding our EmailXtender and DiskXtender technologies to NAS devices dedicated to e-mail storage.

    In addition, our advanced technology group actively identifies and implements the latest technology developments, such as:

    - Extensible Markup Language, referred to as XML, an emerging standard for sharing data over the Internet that allows software applications to communicate efficiently on a wide variety of software platforms;

    - Microsoft's Simple Object Access Protocol, referred to as SOAP, which further improves the ability of software applications to interact over the Internet by using an XML-based approach to programming; and

    - emerging standards for the creation of business systems that integrate enterprise-wide software applications and network infrastructure.

    We believe that by making our products compatible with XML, SOAP and emerging business systems standards, we will have an opportunity to address storage needs generated by a wide range of software applications.

    Our research and development expenses were $4.0 million in 1998, $5.1 million in 1999 and $6.1 million in the nine months ended September 30, 2000. As of September 30, 2000, we had 72 employees dedicated to research and development. We intend to continue to make significant investments in research and development activities.

TECHNOLOGY

    DiskXtender is the cornerstone of the XtenderSolutions product suite. DiskXtender employs a variety of advanced technology features. DiskXtender uses software agents that prevent the file server hard disk from running out of free space by checking space utilization against a watermark, or threshold setting, that can be established by the customer. Migration, space management and retention policies are defined by the user and can be customized for any application requirements, based, for example, on age, size or file name. Based on these rules, DiskXtender will migrate eligible files to secondary storage. In addition, based on defined watermarks, DiskXtender will truncate the original file data to make space for additional data. File truncation removes the original file data from the file server hard disk, leaving behind a stub file, or place marker, freeing the space for other use.

    When the contents of a file server hard disk are viewed by an application, such as Windows Explorer, DiskXtender displays the contents of the file server hard disk in a way that makes the application see the original file size instead of the stub file. When an application attempts to open the original file,
DiskXtender:

    - captures the request to open the file;

    - refers to the stub file associated with the file;

    - determines the library and storage device to which the file was migrated; and

    - retrieves the file from the extended storage system by copying it back to the original file server hard disk for use by the application that requested it.

DiskXtender manages all file migration based on incoming file requests and defined storage policies. Recall of file data from secondary storage devices is performed automatically.

    When the contents of a file server hard disk are accessed by a back-up application, DiskXtender recognizes the back-up application and intelligently manages the back-up data. Instead of backing up all data on the extended storage system, it allows the back-up application to back up only the stub files, which represent a significantly smaller amount of data. This feature reduces the time required for back-up and also reduces the amount of data that must be backed up.

    GRAPHIC: Title--"DiskXtender." The graphic depicts the DiskXtender technology. The graphic is a picture of a cylinder, and the text under the icon states "Hard disk." There is an arrow connecting three icons to the left side of the "Hard disk" icon. One icon is a picture of a floppy disk, and the text under the icon states "Tape library." The second icon is a picture of a file cabinet, and the text under the icon states "Optical juke boxes." The third icon is a picture of a CD, and the text under the icon states "CD/DVD Optical." There are also three lines on the right side of the "Hard disk" icon pointing to three separate portions of the "Hard disk" icon. The text at the end of the first line states "Free space." The text at the end of the second line states "Pointers (files on secondary storage)." The text at the end of the third line states "Frequently used files."

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
CUSTOMERS

    We have licensed our products to over 7,600 corporations, government agencies and other organizations across a broad spectrum of industries. The following table lists some of our customers, each of which has accounted for more than $25,000 of our revenues since January 1998.

    Automobile Association of America
    American Airlines
    Boeing
    Booz.Allen & Hamilton
    Citicorp
    Delta Airlines
    Dow Chemical
    Ingram Entertainment
    Marathon Oil
    Mayo Clinic
    McKesson/HBOC
    Merrill Lynch
    Nabisco
    NASA Johnson Space Center
    NASD
    NationsBank (now Bank of America)
    Nortel Networks
    Parker Hannifin
    PSINet
    Raytheon
    Seaboard International Forest Products
    State of California
    Unisys
    U.S. Department of Defense
    U.S. Federal Aviation Administration
    U.S. Navy
    University of Miami
    Veterans Administration Hospitals
    Westinghouse (now General Electric)
    The Washington Post

    HOW THREE OF OUR CUSTOMERS HAVE USED OUR DATA STORAGE MANAGEMENT SOLUTIONS

    CONVERTING FROM PAPER TO ELECTRONIC STORAGE AT PSINET. PSINet, a provider of business Internet access, has over 3,000 employees and annual revenue of more than $560 million. With growing worldwide operations, PSINet experienced an increasing volume of paper files generated by contracts, legal documents, financial records and customer provisioning files. As a result of this growth in paper, PSINet realized the need to increase automation of their data storage and reduce the space and retrieval time associated with files.

    In 1998, PSINet engaged us to provide data storage management software providing access to critical files, document imaging and Web-based data retrieval to handle the electronic contract files. We have helped PSINet convert some areas where paper files were used to optical disk, and have installed an optical storage management system utilizing DiskXtender, ApplicationXtender and WebXtender for records generated by its domestic operations. We are currently working with PSINet to extend these capabilities to many areas within their international operations.

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
    AUTOMATING DATA STORAGE AT NABISCO. Nabisco, an $8.7 billion marketer of biscuit, snack and premium food products, makes thousands of deliveries every day to grocery stores, convenience stores and other food outlets across the United States and in 85 other countries worldwide. With each delivery, Nabisco issues a proof of delivery document that lists the products delivered and the total amount due for those products.

    Nabisco had been keeping a copy of the proof of delivery on file and using a manual system to retrieve, copy and fax proofs of delivery whenever customers had questions or disputes on delivery. As the volume of proofs of delivery grew, Nabisco needed to automate the process and provide improved access and distribution.

    In 1997, Nabisco engaged us to replace their existing data storage system with DiskXtender to effectively manage increasingly large amounts of data, provide for easy access on the Internet and work with their high volume, automated tape library. The new system, deployed in Nabisco's Customer Financial Services Department, makes the proofs of delivery quickly accessible, increasing customer service, improving access time, and cutting down on delayed payments.

    Nabisco processes 120,000 images a day, and it estimates that it has processed 25 to 30 million documents since DiskXtender was installed. Another benefit for Nabisco is that DiskXtender, with its capability to support multiple applications, links to a second imaging system that replaces all manual microfilm archiving systems.

    MANAGING E-MAIL AND COMBATING VIRUS ATTACKS AT SEABOARD
INTERNATIONAL. Seaboard International Forest Products, one of the 20 largest forest products wholesalers in the United States, needed a way to store and manage an increasingly large volume of e-mail. Individual users at Seaboard International were keeping up to three or four thousand messages in their individual mailboxes, which overburdened the e-mail server. In addition, Seaboard International and its employees lacked the ability to search its large number of stored e-mails quickly and effectively.

    Seaboard International recently engaged us to provide an e-mail management and storage solution. By efficiently moving e-mail messages off of its e-mail server and onto storage devices, EmailXtender has improved the performance of Seaboard International's e-mail server while also providing quick access to stored messages. In addition, EmailXtender's enhanced indexing and archiving capabilities has allowed Seaboard International to conduct quick and effective full-text searches of each e-mail message and attachment across the entire enterprise. EmailXtender also successfully enabled Seaboard International to combat a virus attack with minimal down time by identifying and isolating the workstations that had received a virus-infected message.

SALES AND MARKETING

    We sell our products primarily through relationships with original equipment manufacturers, value-added resellers and distributors. Our distribution through these channels accounted for 85% of our total revenues in 1998, 84% of our total revenues in 1999, and 84% of our total revenues for the nine months ended September 30, 2000, with no single original equipment manufacturer, value-added reseller or distributor accounting for more than 10% of our total revenues in these periods. We are also expanding our direct sales force to provide better coverage for larger clients. As of September 30, 2000, we had 91 employees dedicated to sales and marketing.

    ORIGINAL EQUIPMENT MANUFACTURER RELATIONSHIPS. We currently have more than 15 original equipment manufacturer relationships. These original equipment manufacturers buy our products to incorporate into their own product offerings or resell our products under their own label. We have original equipment manufacturer relationships with Advanced Financial Solutions, Agilent Technologies, Cerner, Data General, a division of EMC, FileNet, Imation, Legato Systems, StorageTek and Tivoli Systems, a subsidiary of IBM, among others.

    VALUE-ADDED RESELLER AND DISTRIBUTOR RELATIONSHIPS. We currently have more than 275 value-added reseller and distributor agreements and relationships, including Affiliated Computer Systems, Cranel, Datalink, Electronic Data Systems, Envision, GE Capital, IKON, JVC, Law Cypress, National Computer Systems, Optical Laser, Plasmon and Tech Data. These resellers service North America, Europe, East Asia and Latin America. Pursuant to these alliances, our value-added resellers and distributors typically market the entire XtenderSolutions product suite, receiving a discount on products sold.

    DIRECT SALES FORCE. We maintain a direct sales staff with responsibilities for pursuing and managing larger customers, as well as providing support to our distributors, value-added resellers and original equipment manufacturers. We have been hiring additional salespersons and expect to continue to do so.

    MARKETING. Our marketing department consists of marketing professionals dedicated to advertising, public relations, marketing communications, events and channel partner programs. Our marketing efforts focus on building brand recognition and developing leads for our sales force. To achieve these objectives, we maintain a strategic marketing program which includes the following elements:

    - a national advertising campaign promoting the XtenderSolutions brand;

    - a comprehensive Web marketing program and website;

    - programs to enhance communication with our original equipment manufacturers, value-added resellers and distributors, including our XpertPartner conference;

    - seminars to increase the visibility of our executives and generate leads for our sales force;

    - participation in trade shows; and

    - direct marketing to targeted corporate customers.

COMPETITION

    We face a variety of competitors that offer products with some of our products' features. Some potential customers may elect to internally develop capabilities similar to those provided by our products rather than buying them from us or another outside vendor. Although our products generally enhance traditional data back-up capabilities offered by companies such as VERITAS Software, Legato Systems, Computer Associates International and IBM, our products may compete against such traditional back-up solutions when a potential customer seeks to address its storage needs with only a data back-up solution. Furthermore, VERITAS Software has recently begun to offer a Windows NT-based product that competes with DiskXtender and a Microsoft Exchange-based back-up product for e-mail attachments that competes with EmailXtender.

    In addition, Microsoft could develop competing products. Windows 2000 will include basic data storage management capabilities. Microsoft could compete with us by enhancing and expanding these capabilities to offer an integrated storage management capability within their basic operating system. This would reduce or eliminate the need to purchase our products, which would cause our revenues and our business to suffer.

    Many of our competitors and potential competitors have substantially greater financial and technical resources than we do. Our competitors may attempt to increase their presence in the data storage management software market by acquiring or forming strategic alliances with other competitors or business partners. This competition may cause us to lose sales and may limit the growth of our revenues and business.

INTELLECTUAL PROPERTY

    Our products are based upon our internally developed intellectual property and other proprietary rights. We rely on a combination of copyright, trademark and trade secret laws, confidentiality agreements and contractual provisions to protect our intellectual property. However, we believe that these laws and agreements afford us only limited protection. Despite our efforts to protect our intellectual property, unauthorized parties may infringe upon our proprietary rights. In addition, the laws of some foreign countries do not provide as much protection of our proprietary rights as do the laws of the United States.

EMPLOYEES

    As of September 30, 2000, we had a total of 251 employees. Of these employees, 91 were involved in sales and marketing; 42 were involved in product development; 68 were involved in quality assurance and product support; 20 were involved in professional services; and 30 were involved in administrative and corporate functions.

FACILITIES

    Our operations are headquartered in one 35,000 square foot facility in Bethesda, Maryland that is leased under an agreement expiring on September 30, 2002. We also lease field offices in Irvine, California, Longmont, Colorado, Chicago, Illinois, Nashua, New Hampshire and Cambridge, England. We have entered into a new lease for 93,000 square feet of office space in Rockville, Maryland. We intend to move our headquarters into this new space in the second quarter of 2001, at which time we will seek to sublet our existing headquarters space. We believe that these facilities are suitable to meet our needs for the foreseeable future.

LEGAL PROCEEDINGS

    We are not party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    Our executive officers, directors and some other key employees, their ages and titles as of September 30, 2000, are as follows:

NAME                                          AGE                        TITLE
----                                        --------   ------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS:
  Richard A. Kay..........................     44      Chairman of the Board, President and Chief
                                                       Executive Officer

  F. William Caple........................     41      Executive Vice President, Secretary and
                                                       Director

  Ronald W. Kaiser........................     46      Chief Financial Officer and Treasurer

  Gabriel A. Battista(2)..................     55      Director

  John Burton(2)..........................     49      Director

  Joseph R. Chinnici(1)...................     46      Director

  Geaton A. DeCesaris, Jr.(1)(2)..........     45      Director

  Donald B. Hebb, Jr.(1)..................     58      Director

KEY EMPLOYEES:
  Amena Ali...............................     36      Senior Vice President of Marketing and
                                                       Strategy

  Michael J. Del Rosso....................     43      Chief Technology Officer

  Mark L. Hanson..........................     36      Vice President of Development--Web
                                                       Solutions

  Gerald Held, Jr.........................     40      Vice President of Business Development

  Scott R. Nickel.........................     33      Vice President of Development--Storage

  Grant M. Wagner.........................     38      Senior Vice President of Sales

------------------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

    Richard A. Kay, our founder, has served as our chairman, president and chief executive officer since our inception in 1992. Prior to founding OTG, Mr. Kay co-founded National Operator Services, Inc., a reseller of telephone operator services, and NOS Communications, a reseller of AT&T long distance services.

    F. William Caple has served as our executive vice president since May 1996. Mr. Caple has served as a member of our board of directors since December 1997. From January 1994 to April 1996, Mr. Caple was a partner of the law firm of Galland, Kharasch, Morse & Garfinkel.

    Ronald W. Kaiser has served as our chief financial officer and treasurer since June of 1998. From April 1998 to June 1998, Mr. Kaiser was an employee of Network Associates, Inc., an Internet security company, following the acquisition of Trusted Information Systems, Inc. by Network Associates, Inc. From May 1996 to April 1998, Mr. Kaiser served as the chief financial officer of Trusted Information Systems, Inc., an information security company. From January 1996 to April 1996, Mr. Kaiser served as a consultant to American Communication Services, Inc., or ACSI, now known as e.spire Communications, Inc. From
November 1994 to January 1996, Mr. Kaiser served as the chief financial officer of ACSI.

    Gabriel A. Battista has served as a member of our board of directors since June 1998. Mr. Battista has served as the chairman of the board of directors, president and chief executive officer of

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
Talk.com, Inc., an e-commerce and telecommunications services company, since January 1999. From October 1996 to December 1998, Mr. Battista served as the chief executive officer of Network Solutions, Inc., an Internet domain name registration company. From February 1991 to October 1996, Mr. Battista served as the president and chief executive officer of Cable & Wireless, Inc., a telecommunications company. Mr. Battista also currently serves as a director of AXENT Technologies, Inc., Systems and Computer Technology Corporation and ViaNet.Works, Inc.

    John Burton has served as a member of our board of directors since June 1998. Mr. Burton has served as managing director of Updata Capital, Inc., an investment banking firm, since March 1997. From February 1995 to February 1997, Mr. Burton served as president of Burton Technology Partners, Ltd., an investment and venture capital firm. Mr. Burton currently serves as a director of AXENT Technologies and EPresence, Inc.

    Joseph R. Chinnici has served as a member of our board of directors since June 1998. Since September 1994, Mr. Chinnici has served in a number of positions at Ciena Corp., and currently serves as Ciena Corp.'s senior vice president, finance and chief financial officer.

    Geaton A. DeCesaris, Jr. has served as a member of our board of directors since June 1998. Mr. DeCesaris has served as the president, chief executive officer and a director of Washington Homes, Inc., a national homebuilding company, since August 1988, and as the president, chief executive officer and chairman of the board of directors of Washington Homes, Inc. since April 1999.

    Donald B. Hebb, Jr. has served on our board of directors since June 1998. Mr. Hebb has been a managing member of the general partner of ABS Capital Partners II, L.P. and related entities since March 1993. Prior to that, Mr. Hebb served as a managing director of Alex. Brown Incorporated. Mr. Hebb currently serves as a director of T. Rowe Price Associates, Inc. and SBA Communications Corporation.

    Amena Ali has served as our senior vice president of marketing and strategy since February 2000. From June 1991 to February 2000, Ms. Ali served in various marketing and finance positions, including most recently, director of business analysis, at MCI Worldcom, Inc., a telecommunications company.

    Michael J. Del Rosso has served as our chief technology officer since September 2000. From September 1999 to September 2000, Mr. Del Rosso served as vice president, technology and information security at VII, Inc., an executive consulting and engineering company. From October 1998 to September 1999, Mr. Del Rosso served as executive vice president and chief information officer at Infrastructure Defense, Inc., a network security company. From May 1983 to October 1998, Mr. Del Rosso served as president and principal of Michael J. Del Rosso Associates, an information technology consulting firm.

    Mark L. Hanson has served as our vice president of development--Web solutions since October 1999. From November 1992 to September 1999, Mr. Hanson served as one of our senior developers.

    Gerald Held, Jr. has served as our vice president of business development since January 1998. From April 1996 to January 1998, Mr. Held served as a director of business development at Eastman Software, a document imaging management company. From January 1984 to April 1996, Mr. Held served as a manager of product management at Rexon, Inc., a storage hardware company.

    Scott R. Nickel has served as our vice president of development--storage since September 2000. From October 1999 to September 2000, Mr. Nickel served as our vice president of technology. From November 1992 to September 1999, Mr. Nickel served as one of our senior developers.

    Grant M. Wagner has served as our senior vice president of sales since July 1999. From January 1999 to July 1999, Mr. Wagner served as vice president of sales for Remedial Technologies Network, an Internet publishing company. From January 1990 to January 1999, Mr. Wagner served in various sales positions, including, most recently, vice president of global sales at Computer Associates International, Inc., a software company.

    Pursuant to the voting agreement dated June 9, 1998, by and among ABS Capital Partners II, L.P., Greylock IX Limited Partnership and Michael P. Murray, as purchasers, Richard A. Kay and OTG, the purchasers were given the right to designate one director and Mr. Kay was given the right to designate six directors. Mr. Hebb was elected to our board of directors as the designee of the purchasers and Mr. Kay, Mr. Battista, Mr. Burton, Mr. Caple, Mr. Chinnici and Mr. DeCesaris were elected to our board of directors as the designees of Mr. Kay. These rights terminated upon the closing of our initial public offering in March 2000.

ELECTION OF DIRECTORS

    The board of directors is divided into three classes, each of whose members serves for a three-year term. Mr. Hebb and Mr. Chinnici serve in the class which term expires in 2001. Mr. Caple and Mr. Burton serve in the class which term expires in 2002; and Mr. Kay, Mr. Battista and Mr. DeCesaris serve in the class which term expires in 2003. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires.

COMPENSATION OF DIRECTORS

    We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. We may, in our discretion, grant stock options and other equity awards to our non-employee directors from time to time pursuant to our stock incentive plans. In June 1999, we granted options to purchase 10,000 shares of our common stock to each of Mr. Battista, Mr. Burton, Mr. Chinnici, Mr. DeCesaris and Mr. Hebb, our non-employee directors, at an exercise price of $2.75 per share. These options vested upon grant. We have not yet determined the amount and timing of any future grants or awards.

BOARD COMMITTEES

    The board of directors has established a compensation committee and an audit committee. The compensation committee, which consists of Mr. Burton, Mr. Battista and Mr. DeCesaris, reviews executive salaries, administers our bonus, incentive compensation and stock plans and approves the salaries and other benefits of our executive officers. In addition, the compensation committee consults with our management regarding our pension and other benefit plans and compensation policies and practices.

    The audit committee, which consists of Mr. Chinnici, Mr. Hebb and Mr. DeCesaris, reviews the professional services provided by our independent accountants, the independence of our accountants from our management, our annual financial statements and our system of internal accounting controls. The audit committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    We did not have a compensation committee until November 1999. Prior to that time, the entire board of directors performed the function of a compensation committee. No member of our compensation committee is an officer or employee. No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

INDEMNIFICATION AGREEMENTS

    We have entered into indemnification agreements with each of our directors and officers. Their indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

EMPLOYMENT AGREEMENTS

    Mr. Kay serves as our chairman, president and chief executive officer pursuant to the terms of an employment agreement dated June 9, 1999. The term of the agreement continues until December 31, 2003. Pursuant to the terms of the agreement, Mr. Kay's initial annual compensation consists of a base salary of $485,000 and a bonus of at least $115,000. After the first year, Mr. Kay's annual compensation will be determined by the board of directors. Upon termination without cause, as defined in the agreement, Mr. Kay is entitled to severance payments equal to (1) the greater of (a) the remaining portion of his compensation for the remaining term of the agreement, or (b) the amount of his then current annual salary, to be paid in monthly installments over a 12 month period and (2) the annual bonus that would otherwise have been paid to Mr. Kay for the fiscal year in which he was terminated, to be paid in one lump sum payment within 90 days of the date of termination. Upon termination without cause, Mr. Kay is entitled to continue to receive the same health, disability and term life insurance benefits as were provided prior to termination until the earlier of his employment by a third party or December 31, 2003. Under the agreement, Mr. Kay agreed not to compete with us during the term of his employment and for two years after his termination. In addition, Mr. Kay agreed not to solicit our employees or customers during the same period. However, if we terminate Mr. Kay without cause, or he terminates his employment because we demoted him, because he is not elected or is removed as chairman of the board or because we have relocated our principal executive offices more than 50 miles from Bethesda, Maryland, the non-competition and non-solicitation provisions of the agreement expire upon the date of termination his employment.

    Mr. Caple serves as our executive vice president pursuant to the terms of an employment agreement dated January 1, 1998, as amended. The term of the agreement continues until December 31, 2002. Pursuant to the terms of the agreement, Mr. Caple's annual compensation consists of a base salary of $175,000 and a bonus of at least 33.3% of his base salary. Mr. Caple's base salary will automatically increase by 10% on January 1, 2001 and each January 1 thereafter throughout the term of the agreement. Upon termination without cause, as defined in the agreement, Mr. Caple is entitled to severance payments equal to the amount of his then current annual salary, to be paid in two installments, the first of which must be paid on the date of termination and the second of which must be paid within 90 days of the date of termination. Mr. Caple agreed not to compete with us during the term of his employment and for a period after the termination of his employment equal to the lesser of two years or the length of his employment period, if less than two years. In addition, Mr. Caple agreed not to solicit our employees or customers during the same period.

    Mr. Kaiser serves as our chief financial officer pursuant to the terms of an employment agreement dated May 28, 1998, as amended. The term of the agreement continues until May 31, 2001. Pursuant to the terms of the agreement, Mr. Kaiser's initial annual compensation consisted of a base salary of $187,000 and a bonus of at least 30% of his base salary. In June 2000, our compensation committee increased Mr. Kaiser's base salary to $205,700 per year, retroactive to January 2000. Upon termination without cause, as defined in the agreement, Mr. Kaiser is entitled to severance payments equal to 12 months of his then current annual salary, to be paid in monthly installments over a 12 month period, and health insurance benefits for the same period. In addition, the agreement provides Mr. Kaiser's options will continue to vest for a period of 12 months after termination without cause. Pursuant to the agreement, Mr. Kaiser received an option to purchase 329,412 shares of our common stock at a price of $1.84 per share vesting over four years. Mr. Kaiser agreed not to compete with us during the term of his employment and for a period after the termination of his employment equal to the lesser of two years or the length of his employment period, if less than two years. In addition, Mr. Kaiser agreed not to solicit our employees or customers during the same period.

EXECUTIVE COMPENSATION

    The following table sets forth, for the years ended December 31, 1998 and 1999, the cash compensation earned and shares underlying options granted to (1) our chairman, president and chief executive officer and (2) each of the other two most highly compensated executive officers who received annual compensation in excess of $100,000 in 1999, collectively referred to as the named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                          ------------
                                                    ANNUAL COMPENSATION      SHARES
                                                    -------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                YEAR      SALARY     BONUS       OPTIONS      COMPENSATION(1)
---------------------------              --------   --------   --------   ------------   ---------------
Richard A. Kay ........................    1998     $485,000   $115,000           --          $   --
  Chairman, President and                  1999      485,000    115,000           --           6,030
  Chief Executive Officer

F. William Caple ......................    1998      125,000     50,200           --              --
  Executive Vice President                 1999      155,503     49,950      200,000           6,030
  and Secretary

Ronald W. Kaiser ......................    1998       81,231         --           --              --
  Chief Financial Officer                  1999      192,524     41,076      100,000           6,030
  and Treasurer

------------------------

(1) These amounts represent health insurance premiums.

STOCK OPTIONS

    The table below contains information concerning the grant of options to purchase shares of our common stock to each of the named executive officers during the year ended December 31, 1999. The percentage of total options granted to employees set forth below is based on an aggregate of 1,024,900 shares subject to options granted to our employees in 1999. All options were granted at or above fair market value as determined by the board of directors on the date of grant.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                               ------------------------------------------------------     VALUE AT ASSUMED
                               NUMBER OF      PERCENT OF                                ANNUAL RATES OF STOCK
                               SECURITIES   TOTAL OPTIONS                                 APPRECIATION FOR
                               UNDERLYING     GRANTED TO     EXERCISE OR                   OPTION TERM(1)
                                OPTIONS       EMPLOYEES      BASE PRICE    EXPIRATION   ---------------------
NAME                            GRANTED     IN FISCAL YEAR    ($/SHARE)       DATE         5%          10%
----                           ----------   --------------   -----------   ----------   ---------   ---------
Richard A. Kay...............        --            --%          $  --             --    $     --    $     --
F. William Caple.............   200,000          19.5            1.84         1/1/09     231,433     586,497
Ronald W. Kaiser.............   100,000           9.8            2.75        9/15/09     172,946     438,279

------------------------

(1) The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the stock price on the date of grant appreciates annually at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

FISCAL YEAR-END OPTION VALUES

    The following table sets forth information for each of the named executive officers with respect to the value of options outstanding as of December 31, 1999. None of the named executive officers exercised any options to purchase shares of common stock during the year ended December 31, 1999.

                         FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                                OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Richard A. Kay................................         --             --      $       --     $       --
F. William Caple..............................     49,998        150,002         539,978      1,620,021
Ronald W. Kaiser..............................    154,921        274,491       1,665,561      2,881,089

    There was no public trading market for our common stock as of December 31, 1999. Accordingly, as permitted by the rules of the SEC, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of the fair market value of our common stock as of December 31, 1999 of $12.64 per share, as determined by the board of directors, less the aggregate exercise price.

BENEFIT PLANS

    2000 STOCK INCENTIVE PLAN. Our 2000 Stock Incentive Plan was adopted by our Board of Directors in January 2000 and received stockholder approval in February 2000. Up to 1,000,000 shares of our common stock, subject to adjustment in the event of stock splits and other similar events, were reserved for issuance under the 2000 plan. The number of shares of our common stock available for issuance under the 2000 Stock Incentive Plan will automatically increase on the first trading day of each calendar year, beginning with 2001 through the term of the plan, by an amount equal to 3% of the shares of our common stock outstanding on the last trading day of the preceding calendar year, but the annual increase will not in any event exceed 1,000,000 shares.

    The plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock awards and other stock-based awards.

    Our officers, employees, directors, consultants and advisors and those of our subsidiaries are eligible to receive awards under the plan. Under present law, however, incentive stock options may only be granted to employees.

    Optionees receive the right to purchase a specified number of shares of our common stock at a specified option price, subject to the terms and conditions of the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of our voting power. The plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a

"cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

    Our board of directors administers the plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the plan to one or more committees of the board of directors and, in limited circumstances, to one or more of our executive officers. Our board of directors has authorized the compensation committee to administer the plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines the:

    - number of shares of common stock covered by options and the dates upon which such options become exercisable;

    - exercise price of options;

    - duration of options; and

    - number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

    In the event of a merger, liquidation or other acquisition event, our board of directors must provide that all outstanding options or other stock-based awards under the plan be assumed or substituted for by the acquiror. Under the plan, if any of these events constitutes a change in control, 50% of the shares subject to the assumed or substituted options will become immediately exercisable upon the occurrence of the acquisition event.

    No award may be granted under the 2000 plan after January 2010, but the vesting and effectiveness of awards granted before those dates may extend beyond those dates. Our board of directors may at any time amend, suspend or terminate the 2000 plan.

    1998 STOCK INCENTIVE PLAN. We also have a 1998 Stock Incentive Plan under which we granted stock options prior to our initial public offering in March 2000. Upon the adoption of the 2000 Stock Incentive Plan in February 2000, our board of directors provided that no additional stock options would be granted under the 1998 plan. As of September 30, 2000, options to purchase an aggregate of 3,604,575 shares of common stock remained outstanding under the 1998 plan.

    2000 EMPLOYEE STOCK PURCHASE PLAN. Our 2000 Employee Stock Purchase Plan was adopted by our board of directors and received stockholder approval in January 2000. The purchase plan authorizes the issuance of up to a total of 600,000 shares of our common stock to participating employees.

    All of our employees, including our directors who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock or that of any subsidiary are not eligible to participate.

    On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize up to 10% of his or her base pay to be deducted by us from his or her base pay during the offering period. On the last day of this offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option price is an amount equal to 85% of the average market price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. The first offering period under the purchase plan commenced on May 22, 2000 and ended on June 30, 2000. In no event may an employee purchase in any one-year period a number of shares that exceeds the number of shares determined by dividing $25,000 by the average market price of a share of our common stock on the commencement date of the offering period. Our compensation committee may, in its discretion, choose an offering period of 12 months or less for each offering and choose a different offering period for each offering.

    An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has a right to elect to exercise the option to purchase the shares which the accumulated payroll deductions in the participant's account would purchase at the date of death.

    Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any of our current executive officers, by all of our current executive officers as a group or by our non-executive employees as a group.

    401(k) PLAN. In May 1996, we adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

                           RELATED PARTY TRANSACTIONS

    JUNE 1998 ISSUANCE OF CONVERTIBLE NOTES AND SENIOR SUBORDINATED NOTES. In June 1998, we entered into a note purchase agreement with ABS Capital Partners II, L.P., Greylock IX Limited Partnership and Michael P. Murray, as purchasers. Under the terms of the note purchase agreement, we issued an aggregate principal amount of $7,636,364 in subordinated convertible notes and an aggregate principal amount of $4,363,636 in senior subordinated notes to the purchasers. The subordinated convertible notes issued by us converted automatically into 4,161,506 shares of common stock upon the closing of our initial public offering. The senior subordinated notes provided for accrued interest of 8% per annum through June 9, 1999, 10% until June 9, 2000 and 12% thereafter until maturity. By their terms, these notes became immediately due and payable upon the closing of our initial public offering. On March 15, the outstanding balance of principal and interest on all of the senior subordinated notes was $4.5 million, which was paid in full at that time.

    Pursuant to the voting agreement, dated June 9, 1998, by and among the purchasers, Richard A. Kay, F. William Caple, Alexandra Kay, Mr. Kay's daughter, and us, the purchasers were given the right to designate one member of our board of directors. The purchasers designated Donald B. Hebb, Jr., to serve on our board of directors. Mr. Hebb is the managing member of ABS Capital Partners II, LLC, the general partner of ABS Capital Partners II, L.P. Mr. Murray is a managing director of Deutsche Banc Alex. Brown, one of our managing underwriters. These rights terminated upon the closing of our initial public offering.

    The following table sets forth

    - the principal amount of subordinated convertible notes and the number of shares of common stock into which such notes converted, and

    - the amount of principal and interest paid on March 15, 2000 in full satisfaction of the senior subordinated notes issued to each purchaser by us.

                                                      SUBORDINATED   SHARES OF COMMON      SENIOR
                                                      CONVERTIBLE      STOCK ISSUED     SUBORDINATED
NAME                                                     NOTES       UPON CONVERSION       NOTES
----                                                  ------------   ----------------   ------------
ABS Capital Partners II, L.P........................   $5,717,728        3,115,928       $3,354,102
Greylock IX Limited Partnership.....................    1,909,090        1,040,376        1,119,900
Michael P. Murray...................................        9,546            5,202            5,600
                                                       ----------        ---------       ----------
Total...............................................   $7,636,364        4,161,506       $4,479,602
                                                       ==========        =========       ==========

    REPURCHASE OF SHARES FROM FORMER STOCKHOLDER. In March 1998, we entered into a stock purchase agreement with Eugene S. Sandler, a former stockholder of ours who then held 39.6% of our common stock. Under this agreement, we purchased all of Mr. Sandler's shares of our common stock for a purchase price of $6.0 million in cash and a promissory note in the principal amount of $5.5 million bearing interest at a rate of 10% per year. In January 2000, Mr. Kay partially satisfied our obligation to Mr. Sandler by paying Mr. Sandler $1.0 million on our behalf. Under the terms of the promissory note, we paid
Mr. Sandler all outstanding principal and interest, $4.2 million, upon the the closing of our initial public offering. In March 2000, we reimbursed Mr. Kay $1.0 million from the proceeds of our initial public offering.

    CONTRIBUTION TO CAPITAL BY OTG SALES, INC. STOCKHOLDERS.  Mr. Kay,
Mr. Caple and Alexandra Kay were all the stockholders of OTG Sales, Inc., an affiliate of ours. In December 1999, they contributed all their shares of capital stock of OTG Sales, Inc. to us as a contribution to capital, making OTG Sales, Inc. our wholly owned subsidiary. We did not pay any consideration for the contributed shares.

    LOANS FROM PRINCIPAL STOCKHOLDER. In March 1992, we entered into a loan agreement and related promissory note with Mr. Kay in order to secure working capital for our operations. The loan agreement and the promissory note originally provided for Mr. Kay to make unsecured loans to us up to a maximum principal amount of $650,000. On December 1, 1993, the promissory note was amended to increase the maximum principal amount of the promissory note to $700,000. On December 1, 1994, the promissory note was amended again to increase the maximum principal amount of the promissory note to $1.0 million and to make the promissory note payable upon demand. Amounts that we borrowed under the loan agreement bore simple interest at a rate of 8% per year. Upon the closing of our initial public offering, we paid Mr. Kay all outstanding principal and interest, $477,000, under this arrangement.

    In addition, in June 1998, we borrowed an aggregate principal amount of $1.5 from Mr. Kay in order to secure working capital for our operations pursuant to two promissory notes. These notes earned 8% interest which was payable quarterly. The principal amount of these notes and all accrued interest, $1.5 million, was paid in full upon the closing of our initial public offering.

    GUARANTEE OF OUR OBLIGATION BY PRINCIPAL STOCKHOLDER. As a condition to entering into a loan agreement with us, PNC Bank required Mr. Kay to enter into an escrow agreement, dated July 22, 1999, with us, PNC Bank and Bankers Trust, as escrow agent. Pursuant to this escrow agreement, Mr. Kay deposited marketable securities held by him with the escrow agent as security for payments to be made by us under the promissory note we issued to Mr. Sandler, as described above. If we had failed to make payments under this promissory note when due, or if we had become obligated to make a balloon payment under the terms of the promissory note, the escrow agreement provided that PNC Bank could have directed the escrow agent to sell Mr. Kay's shares and could have applied the proceeds of the sale to the required payment. The escrow agreement terminated when we paid in full all of our obligations to PNC Bank under the loan agreement, $5.0 million, in March 2000.

    STOCK SALES BY PRINCIPAL STOCKHOLDER. During the period beginning June 1998 through January 2000, Mr. Kay sold an aggregate of 795,826 shares of our common stock to four members of our board of directors at a per share price ranging from $1.84 to $5.50. During the same period, Mr. Kay issued convertible promissory notes to ABS Capital Partners II, L.P. and Michael Murray, which converted at the closing of our initial public offering into an aggregate of 1,962,190 and 1,000 shares of our common stock, respectively. The conversion price of these convertible notes ranged from $2.75 to $5.50 per share of common stock. Additionally, in October 1999, Mr. Kay sold 40,000 shares of our common stock at a per share price of $2.75 to Mr. Kaiser, our chief financial officer.

    OPTION GRANTS TO NON-EMPLOYEE DIRECTORS AND EXECUTIVE OFFICERS.  In
June 1999, we granted options to purchase 10,000 shares of common stock at an exercise price of $2.75 per share under our 1998 stock incentive plan to each of Mr. Battista, Mr. Burton, Mr. Chinnici, Mr. DeCesaris and Mr. Hebb, our non-employee directors. These options vested upon grant. In October 1998, we granted Mr. Kaiser, our chief financial officer, an option to purchase 329,412 shares of common stock at an exercise price of $1.84 per share under our 1998 stock incentive plan. This option vests over a four year period. In
September 1999, we granted Mr. Kaiser, an option to purchase 100,000 shares of common stock at an exercise price of $2.75 per share under our 1998 stock incentive plan. This option vests quarterly over a three year period. In
January 1999, we granted Mr. Caple, our executive vice president, secretary and director, an option to purchase 200,000 shares of common stock at an exercise price of $1.84 per share under our 1998 stock incentive plan. This option vests quarterly over a three year period.

    SALE OF STOCK TO OUR EXECUTIVE VICE PRESIDENT. In January 1997, we sold 269,254 shares of common stock to Mr. Caple, for an aggregate purchase price of $102,698. Mr. Caple paid for these shares with a promissory note bearing 8% interest per annum that becomes due January 1, 2002. As of September 30, 2000, the outstanding balance of Mr. Caple's note to us was $133,468.

    INDEMNIFICATION AGREEMENTS. We have entered into indemnification agreements with each of our directors and officers. Such indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

    Our board of directors has adopted the policy that all future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of our common stock as of September 30, 2000, by (1) each person who beneficially owns more than 5% of the outstanding shares of our common stock,
(2) each of our directors and the named executive officers, (3) all of our directors and executive officers as a group and (4) each other selling stockholder.

    Several of our stockholders have granted to the underwriters an option to
purchase up to       shares of common stock to cover over-allotments. The
footnotes to this table provide information concerning the stock holdings of such stockholders after the offering if the over-allotment option is exercised in full.

    The number of shares of common stock deemed outstanding prior to this offering includes 25,833,664 shares of common stock outstanding as of September 30, 2000. The number of shares of common stock deemed outstanding after this offering includes the 1,650,000 shares that are being offered for sale by us in this offering and the 98,222 shares which are to be sold in this offering to be issued upon exercise of options and a warrant. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2000. The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o OTG
Software, Inc., 6701 Democracy Boulevard, Suite 800, Bethesda, Maryland 20817.

                                    SHARES BENEFICIALLY OWNED                       SHARES BENEFICIALLY OWNED
                                       BEFORE THE OFFERING      SHARES TO BE SOLD      AFTER THE OFFERING
                                    -------------------------   -----------------   -------------------------
BENEFICIAL OWNER                       NUMBER      PERCENTAGE                          NUMBER      PERCENTAGE
----------------                    ------------   ----------                       ------------   ----------
DIRECTORS, EXECUTIVE OFFICERS AND
  5% STOCKHOLDERS:
ABS Capital Partners II,              5,078,118       19.7%            600,000        4,478,118       16.2%
  L.P.(1) ........................
  1 South Street
  Baltimore, Maryland 21202
Richard A. Kay(2).................   11,849,522       45.9             516,000       11,333,522       41.1
F. William Caple(3)...............      386,920        1.5              70,000          316,920        1.1
Ronald W. Kaiser(4)...............      290,039        1.1              70,000          220,039          *
Gabriel A. Battista(5)............      147,464          *              20,000          127,464          *
John Burton(5)....................      228,360          *              40,000          188,360          *
Joseph R. Chinnici(5).............       45,796          *                  --           45,796          *
Geaton A. DeCesaris, Jr.(6).......      327,900        1.3              40,000          287,900        1.0
Donald B. Hebb, Jr.(7)............    5,088,118       19.7             600,000        4,488,118       16.3
All executive officers and
  directors as a group
  (8 persons)(8)..................   18,364,119       70.0           1,356,000       17,008,119       60.8

OTHER SELLING STOCKHOLDERS:
Robert Depelteau (9)..............      190,476          *              42,000          148,476          *
Mark Hanson (9)...................      190,476          *              45,000          145,476          *
Paul Matsko (9)...................      190,476          *              42,000          148,476          *
Scott Nickel (9)..................      190,476          *              48,000          142,476          *
Stewart Nickel (9)................      190,476          *              45,000          145,476          *
Jeffrey Peterson (10).............      190,476          *              42,000          148,476          *
Galina Schiff (11)................       30,000          *              30,000               --          *

------------------------

*   Less than 1% of the outstanding common stock.

(1) If the underwriters exercise their over-allotment option in full, ABS
    Capital Partners II, L.P. will sell     additional shares of common stock in
    this offering and would beneficially own
    shares, representing   % of the total shares outstanding after this
    offering.

(2) Includes 34,656 shares owned by Rebecca Kay, Mr. Kay's wife, 467,078 shares owned by a minor daughter of Mr. Kay, and 1,572,994 shares held by grantor retained annuity trusts organized for the benefit of other minor children of Mr. Kay. Of the shares beneficially owned by Mr. Kay being sold in this offering, an aggregate of 66,000 shares are owned by a minor daughter of
    Mr. Kay and grantor retained annuity trusts for the benefit of other minor children of Mr. Kay. If the underwriters exercise their over-allotment
    option in full, Mr. Kay will sell an additional       shares of common stock
    in this offering and would beneficially own         shares, representing
       % of the total shares outstanding after this offering.

(3) Includes 116,666 shares issuable upon exercise of options and 1,000 shares owned by Mr. Caple's wife.

(4) Includes 246,261 shares issuable upon exercise of options.

(5) Includes 10,000 shares issuable upon exercise of options.

(6) Includes 10,000 shares issuable upon exercise of options and 12,000 shares owned by Mr. DeCesaris' minor children.

(7) Consists of 10,000 shares issuable upon exercise of options and 5,078,118 shares owned by ABS Capital Partners II, L.P. Mr. Hebb is a managing member of ABS Partners II, LLC, which is the general partner of ABS Capital Partners II, L.P. Mr. Hebb disclaims beneficial ownership of the 5,078,118 shares owned by ABS Capital Partners II, L.P., except to the extent of his pecuniary interest therein.

(8) Includes 412,927 shares issuable upon exercise of options.

(9) Includes 95,238 shares issuable upon exercise of options.

(10) Consists of 190,475 shares issuable upon exercise of options.

(11) Consists of 30,000 shares issuable upon exercise of a warrant.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 65,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated certificate of incorporation and our amended and restated by-laws to be effective after the closing of this offering, incorporated as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

    As of September 30, 2000, there were 25,833,664 shares of common stock outstanding held by 149 stockholders of record. Based upon the number of shares outstanding as of that date and after giving effect to the issuance of the shares of common stock offered by us in this offering, there will be 27,581,886 shares of common stock outstanding upon the closing of this offering.

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available to pay dividends. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably all assets after the payment of our liabilities, subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. They are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, powers, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

    The board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series and on one or more occasions. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as the board of directors may determine. These rights and privileges may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights. Our stockholders have granted the board of directors authority to issue the preferred stock in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire us, or discourage a third party from attempting to acquire us.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

    We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, consolidations, asset sales and other transactions involving us and an interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock.

    Our amended and restated certificate of incorporation and amended and restated by-laws provide that:

    - the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

    - directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the shares of our capital stock entitled to vote;

    - any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

    The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from attempting to do so.

    Our amended and restated certificate of incorporation and amended and restated by-laws also provide that:

    - any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting.

    - special meetings of the stockholders may only be called by the chairman of the board of directors, the president, or by the board of directors. Our amended and restated by-laws provide that, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

    Delaware's corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Generally, our amended and restated by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. To amend our amended and restated by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the board of directors requires the affirmative vote of the holders of at least 75% of the shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    Our amended and restated certificate of incorporation provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is FleetBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, we will have 27,581,886 shares of common stock outstanding assuming no exercise of outstanding options or warrant other than the options and warrant to purchase 98,222 shares of common stock exercised by selling stockholders. Substantially all of these shares will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

    In general, under Rule 144, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(1) one percent of the then outstanding shares of common stock, or approximately 275,819 shares immediately after this offering, or (2) the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed, provided specified requirements concerning availability of public information, manner of sale and notice of sale have been satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

LOCK-UP AGREEMENTS

    Subject to limited exceptions, we, our executive officers and directors and other stockholders have agreed that, without the prior written consent of Credit Suisse First Boston Corporation, none of us will, during the period ending 90 days after the date of this prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (regardless of whether such shares or any such securities are then owned by such person or are thereafter acquired), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, regardless of whether any such transactions described in clauses (1) or (2) are to be settled by delivery of such common stock or such other securities, in cash or otherwise. In addition, for a period of 90 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected, to result in, the disposition by any person, directly or indirectly, of any shares of common stock without the prior written consent of Credit Suisse First Boston Corporation. See "Underwriters."

REGISTRATION RIGHTS

    After this offering, the holders of approximately 15,499,322 shares of common stock and rights to acquire common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect such registration. Further, holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following an offering of our securities pursuant to a Form S-1, including the offering made hereby.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting
agreement dated October   , 2000, we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. and Friedman, Billings, Ramsey &
Co., Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
Friedman, Billings, Ramsey & Co., Inc.......................
                                                              ---------
  Total.....................................................  3,300,000
                                                              =========

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    Certain selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 495,000 additional shares from the selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. Underwriters' discounts and commissions represent the public offering price of the common stock less the amount the underwriters pay us for the common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $   per share. The
underwriters and selling group members may allow a discount of $   per share on
sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives. A broker is any person engaged in the business of effecting transactions in securities for the accounts of others, but does not include a bank. A dealer is any person engaged in the business of buying and selling securities for his own account, through a broker or otherwise, but does not include a bank. A selling group member is a member of the selling syndicate.

    The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay and includes all compensation items and amounts considered to be underwriting compensation by the National Association of Securities Dealers Inc. for purposes of its Rules of Fair Practice.

                                                    PER SHARE                           TOTAL
                                         -------------------------------   -------------------------------
                                            WITHOUT            WITH           WITHOUT            WITH
                                         OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                         --------------   --------------   --------------   --------------
Underwriting discounts and commissions
  paid by us...........................      $                $              $                $
Expenses payable by us.................
Underwriting discounts and commissions
  paid by the selling stockholders.....
Expenses payable by the selling
  stockholders.........................         --               --                  --               --

    In June 1998, we sold an aggregate principal amount of $9,546 in subordinated convertible notes and an aggregate amount of $2,727 in senior subordinated notes to Michael Murray. Upon the closing of our initial public offering, the subordinated convertible notes were converted into 5,202 shares of common stock and the outstanding balance of principal and interest on the senior subordinated notes was paid in full. Mr. Murray is a managing director of Deutsche Banc Alex. Brown, Inc., one of the managing underwriters in this offering.

    Friedman, Billings, Ramsey & Co., Inc., one of the managing underwriters in this offering, agreed in December 1999 to provide us, in its ordinary course of business, financial advisory services for a 12-month period for a fee of $160,000. In October 2000, Friedman, Billings, Ramsey & Co., Inc. agreed to provide us similar services over the next 12 months for a fee of $189,750.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that may make Internet distributions on the same basis as other allocations.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except grants of stock options or issuances of stock pursuant to our employee stock plans described in this prospectus or issuances pursuant to the exercise of stock options or warrants outstanding on the date hereof.

    Our officers, directors and other selling stockholders, who together hold approximately 75.4% of our outstanding common stock, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

    We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "OTGS."

    In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option, purchasing shares in the open market or both.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing, that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

    - In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    - where required by law, that the purchaser is purchasing as principal and not as agent, and

    - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Reston, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Piper Marbury Rudnick & Wolfe LLP, Washington, D.C.

                                    EXPERTS

    The consolidated financial statements and schedule of OTG Software, Inc. and subsidiaries as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999 have been included in this prospectus and elsewhere in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of xVault, Inc. as of December 31, 1999, and for the period from January 12, 1999 (inception) to December 31, 1999 have been included in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                               CHANGE OF AUDITORS

    In July 1999, we dismissed our independent auditors, Grant Thornton, LLP, and retained KPMG LLP to act as our independent public accountants. Grant Thornton, LLP had been our independent accountants since March 1997. In connection with Grant Thornton, LLP's audit of the combined financial statements for the years ended December 31, 1996 and 1997, and in connection with the subsequent period up to July 1999, there were no disagreements with Grant Thornton, LLP on any matters of accounting principles or practices, financial statements disclosure or auditing scope or procedures, nor any reportable events. Grant Thornton, LLP's report on our combined financial statements for the years ended December 31, 1996 and 1997 contained no adverse opinion or disclaimer of opinion and was not modified or qualified as to uncertainty, audit scope or accounting principles. The decision to change auditors was approved by our board of directors. We have provided Grant Thornton, LLP with a copy of the disclosure contained in this section of the prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC's toll-free telephone number is 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

    We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with these requirements, we file periodic reports, proxy statements, and other information with the Securities and Exchange Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
            OTG SOFTWARE, INC. AND SUBSIDIARIES
Independent Auditors' Report................................     F-2

Consolidated Balance Sheets as of December 31, 1998
  and 1999 and as of September 30, 2000 (unaudited).........     F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999 and for the nine months
  ended September 30, 1999 and 2000 (unaudited).............     F-4

Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended December 31, 1997, 1998 and 1999 and
  for the nine months ended September 30, 2000
  (unaudited)...............................................     F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and for the nine months
  ended September 30, 1999 and 2000 (unaudited).............     F-6

Notes to Consolidated Financial Statements..................     F-7

                        XVAULT, INC.

Independent Auditors' Report................................    F-21

Balance Sheet as of December 31, 1999.......................    F-22

Statement of Operations for the period from January 12, 1999
  (inception) to December 31, 1999..........................    F-23

Statement of Stockholders' Deficit for the period from
  January 12, 1999 (inception) to December 31, 1999.........    F-24

Statement of Cash Flows for the period from January 12, 1999
  (inception) to December 31, 1999..........................    F-25

Notes to Financial Statements...............................    F-26

    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                         INFORMATION

Unaudited Pro Forma Condensed Consolidated Financial
  Information...............................................    F-31

Unaudited Pro Forma Condensed Consolidated Statement of
  Operations for the year ended December 31, 1999...........    F-32

Unaudited Pro Forma Condensed Consolidated Statement of
  Operations for the nine months ended September 30, 2000...    F-33

Notes to Unaudited Pro Forma Condensed Consolidated
  Financial Statements......................................    F-34

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
OTG Software, Inc.:

    We have audited the accompanying consolidated balance sheets of OTG Software, Inc. and subsidiary (the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended
December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OTG Software, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

McLean, Virginia
February 4, 2000

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1998       1999          2000
                                                              --------   --------   --------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    437   $  2,494      $ 67,818
  Accounts receivable, net of allowances for doubtful
    accounts and returns of $664, $803 and $1,134, at
    December 31, 1998 and 1999, and September 30, 2000
    (unaudited), respectively...............................     4,862      7,596        13,848
  Deferred income taxes.....................................        --         --         1,445
  Prepaid royalties and other current assets................       400        693         2,019
                                                              --------   --------      --------
    Total current assets....................................     5,699     10,783        85,130
Property and equipment, net.................................     1,010      1,444         3,360
Goodwill, net...............................................        --         --         2,655
Other intangibles, net......................................        --         --           699
Other assets, net...........................................       575        362           314
                                                              --------   --------      --------
      Total assets..........................................  $  7,284   $ 12,589      $ 92,158
                                                              ========   ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  1,092   $  1,509      $  2,020
  Accrued bonuses, compensation and benefits................     1,466      2,533         2,713
  Accrued interest..........................................       527      1,327            --
  Accrued liabilities.......................................       454      1,175         2,027
  Income taxes payable......................................        --         --         1,447
  Note payable to bank......................................     2,300      5,000            --
  Current portion of long-term debt.........................     1,437     13,803            46
  Subordinated notes payable--stockholders..................     1,969      1,969            --
  Deferred revenues--other..................................       574        400           542
  Deferred revenues--maintenance and licenses...............     2,000      3,050         4,120
                                                              --------   --------      --------
    Total current liabilities...............................    11,819     30,766        12,915
Long-term debt--net of current portion......................    16,341      3,529            53
Deferred income taxes.......................................        --         --           341
                                                              --------   --------      --------
      Total liabilities.....................................    28,160     34,295        13,309
                                                              --------   --------      --------
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; 5,000,000 shares
    authorized, none issued and outstanding.................        --         --            --
  Common stock, $.01 par value; 65,000,000 shares
    authorized; 16,314,682 shares issued and outstanding at
    December 31, 1998 and 1999, 25,833,664 shares issued and
    outstanding at September 30, 2000 (unaudited)...........       163        163           258
Additional paid-in capital..................................       899      4,081       102,448
Deferred compensation.......................................        --     (2,557)       (2,017)
Accumulated deficit.........................................   (20,961)   (22,416)      (20,819)
                                                              --------   --------      --------
  Total stockholders' equity (deficit) before stock
    subscriptions receivable................................   (19,899)   (20,729)       79,870
    Less: stock subscriptions receivable....................      (977)      (977)       (1,021)
                                                              --------   --------      --------
      Total stockholders' equity (deficit)..................   (20,876)   (21,706)       78,849
                                                              --------   --------      --------
          Total liabilities and stockholders' equity
            (deficit).......................................  $  7,284   $ 12,589      $ 92,158
                                                              ========   ========      ========

          See accompanying notes to consolidated financial statements.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                    NINE MONTHS ENDED
                                                                  YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                                              --------------------------------   -----------------------
                                                                1997       1998        1999         1999         2000
                                                              --------   --------   ----------   ----------   ----------
                                                                                                       (UNAUDITED)
Revenues:
  Software licenses.........................................  $ 8,543    $12,089       $18,208     $$12,605      $22,751
  Services..................................................    3,361      5,230         7,232        5,011        7,276
                                                              -------    -------    ----------   ----------   ----------
      Total revenues........................................   11,904     17,319        25,440       17,616       30,027
Cost of revenues:
  Software licenses.........................................      579        532         1,062          670        1,353
  Services..................................................    1,219      1,639         3,017        2,188        3,207
                                                              -------    -------    ----------   ----------   ----------
      Total cost of revenues................................    1,798      2,171         4,079        2,858        4,560
                                                              -------    -------    ----------   ----------   ----------
Gross profit................................................   10,106     15,148        21,361       14,758       25,467
Operating expenses:
  Research and development..................................    2,455      3,958         5,137        3,725        6,142
  Sales and marketing.......................................    5,313      8,986        11,487        7,959       12,691
  General and administrative................................    1,709      2,150         4,139        2,680        4,347
  Amortization of acquired intangible assets................       --         --            --           --          347
  Write-off of acquired in-process research and
    development.............................................       --         --            --           --          620
                                                              -------    -------    ----------   ----------   ----------
      Total operating expenses..............................    9,477     15,094        20,763       14,364       24,147
                                                              -------    -------    ----------   ----------   ----------
Income from operations......................................      629         54           598          394        1,320
Interest income (expense), net..............................     (162)    (1,261)       (2,053)      (1,519)       1,736
                                                              -------    -------    ----------   ----------   ----------
Income (loss) before income taxes...........................      467     (1,207)       (1,455)      (1,125)       3,056
Provision for income taxes..................................       --         --            --           --          343
                                                              -------    -------    ----------   ----------   ----------
Net income (loss)...........................................  $   467    $(1,207)      $(1,455)     $(1,125)      $2,713
                                                              =======    =======    ==========   ==========   ==========
Net income per share:.......................................
  Basic.....................................................                                                       $0.12
                                                                                                              ==========
  Diluted...................................................                                                       $0.10
                                                                                                              ==========
Weighted average shares outstanding:........................
  Basic.....................................................                                                  23,409,866
                                                                                                              ==========
  Diluted...................................................                                                  26,400,139
                                                                                                              ==========
Pro forma statement of operations data (unaudited):
  Income (loss) before income taxes, as reported............  $   467    $(1,207)      $(1,455)     $(1,125)     $ 3,056
  Pro forma income tax provision (benefit)..................       --         --            --           --          581
                                                              -------    -------    ----------   ----------   ----------
  Pro forma net income (loss)...............................  $   467    $(1,207)      $(1,455)     $(1,125)      $2,475
                                                              =======    =======    ==========   ==========   ==========
  Pro forma net income (loss) per share:
    Basic...................................................                           $ (0.07)     $ (0.05)     $  0.11
                                                                                    ==========   ==========   ==========
    Diluted.................................................                           $ (0.07)     $ (0.05)     $  0.09
                                                                                    ==========   ==========   ==========
  Pro forma weighted average shares
    outstanding:
    Basic...................................................                        20,560,398   20,560,398   23,409,866
                                                                                    ==========   ==========   ==========
    Diluted.................................................                        20,560,398   20,560,398   26,400,139
                                                                                    ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                   COMMON STOCK         ADDITIONAL                                    STOCK
                              -----------------------    PAID-IN-      DEFERRED     ACCUMULATED   SUBSCRIPTIONS
                                 SHARES       AMOUNT     CAPITAL     COMPENSATION     DEFICIT      RECEIVABLE      TOTAL
                              ------------   --------   ----------   ------------   -----------   -------------   --------
Balance, December 31,
  1996......................    25,938,352     $259      $     --      $    --       $ (2,825)       $    --      $ (2,566)
  Distribution to
    stockholders............            --       --            --           --           (600)            --          (600)
  Issuance of common
    stock...................       269,254        3           100           --             --           (103)           --
  Net income................            --       --            --           --            467             --           467
                              ------------     ----      --------      -------       --------        -------      --------
Balance, December 31,
  1997......................    26,207,606      262           100           --         (2,958)          (103)       (2,699)
  Distribution to
    stockholders............            --       --          (100)          --         (5,400)            --        (5,500)
  Redemption of shares......   (10,369,114)    (104)           --           --        (11,396)            --       (11,500)
  Issuance of common
    stock...................       476,190        5           869           --             --           (874)           --
  Issuance of warrants......            --       --            30           --             --             --            30
  Net loss..................            --       --            --           --         (1,207)            --        (1,207)
                              ------------     ----      --------      -------       --------        -------      --------
Balance, December 31,
  1998......................    16,314,682      163           899           --        (20,961)          (977)      (20,876)
  Deferred compensation for
    stock options granted...            --       --         2,886       (2,557)            --             --           329
  Distribution to
    stockholders............            --       --           (34)          --             --             --           (34)
  Compensation expense on
    related party stock
    transaction.............            --       --           330           --             --             --           330
  Net loss..................            --       --            --           --         (1,455)            --        (1,455)
                              ------------     ----      --------      -------       --------        -------      --------
Balance, December 31,
  1999......................    16,314,682      163         4,081       (2,557)       (22,416)          (977)      (21,706)
  Distribution to
    stockholders
    (unaudited).............            --       --            --           --         (1,160)            --        (1,160)
  Sale of common stock, net
    of direct costs of the
    offering (unaudited)....     5,000,000       50        86,985           --             --             --        87,035
  Conversion of long-term
    debt into common stock
    (unaudited).............     4,161,506       42         8,791           --             --             --         8,833
  Exercises of employee
    stock options
    (unaudited).............       194,643        2           373           --             --             --           375
  Stock compensation expense
    (unaudited).............            --       --            --          540             --             --           540
  Sale of common stock
    through employee stock
    purchase plan
    (unaudited).............         2,837       --            46           --             --             --            46
  Interest on stock
    subscription receivable
    (unaudited).............            --       --            --           --             44            (44)           --
  Acquisition of xVault.....       159,996        1         2,172           --             --             --         2,173
  Net income (unaudited)....            --       --            --           --          2,713             --         2,713
                              ------------     ----      --------      -------       --------        -------      --------
Balance, September 30, 2000
  (unaudited)...............    25,833,664     $258      $102,448      $(2,017)      $(20,819)       $(1,021)     $ 78,849
                              ============     ====      ========      =======       ========        =======      ========

          See accompanying notes to consolidated financial statements.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                           NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                                      ------------------------------   -------------------------
                                                        1997       1998       1999       1999             2000
                                                      --------   --------   --------   --------         --------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income (loss) for the period..................  $   467    $(1,207)   $(1,455)   $(1,125)         $ 2,713
    Adjustments to reconcile net income (loss) to
      net cash provided by (used in) operating
      activities:
        Write-off of acquired in-process research
          and development...........................       --         --         --         --              620
        Amortization of acquired intangible
          assets....................................       --         --         --         --              347
        Depreciation and amortization...............      109        389        611        521              743
        Stock compensation expense..................       --         30        659        150              540
        Provision for bad debts and returns.........      327        367        264        202              629
        Deferred income taxes.......................       --         --         --         --           (1,104)
        Change in assets and liabilities:
          Accounts receivable.......................   (1,943)    (2,015)    (2,998)    (1,238)          (6,881)
          Prepaid royalties and other assets........      (92)      (877)      (197)      (336)          (1,511)
          Accounts payable and accrued expenses.....    1,051      1,001      3,005      1,767            1,120
          Income taxes payable......................       --         --         --         --            1,447
          Deferred revenues.........................      977      1,044        876        584            1,212
                                                      -------    -------    -------    -------          -------
            Net cash provided by (used in) operating
              activities............................      896     (1,268)       765        525             (125)
Cash flows from investing activities:
  Acquisition of property and equipment.............     (654)      (667)      (928)      (685)          (2,553)
  Acquisition of xVault, net of cash acquired.......       --         --         --         --           (1,731)
                                                      -------    -------    -------    -------          -------
            Net cash used in investing activities...     (654)      (667)      (928)      (685)          (4,284)
Cash flows from financing activities:
  Net proceeds from initial public offering.........       --         --         --         --           87,035
  Proceeds from issuances of common stock...........       --         --         --         --              420
  Borrowings under note payable to bank.............    1,000         --      5,000      3,500               --
  Repayments on note payable to bank................       --         --     (2,300)    (2,300)          (5,000)
  Borrowings under long-term debt...................       --     12,136         --         --               31
  Repayments on long-term debt......................     (200)      (307)      (446)      (388)          (1,795)
  Proceeds from stockholders' notes.................      770      1,500         --         --               --
  Repayments of stockholders' notes.................       --       (555)        --         --           (9,798)
  Distributions to stockholders.....................     (600)    (5,500)       (34)        --           (1,160)
  Redemption of common stock........................     (400)    (6,000)        --         --               --
                                                      -------    -------    -------    -------          -------
            Net cash provided by financing
              activities............................      570      1,274      2,220        812           69,733
                                                      -------    -------    -------    -------          -------
Net increase (decrease) in cash and cash
  equivalents.......................................      812       (661)     2,057        652           65,324
Cash and cash equivalents at beginning of period....      286      1,098        437        437            2,494
                                                      -------    -------    -------    -------          -------
Cash and cash equivalents at end of period..........  $ 1,098    $   437    $ 2,494    $ 1,089          $67,818
                                                      =======    =======    =======    =======          =======
Supplemental disclosure of cash flow information:
  Interest paid.....................................  $   168    $   738    $ 1,118    $   847          $   682
Non-cash investing and financing activities:
  Common stock issued for notes receivable..........  $   103    $   874    $    --    $    --          $    --
  Common stock redeemed for notes payable...........  $    --    $ 5,500    $    --    $    --          $    --
  Issuance of common stock related to the April 2000
    acquisition of xVault...........................  $    --    $    --    $    --    $    --          $ 2,173
  Conversion of all outstanding convertible
    subordinated notes payable (including related
    accrued interest) into 4,161,506 shares of
    common stock in March 2000......................  $    --    $    --    $    --    $    --          $ 8,833

          See accompanying notes to consolidated financial statements.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

    The Company (as defined below) is engaged in the development, production, sale, maintenance and licensing of data storage and document management software products designed for managing information and enhancing enterprise productivity. The Company is headquartered in Bethesda, Maryland and sells its products primarily through distributors and resellers in the domestic and international markets. The Company operates in a highly competitive environment subject to rapid technological change and the emergence of new technology. Rapid changes in technology could have an adverse financial impact on the Company. The Company has historically been dependent on its principal stockholder for working capital funding.

(b) PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of OTG Software, Inc. ("OTG Software") and OTG Sales, Inc. ("OTG Sales"). OTG Software and OTG Sales are collectively referred to as the "Company." OTG Software develops, produces, maintains and licenses the software. OTG Sales, provides sales, marketing support and services. Prior to December 30, 1999, OTG Sales was under common control and majority stock ownership with OTG Software. On December 30, 1999, in connection with the Company's planned initial public offering ("IPO"), the stock of OTG Sales was contributed to OTG Software for no consideration. The combination has been accounted for at historical cost. The accompanying financial statements have been retroactively restated to give effect to the consolidation as if it had occurred prior to January 1, 1997.

    All significant intercompany balances and transactions have been eliminated in consolidation.

(c) REVENUE RECOGNITION

    Revenues are generated from licensing software and providing services, including maintenance and technical support, training and consulting.

    In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition. Subsequently, in March 1998 and December 1998, the AICPA issued SOP 98-4 and SOP 98-9, respectively, which defer until the Company's fiscal year beginning January 1, 2000, the application of several paragraphs and examples in SOP 97-2 that limit the definition of vendor specific objective evidence ("VSOE") for determining fair value of various elements in a multiple element arrangement. The provisions of SOP 97-2 have been applied to transactions entered into beginning January 1, 1998. Prior to 1998, the Company's revenue recognition policy was in accordance with the preceding authoritative guidance provided by SOP No. 91-1, Software Revenue Recognition. The adoption of SOP 97-2 did not have a material impact on the Company's financial statements. Further, management of the Company does not believe that the adoption of the remaining portions of SOP 97-2, which were deferred by SOP 98-4 and SOP 98-9, will have a material impact on the Company's financial statements.

    Software license revenues consist of fees for licenses of the Company's software products. The Company sells its software products primarily through distributors and resellers. In some cases, the Company provides extended payment terms to certain distributors and resellers. For arrangements in which payment terms are within six months, the Company recognizes the revenue when the agreement is signed, the arrangement fee is fixed and determinable, delivery of the software has occurred, and collectibility of the fee is considered probable. For arrangements in which payment terms extend

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) beyond six months, the Company recognizes revenue when payment by the customer is made or becomes due, if all other revenue recognition criteria have been met.

    Services revenues consist of maintenance and technical support, training and consulting. Revenues from maintenance and technical support, which consists of unspecified when-and-if-available product updates and customer telephone support services, are recognized ratably over the term of the service period. Other services revenues are recognized as the related services are being provided.

(d) COST OF REVENUES

    The cost of software license revenues consists primarily of royalties, media, manuals and distribution costs. The cost of services revenues consists primarily of personnel-related costs.

(e) SOFTWARE DEVELOPMENT COSTS

    Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To date, the period between achieving technological feasibility and the general availability of such software has been short; therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to research and development expense. Research and development costs are expensed as incurred.

(f) PROPERTY AND EQUIPMENT

    Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, on a straight-line basis. The estimated service lives used in determining depreciation are three years for computer hardware and software, and seven years for furniture and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset, generally four years, or the lease term.

    Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized. Upon retirement or sale, the cost and related accumulated depreciation of the disposed assets are removed and any resulting gain or loss is credited or charged to operations.

(g) RECOVERY OF LONG-LIVED ASSETS

    The Company's policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recognizes an impairment loss when the sum of the expected future cash flows is less than the carrying amount of the asset. The measurement of the impairment losses to be recognized is based upon the difference between the fair value and the carrying amount of the assets.

(h) INCOME TAXES

    OTG Software and OTG Sales each have elected to be treated as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for federal and state income taxes on the Company's taxable income.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(i) CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The carrying values of cash equivalents approximate fair values. Cash equivalents include overnight repurchase agreements.

(j) ADVERTISING COSTS

    Advertising costs are expensed as incurred. Total advertising expense was $584,000, $378,000 and $522,000, respectively, for the years ended December 31, 1997, 1998, and 1999.

(k) CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to credit risk include accounts receivable and cash balances with financial institutions. The Company extends credit to its customers on an unsecured basis in the normal course of business and maintains an allowance for potential losses when identified. Included in accounts receivable at December 31, 1999 is approximately $1,626,000 due from two customers under arrangements with extended payment terms. The amounts under these arrangements are all due within six months from December 31, 1999. There were no significant amounts with extended payment terms due at December 31, 1998.

    Cash balances in financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances at December 31, 1998 and 1999 were $337,000 and $2,294,000, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(l) ESTIMATES

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) PRO FORMA STATEMENT OF OPERATIONS AND NET INCOME (LOSS) PER SHARE
    (UNAUDITED)

    In connection with the Company's planned initial public offering of common stock, the Company intends to convert to an entity subject to tax as a regular corporation under the Internal Revenue Code. Accordingly, the accompanying pro forma statement of operations data has been prepared as if the Company were treated as an entity subject to tax as a regular corporation for federal and state income tax purposes from January 1, 1997.

    The Company computes net income (loss) per share in accordance with SFAS
No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin ("SAB")
No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, pro forma basic net income (loss) per share is computed by dividing the pro forma net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Pro forma diluted net income
(loss) per share is computed by dividing the pro forma net income (loss) for the period by the weighted average number of common and dilutive common stock equivalent shares outstanding during the period. The pro forma weighted average shares outstanding includes 84,210 shares, at the offering price of $19.00 per share,

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) representing the number of shares whose proceeds would be necessary to cover the $1,600,000 distribution to be paid at the closing of the initial public offering, reflecting estimated S corporation tax liabilities of existing shareholders, as well as 4,161,506 shares issuable upon the conversion of convertible debt upon the closing of the initial public offering.

    Certain stock options and warrants outstanding were not included in the pro forma diluted net income (loss) per share as such amounts would be anti-dilutive.

(n) STOCK SPLIT

    On January 18, 2000, the Board of Directors of the Company approved a 2-for-1 stock split of the Company's common stock. All share, per share and conversion amounts relating to common stock, stock options and stock purchase warrants included in the accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split.

(o) STOCK-BASED COMPENSATION

    The Company accounts for equity-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. All equity-based awards to non-employees are accounted for at their fair value in accordance with SFAS
No. 123.

(p) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximates the fair values due to the short-term nature of these instruments. The carrying value of the convertible subordinated debt and the senior subordinated debt approximate fair value based on borrowing rates currently available for financial instruments with similar characteristics and maturities. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(q) RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.

    In December 1999, the Securities and Exchange Commission ("SEC") issued SAB No. 101-Revenue Recognition in Financial Statements. This SAB expresses the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Registrants can apply the accounting and disclosure requirements of this SAB retrospectively, or may report a change in accounting principle no later than the first fiscal quarter of the fiscal year beginning after

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) December 15, 1999. The Company does not expect the application of this SAB to have a material impact on the Company's financial statements.

(r) SEGMENT INFORMATION

    The Company operates under one business segment providing data storage management and data access solutions products and services. The Company's revenues from foreign countries represent approximately 6% of total revenues for the years ended December 31, 1997, 1998 and 1999.

(s) UNAUDITED INTERIM FINANCIAL INFORMATION

    The unaudited interim financial information as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of such periods. The operating results for any interim period are not necessarily indicative of results for any future periods.

NOTE 2--COMMON STOCK

    The Company is incorporated in the State of Delaware and has the authority to issue 20,000,000 shares of common stock with a par value of $.01.

    In December 1998, the Company issued a warrant to purchase 30,000 shares of the Company's common stock at $1.84 per share to the estate of a former employee. The warrant is exercisable for a period of five years. In accordance with SFAS No. 123, the Company has recorded compensation expense during 1998 of $30,000 for the estimated fair value of the warrant.

NOTE 3--PROPERTY AND EQUIPMENT

    Property and equipment consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Computer software...........................................   $  199     $  336
Computer hardware...........................................      885      1,406
Furniture, fixtures and office equipment....................      426        625
Leasehold improvements......................................      105        176
                                                               ------     ------
                                                                1,615      2,543
Less accumulated depreciation and amortization..............     (605)    (1,099)
                                                               ------     ------
Property and equipment, net.................................   $1,010     $1,444
                                                               ======     ======

NOTE 4--NOTES RECEIVABLE

    Other assets at December 31, 1998 and 1999 include a $49,142 demand note receivable from a former employee. The note bears interest at 10%.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 4--NOTES RECEIVABLE (CONTINUED)

    The Company had stock subscription notes receivable at December 31, 1998 and 1999 in the amount of approximately $977,000 from certain employees of the Company with interest rates ranging from 5% to 8%. The notes were issued in connection with the issuance of 745,444 shares of the Company's common stock. Approximately 476,190 of the shares were issued in connection with a restricted stock purchase under the Company's 1998 Stock Incentive Plan (the "Stock Plan"). Approximately $103,000 of the notes are due in January 2002, and approximately $874,000 are due in October 2004. The Company has full recourse against the employees to collect these notes. These notes receivable are recorded as an offset to equity ins the accompanying consolidated balance sheets. The Company has not accrued interest on the notes.

NOTE 5--DEMAND NOTE PAYABLE--BANK

    At December 31, 1998, the Company had a bank demand note payable of $2,300,000. The note required only interest payments at the bank's prime rate plus 0.5% (9% at December 31, 1998) through March 31, 1999. The loan was collateralized by a security interest in all of the Company's assets and was further collateralized by the pledge of certain assets of the Company's principal stockholders. The note required the Company to comply with certain financial covenants, including limits on debt and maintaining tangible net worth, as defined. The Company was in violation of certain covenants at December 31, 1998 and had received waivers from the bank for such violations. Subsequent to December 31, 1998, this agreement was replaced with a new financing agreement.

    In July 1999, the Company entered into a revolving line of credit agreement which replaced the bank demand note payable at December 31, 1998. The new agreement provides for borrowings up to $5,000,000 based on eligible accounts receivable, as defined in the agreement, and expires in July 2000. Interest only payments are due monthly at the bank's prime rate plus 0.5% (9% at December 31, 1999). This line is collateralized by substantially all of the Company's assets, and requires the Company to comply with certain financial covenants as defined by the agreement. The Company was in violation of certain covenants at December 31, 1999, and has received waivers from the bank for such violations.

    As a condition to entering into the revolving line of credit agreement, the lender required the principal stockholder of the Company to enter into an escrow agreement as security for payments to be made by the Company under a note issued to a former stockholder.

NOTE 6--LONG-TERM DEBT

    At December 31, 1998, the Company was obligated under a severance agreement with a former employee in the amount of $250,000. This obligation was paid in January 1999.

    On June 9, 1998, the Company purchased from a former stockholder all of his shares for $11,500,000. The Company paid $6,000,000 in cash and issued a note to the former stockholder with a face value of $5,500,000 and a 10% rate of interest. The Company recorded the note at its face value which approximated the fair value at the date of issuance. The note calls for monthly payments of principal and interest of $60,000 through December 15, 1999, a principal payment of $1,000,000 on January 15, 2000, and monthly payments of principal and interest of $100,000 thereafter, until the balance is paid. The note is due in full 60 days after an IPO of the Company's common stock. The Company recorded this transaction as the re-purchase and retirement of treasury stock.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 6--LONG-TERM DEBT (CONTINUED)
    On June 9, 1998, the Company borrowed $12,000,000 by issuing notes to fund payments required under the stock re-purchase as described above, fund distributions to other stockholders, and to provide working capital to the Company. The notes are made up of convertible subordinated notes amounting to $7,636,364 and senior subordinated notes amounting to $4,363,636, as described below. The notes and the payment of the principal and interest thereon are subordinate to and subject to prior payment of any bank indebtedness and the indebtedness to the former stockholder.

    The convertible subordinated notes, which are held by three noteholders, and accrued interest thereon are due December 9, 2000. The notes bear interest at 8% to June 9, 1999, 10% from June 9, 1999 to June 9, 2000 and 12% from June 9, 2000 to maturity. Principal and interest not paid in full at maturity shall accrue interest at 14% increasing two percentage points each June 9 thereafter, until paid in full or converted into common stock. At any time on or before June 9, 1999, upon the occurrence of certain events as defined in the agreement, including the sale of the Company or breach of certain covenants, and upon the request of the holders of at least 51% of the notes, the principal amount of the notes shall be converted into common stock of the Company. At any time after June 9, 1999, upon request of the holders of at least 51% of the notes, the principal amount of the notes shall be converted into common stock of the Company. Further, the principal amount of the notes shall be automatically converted into common stock of the Company in the event of an offer and sale by the Company of common stock to the public at a price not less than the price per share that results from a valuation of the Company of $100,000,000 and which results in aggregate net proceeds to the Company of not less than $20,000,000. The notes are convertible into common stock of the Company at $1.835 per share, subject to anti-dilution provisions. Upon the conversion of the principal amount of the notes, the Company shall not be required to pay any accrued but unpaid interest on the amount converted. The notes cannot be prepaid, in whole or in part, without prior written consent of the noteholders.

    The senior subordinated notes, which are also held by three noteholders, and accrued interest thereon are due on December 9, 2000. Interest is paid quarterly on these notes which bear interest at 8% to June 9, 1999, 10% from June 9, 1999 to June 9, 2000 and 12% from June 9, 2000 to maturity. Principal and interest not paid in full at maturity shall accrue interest at 14% increasing two percentage points each June 9 thereafter, until paid in full. These notes may be prepaid at any time without penalty.

    The convertible subordinated and senior subordinated notes are secured by a pledge of shares of common stock of the Company owned by the principal stockholder of the Company. The convertible subordinated and senior subordinated note agreements contain restrictive covenants, which may accelerate the due date of the notes. The Company was not in compliance with certain of these covenants at December 31, 1998 and 1999. However, in connection with the revolving line of credit agreement entered into by the Company in July 1999 (see Note 5), the holders of the convertible subordinated and senior subordinated notes entered into "standstill agreements", which prohibit the holders from commencing any action against the Company to enforce collection of the notes until 180 calender days after the bank accelerates the bank indebtedness. As a result, at December
 31, 1998, the Company has classified the amounts as long-term obligations in the accompanying consolidated balance sheet.

    In accordance with EITF 86-15, "Increasing Rate Debt", the Company is recognizing the interest related to the convertible subordinated and senior subordinated notes using the effective interest

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 6--LONG-TERM DEBT (CONTINUED)
method over the period it is estimated that the notes will be outstanding. It is reasonably possible that this estimate could change.

    Annual maturities of long-term debt as of December 31, 1999 are as follows (in thousands):

YEAR                                                           AMOUNT
----                                                          --------
2000........................................................  $13,803
2001........................................................      938
2002........................................................    1,007
2003........................................................    1,091
2004........................................................      493
Thereafter..................................................       --
                                                              -------
                                                              $17,332
                                                              =======

NOTE 7--SUBORDINATED NOTES PAYABLE--STOCKHOLDERS

    The Company is party to revolving unsecured demand loan agreements with its principal stockholder. Interest is due monthly at a rate of 8% per annum. In connection with the Company's issuance of convertible subordinated and senior subordinated notes (see Note 6), the stockholder has agreed that payment of these notes is restricted until payment or conversion of the convertible subordinated and senior subordinated notes.

NOTE 8--EMPLOYEE BENEFIT PLANS

    RETIREMENT PLANS

    The Company has a 401(k) Retirement Plan (the "Plan") covering substantially all its employees. Participants in the Plan may elect to defer up to 15% of their compensation. The Company may make a discretionary matching contribution; the Company elected not to make a contribution in 1997. In 1998, the Company began to match 25% of employee contributions up to 6% of compensation. The amount recorded as expense for the years ended December 31, 1998 and 1999 was $60,000 and $114,000, respectively.

    The Company has a 419 Benefit Plan covering senior executives, contributions to which are discretionary. The Company made no contributions to the plan in 1997, 1998, or 1999.

    STOCK OPTION PLAN

    During 1998, the Board of Directors adopted the Stock Plan. The Company has reserved up to 4,529,412 shares for issuance under the Stock Plan. All of the Company's employees, officers, directors, consultants and advisors are eligible to be granted options under the Stock Plan. Awards granted to any employee are limited to 500,000 shares per calendar year. The exercise price and duration of the option are determined by the Board at the date of grant. The options generally vest ratably over a period of 4 years, and generally expire in 10 years. During 1998 and 1999, all options were granted to employees and directors of the Company.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 8--EMPLOYEE BENEFIT PLANS (CONTINUED)
    The following table summarizes option activity for the year ended December 31, 1998 and 1999:

                                                                       WEIGHTED
                                                                       AVERAGE
                                                                       EXERCISE
                                                            SHARES      PRICE
                                                           ---------   --------
Options outstanding at January 1, 1998...................         --    $  --
Options granted..........................................  2,970,520     1.84
Options exercised........................................         --       --
Options forfeited/expired................................    (94,000)    1.84
                                                           ---------
Options outstanding at December 31, 1998.................  2,876,520     1.84
Options granted..........................................  1,024,900     3.14
Options exercised........................................         --       --
Options forfeited/expired................................   (442,314)    1.91
                                                           ---------
Options outstanding at December 31, 1999.................  3,459,106     2.65
                                                           =========

    Under the Stock Plan, an additional 476,190 shares of restricted stock were issued in December 1998 at a per share price of $1.84.

    At December 31, 1998, all options granted had an exercise price of $1.84. At December 31, 1999, the range of exercise prices was $1.84 to $12.64. At
December 31, 1998 and 1999, the weighted average remaining contractual life of the outstanding options was 9.8 and 9 years, respectively, and the number of options exercisable was 10,000 and 549,092, respectively. There were 176,702 and 594,116 options available for grant at December 31, 1998 and 1999, respectively.

    The per share weighted average fair value of the options granted during 1998 and 1999 were $0.29, and $7.06, respectively. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model with the following weighted average assumptions:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Average dividend yield......................................      --         --
Expected life in years......................................       4          4
Risk free interest rate.....................................    4.25%      5.38%
Expected volatility.........................................      --         --

    The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. As a result, no compensation expense was recorded for the options granted during 1998. The Company recorded deferred compensation expense of approximately $2,886,000 relating to options to purchase 1,024,900 shares granted in 1999 equal to the difference between the fair market value of the Company's common stock on the grant date and the exercise price of the options. The expense will be recognized ratably over the vesting period of the options, which is generally four years. The Company recorded a $329,000 expense associated with the options granted during 1999 which is included as compensation expense in the accompanying consolidated statements of operations.

    SFAS No. 123 requires pro forma net income (loss) disclosures as if the Company had accounted for its stock options granted under the fair value method prescribed by that statement. Had the

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 8--EMPLOYEE BENEFIT PLANS (CONTINUED)
Company used the fair value methodology for determining compensation expense, the following table presents the pro forma net income (loss) that would have been recorded by the Company for the options granted during 1998 and 1999:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Net income:
  As reported.............................................  $(1,207)   $(1,455)
  Pro forma...............................................  $(1,256)   $(1,989)
Net income per share--basic and diluted:
  As reported.............................................             $ (0.07)
  Pro forma...............................................             $ (0.10)

    The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

NOTE 9--OPERATING LEASES

    The Company leases its facilities and certain office equipment under non-cancelable operating leases. Future minimum lease payments under non-cancelable operating leases approximate the following:

YEAR                                                              AMOUNT
----                                                          --------------
                                                              (IN THOUSANDS)
2000........................................................       $844
2001........................................................        852
2002........................................................        660
2003........................................................         34

    Rent expense of approximately $335,000, $540,000 and $743,000 was charged to operations for 1997, 1998 and 1999, respectively.

NOTE 10--RELATED PARTY TRANSACTIONS

    Interest expense on the notes payable to the principal stockholder approximated $25,000, $88,000 and $158,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    During October 1999, the principal stockholder of the Company sold 40,000 shares of the Company's common stock to an employee of the Company for $2.75 per share. The Company has recorded compensation expense of approximately $330,000 in the accompanying 1999 statement of operations, reflecting the difference between the purchase price and the estimated fair value of the common stock at the time of the purchase.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 11--COMMITMENTS AND CONTINGENCIES

    The Company has employment contracts with certain officers, directors, and employees. The Company also has bonus agreements with certain employees based upon net income, as defined in the agreements.

    If the Company consummates an IPO (as defined), the Company is obligated to pay a former employee bonus compensation of $300,000, less any amounts then due and outstanding to the Company.

    The Company is obligated to make payments in the amount of $80,000 per year for the years 2000 through 2003 to the estate of a former employee. The payments are contingent upon the Company meeting certain financial targets and other criteria as defined in the agreement.

NOTE 12--SUBSEQUENT EVENTS

    On January 18, 2000, the board of directors of the Company authorized the adoption of the 2000 Stock Incentive Plan (the "2000 stock plan") and the 2000 Employee Stock Purchase Plan (the "purchase plan"). Under the 2000 stock plan, 1,000,000 shares of common stock were reserved for issuance. The 2000 stock plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, and other stock-based awards. Subsequent to January 18, 2000, no additional stock options will be granted under the Stock Plan. The purchase plan authorizes the issuance of up to 600,000 shares of common stock to participating employees. Eligible employees are authorized to purchase common stock using up to 10% of the employee's base pay at a purchase price equal to 85% of the average market price, as defined in the purchase plan.

    Additionally, on January 18, 2000 the board of directors approved an increase in the authorized number of common stock to 65,000,000, and authorized 5,000,000 shares of preferred stock with a par value of $.01.

NOTE 13--UNAUDITED INTERIM FINANCIAL INFORMATION

(a) INITIAL PUBLIC OFFERING

    On March 10, 2000, the Company issued 5,000,000 shares of common stock, $0.01 par value (common stock), in an initial public offering. The transaction generated net proceeds to the Company of $87.0 million after direct costs of the offering. A portion of the net proceeds of the IPO was used to repay all outstanding balances under the Company's commercial credit facility
($5.0 million), its senior subordinated notes ($4.5 million) and certain obligations to stockholders and other related parties ($8.7 million). In conjunction with the IPO, all of the Company's outstanding convertible subordinated notes and accrued interest aggregating approximately $8.8 million were converted into 4,161,506 shares of common stock.

    In addition, in conjunction with the IPO, the Company is no longer an S corporation. The Company recognizes income taxes using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 13--UNAUDITED INTERIM FINANCIAL INFORMATION (CONTINUED)
(b) ACQUISITION OF XVAULT, INC.

    On April 25, 2000, the Company acquired xVault, Inc. ("xVault") by means of a reverse triangular merger for consideration consisting of a cash payment of $1.75 million and 159,996 shares of the Company's common stock. xVault is a provider of e-mail solutions to government, business and industry. xVault's products provide organizations with tools to enforce e-mail policies, increase employee productivity, comply with statutory and regulatory mandates and secure electronic data against loss or espionage. xVault has since been renamed "OTG E-Mail Corp."

    The cash component of the acquisition price was available to the Company from cash on hand. The value of the common stock component of the consideration was determined to be $2.2 million based on an analysis prepared by a third-party appraiser. The common stock component of the consideration includes certain restrictions on sale of these shares. The acquisition was accounted for using the "purchase method" and, accordingly, activity related to the former xVault entity is included in the Company's consolidated financial statements beginning April 26, 2000.

    The Company acquired net liabilities from xVault of approximately $72,000 and incurred direct costs associated with the acquisition of approximately $325,000, including the elimination of a deposit related to an OEM agreement entered into with xVault in early 2000. During the nine months ended
September 30, 2000, the Company recorded goodwill of approximately $2.9 million and other intangibles totaling approximately $0.8 million resulting from the acquisition. The other intangibles include developed technology, assembled workforce and acquired customer base. The goodwill is being amortized over 5 years and the other intangibles are being amortized over lives ranging from 3 to 4 years. In addition, the Company recognized a one-time write-off of $620,000 during the nine months ended September 30, 2000 related to in-process research and development resulting from the acquisition. In-process research and development reflects the portion of the cost of acquisition representing technology that did not meet the accounting definition of "completed technology." As such, under generally accepted accounting principles, the amount allocated to in-process research and development is required to be immediately charged against earnings. The assessment of in-process research and development involved analyzing the discounted cash flows associated with each of the technologies that were under development at the time of the acquisition, including estimated cash flows from successful completion and cash flows necessary to complete each project. The resulting cash flows are adjusted for certain risks before being discounted to present value. Risks taken into consideration include estimates of market size, timing of completion, product pricing and competitive factors for each of the acquired technologies. The discount rate used reflects xVault's estimated weighted average cost of capital. The acquired technologies were in various stages of completion ranging from 13% to 43% of completion, with estimated completion dates no later than 2001. A third-party appraiser was used to determine the fair value of the assets (including goodwill and other intangible assets) and liabilities acquired from xVault as well as the amount of acquired in-process research and development. The amounts recorded by the Company in its consolidated financial statements related to the acquisition of xVault, including the write-off of in-process research and development, are subject to further study and analysis.

    The following pro forma financial information was prepared as if the acquisition occurred on January 12, 1999 (the date of xVault's inception). This information excludes the one-time write-off of in-process research and development discussed above. In the opinion of the Company's management, all adjustments necessary to present fairly such information have been made based on the terms and

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 13--UNAUDITED INTERIM FINANCIAL INFORMATION (CONTINUED) structure of the transaction. The following information is presented for illustrative purposes only and does not necessarily represent the financial results that would have resulted had the acquisition actually occurred on the date indicated nor are the results indicative of the future results of operations or financial condition of the Company on a consolidated basis. In addition, this information is based upon certain assumptions, including fair values of the assets acquired and the liabilities assumed from xVault as part of the acquisition which are subject to further study and analysis.

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                            -------------------
                                                              2000       1999
                                                            --------   --------
Revenues..................................................  $30,133    $17,665
Operating income (loss)...................................  $   996    $  (851)
Net income (loss).........................................  $ 2,489    $(2,370)

Net income (loss) per share--basic........................  $  0.09    $ (0.14)
Net income (loss) per share--diluted......................  $  0.08    $ (0.14)

(c) LEASE COMMITMENT

    In June 2000, the Company entered into a lease commitment for a portion of an office building currently being constructed in Rockville, Maryland. The payments due under the ten-year arrangement total approximately $39 million, based on current cost estimates and excluding renewal options. The lease provides for payments of approximately $271,000 per month during the first year of the agreement escalating to approximately $362,000 per month in the last year of the agreement. The Company expects to occupy the new building, which will serve as the Company's new headquarters, in 2001.

    In August 2000, the Company established a standby letter of credit at PNC Bank naming the lessor of the Company's new headquarters building as beneficiary. The letter of credit was issued in lieu of the Company making a cash payment to the lessor for the security deposit. The letter of credit, which expires on August 4, 2001, is for $2.8 million and is collateralized by U.S. Treasury Bills.

(d) NET INCOME PER SHARE

    The table below presents the computation of basic and diluted net income per share (in thousands, except per share amounts).

                                                              NINE MONTHS ENDED
                                                              SEPTEMBER 30, 2000
                                                              ------------------
Net income:
  Net income (basic and diluted)............................       $ 2,713
                                                                   =======
Shares of common stock:
  Weighted average shares outstanding (basic)...............        23,410
                                                                   =======
  Incremental shares related to:
    Outstanding stock options...............................         2,962
    Outstanding warrants....................................            27
    Shares purchased by employees under Employee Stock
      Purchase Plan.........................................             1
                                                                   -------
  Weighted average shares outstanding (diluted).............        26,400
                                                                   =======
Net income per share--basic.................................       $  0.12
                                                                   =======
Net income per share--diluted...............................       $  0.10
                                                                   =======

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

NOTE 13--UNAUDITED INTERIM FINANCIAL INFORMATION (CONTINUED)
    Certain convertible debt securities were not included in the computation of diluted net income per share as such amounts would be anti-dilutive.

(e) RELATED PARTY TRANSACTIONS

    In March 2000, subsequent to the IPO, the Company made payments totaling $1.2 million to certain current and former stockholders representing reimbursement of income taxes paid by these stockholders when the Company was treated as a Subchapter S corporation for income tax purposes. In addition, the Company retired all of its outstanding senior subordinated notes and accrued interest aggregating approximately $4.5 million held by certain stockholders.

    Pursuant to an agreement with the Company's principal stockholder, the Company repaid promissory notes with an aggregate principal amount of $3.0 million in March 2000.

    In January 2000, the Company made a principal payment of $1.0 million on a note payable to a former stockholder. In March 2000, the Company retired the note with a final payment of $4.2 million.

    In March 2000, the Company made a bonus compensation payment to a former employee in the amount of $250,000. The payment was contingent on the Company consummating the IPO.

(f) SEGMENT INFORMATION AND RELATED DISCLOSURES

    The Company operations consist of one business segment providing data storage management and data access solutions products and services. For the nine months ended September 30, 1999 and 2000, the Company's revenues from foreign countries represented 6% and 11%, respectively, of total revenues. One sale (software licenses) recognized in the second quarter of 2000 represented 34% of the international revenues for the first nine months of 2000.

(g) NEW ACCOUNTING PRONOUNCEMENTS

    In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation." FIN 44 is an interpretation of Accounting Principal Board's Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Among other matters, FIN 44 clarifies the application of APB 25 regarding the definition of employee for purposes of applying APB 25, the criteria for determining whether a plan qualifies as noncompensatory and the accounting consequences of modifications to the terms of a previously issued stock options or similar awards. The Company adopted the provisions of FIN 44 in the third quarter of 2000. The adoption of FIN 44 did not have a material impact on the Company's financial condition or results of operations.

    On January 1, 2000, the Company adopted the provisions of SOP 98-9, an amendment to SOP 97-2. The adoption of these accounting policies did not have a material impact on the Company's financial condition or results of operations.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
xVault, Inc.:

    We have audited the accompanying balance sheet of xVault, Inc. (the Company) as of December 31, 1999, and the related statement of operations, stockholders' deficit, and cash flows for the period from January 12, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of xVault, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period from January 12, 1999 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

                                          KPMG LLP

McLean, Virginia
June 2, 2000

                                  XVAULT, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1999

ASSETS
Current assets:
  Cash and cash equivalents.................................  $    45,195
  Certificate of deposit....................................       53,820
  Prepaid expenses..........................................        9,750
                                                              -----------
      Total current assets..................................      108,765
Property and equipment, net.................................       69,182
                                                              -----------
      Total assets..........................................  $   177,947
                                                              ===========
LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS'
  DEFICIT
Current liabilities:
  Accounts payable..........................................  $    75,965
  Accrued compensation......................................       13,000
  Deferred revenue..........................................       18,596
                                                              -----------
      Total current liabilities.............................      107,561
Redeemable common stock, $0.01 par value; 1,552,972 shares
  issued and outstanding; redeemable at approximately $0.32
  per share.................................................      318,359
Stockholders' deficit:
  Common stock, $0.01 par value; 15,000,000 shares
    authorized, 8,000,160 shares issued and outstanding.....       80,002
  Additional paid-in capital................................      714,438
  Accumulated deficit.......................................   (1,042,413)
                                                              -----------
      Total stockholders' deficit...........................     (247,973)
                                                              -----------
Commitments and contingencies (notes 5 and 6)
      Total liabilities, redeemable common stock and
        stockholders' deficit...............................  $   177,947
                                                              ===========

                See accompanying notes to financial statements.

                                  XVAULT, INC.

                            STATEMENT OF OPERATIONS

         PERIOD FROM JANUARY 12, 1999 (INCEPTION) TO DECEMBER 31, 1999

Revenue--software sales.....................................  $    82,258
Cost of revenue.............................................      (83,640)
                                                              -----------
  Gross loss................................................       (1,382)
Operating expenses:
  Sales and marketing.......................................     (343,802)
  Research and development..................................     (567,613)
  General and administrative................................     (130,697)
                                                              -----------
      Total operating expenses..............................   (1,042,112)
                                                              -----------
Loss from operations........................................   (1,043,494)
Interest income.............................................        1,081
                                                              -----------
Net loss....................................................  $(1,042,413)
                                                              ===========

                See accompanying notes to financial statements.

                                  XVAULT, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT

         PERIOD FROM JANUARY 12, 1999 (INCEPTION) TO DECEMBER 31, 1999

                                            COMMON STOCK       ADDITIONAL
                                        --------------------    PAID-IN     ACCUMULATED
                                         SHARES      AMOUNT     CAPITAL       DEFICIT        TOTAL
                                        ---------   --------   ----------   -----------   -----------
Balance at January 12, 1999
  (inception).........................         --   $    --     $     --    $        --   $        --
Issuance of 6,496,800 shares of common
  stock for assets contributed and
  services provided...................  6,496,800    64,968      397,756             --       462,724
Issuance of 1,503,360 shares of common
  stock for cash......................  1,503,360    15,034      135,041             --       150,075
Issuance of warrant to purchase
  1,827,023 shares of common stock....         --        --      181,641             --       181,641
Net loss..............................         --        --           --     (1,042,413)   (1,042,413)
                                        ---------   -------     --------    -----------   -----------
Balance at December 31, 1999..........  8,000,160   $80,002     $714,438    $(1,042,413)  $  (247,973)
                                        =========   =======     ========    ===========   ===========

                See accompanying notes to financial statements.

                                  XVAULT, INC.

                            STATEMENT OF CASH FLOWS

         PERIOD FROM JANUARY 12, 1999 (INCEPTION) TO DECEMBER 31, 1999

Cash flows from operations:
  Net loss..................................................  $(1,042,413)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................       18,095
    Expenses paid by stockholders...........................      394,470
    Changes in operating assets and liabilities:
      Prepaid expenses......................................       (9,750)
      Accounts payable......................................       75,965
      Accrued compensation..................................       13,000
      Deferred revenues.....................................       18,596
                                                              -----------
          Net cash used in operating activities.............     (532,037)
Cash flows used in investing activities:
  Purchase of property and equipment........................      (19,023)
  Purchase of certificate of deposit........................      (53,820)
                                                              -----------
          Net cash used in investing activities.............      (72,843)
Cash flows used in financing activities:
  Proceeds from issuance of common stock....................      650,075
                                                              -----------
          Net increase in cash and cash equivalents.........       45,195
Cash and cash equivalents at beginning of year..............           --
                                                              -----------
Cash and cash equivalents at end of year....................  $    45,195
                                                              -----------
Supplemental disclosure of cash flows information:
  Interest paid.............................................  $        --
                                                              ===========
  Income taxes paid.........................................  $        --
                                                              ===========

                See accompanying notes to financial statements.

                                  XVAULT, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) BUSINESS AND PRINCIPLES OF CONSOLIDATION

       xVault, Inc. ("the Company") began operations and was incorporated on January 12, 1999 and is engaged in the development, production, sale, maintenance and licensing of software products designed to store and manage electronic data. The Company is headquartered in Reston, Virginia and sells its products primarily through distributors and resellers in the domestic and international markets. The Company operates in a highly competitive environment subject to rapid technological change and the emergence of new technology. Rapid changes in technology could have an adverse impact on the Company's results of operations and financial condition.

    (B) REVENUE RECOGNITION

       Revenues are generated from software sales and providing services, maintenance and technical support, training and installation.

       In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, SOFTWARE REVENUE RECOGNITION. Subsequently, in March 1998 and December 1998, the AICPA issued SOP 98-4 and SOP 98-9, respectively, which defer until the Company's fiscal year beginning January 1, 2000, the application of several paragraphs and examples in SOP 97-2 that limit the definition of vendor specific objective evidence ("VSOE") for determining fair value of various elements in a multiple element arrangement. The provisions of SOP 97-2, SOP 98-4, and SOP 98-9 have been applied to transactions entered into beginning January 1, 1999.

       Software sales consist of fees for the Company's software products. The Company sells its software products primarily through distributors and resellers. The Company recognizes revenue upon installation of the product at the customer's site when collectibility of the fee is deemed probable. Revenues from maintenance and technical support, which consists of unspecified when-and-if-available product updates and customer telephone support, are recognized ratably over the term of the service period. Revenues from training and installation are recognized as the services are provided.

       Deferred revenue consists of amounts received from customers in advance of revenue recognized for maintenance and technical support services.

    (C) SOFTWARE DEVELOPMENT COSTS

       Software development costs are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED. Under SFAS No. 86, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To date, the period between achieving technological feasibility and the general availability of such software has been short; therefore software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to research and development expense. Research and development costs are expensed as incurred.

                                  XVAULT, INC.

                               DECEMBER 31, 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (D) CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The carrying values of cash equivalents approximate fair values. Cash equivalents include money market funds.

    (E) PROPERTY AND EQUIPMENT

       Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, on a straight-line basis. The estimated service lives used in determining depreciation are three years for computer hardware and software. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

    (F) RECOVERY OF LONG-LIVED ASSETS

       The Company's policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recognizes an impairment loss when the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset. The measurement of the impairment losses to be recognized is based upon the difference between the fair value and the carrying amount of the assets.

    (G) INCOME TAXES

       The Company has elected to be treated as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for federal and state income taxes on the Company's taxable income.

    (H) CERTIFICATE OF DEPOSIT

       The Company's certificate of deposit has a contractual maturity of less than 12 months and is being reported at historical cost, which approximates fair value.

    (I) USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

    (J) STOCK-BASED COMPENSATION

       The Company accounts for equity-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and related interpretations, and complies with the disclosure provisions

                                  XVAULT, INC.

                               DECEMBER 31, 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION." Under APB Opinion No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. All equity-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

(2) PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 1999 consists of the following:

Computer hardware and software..............................  $ 85,444
Leasehold improvements......................................     1,833
                                                              --------
                                                                87,277
Less -- accumulated depreciation and amortization...........   (18,095)
                                                              --------
    Property and equipment, net.............................  $ 69,182
                                                              ========

(3) LINE OF CREDIT

    At December 31, 1999, the Company had a $50,000 line of credit with a bank. Borrowings under the line of credit are due on demand and must be paid in full by December 31, 2000. The line of credit is collateralized by the Company's time savings accounts and certificates of deposit and guaranteed by a stockholder of the Company. At December 31, 1999, the Company did not have an outstanding balance on the line of credit. Interest on the line of credit accrues at the bank's prime rate plus 1 percent.

(4) LEASES

    The Company is obligated under operating leases for office space and equipment. Future minimum lease payments under noncancelable operating leases as of December 31, 1999 are approximately as follows:

2000........................................................  $51,500
2001........................................................   31,400
2002........................................................    3,100
2003........................................................    2,600
                                                              -------
                                                              $88,600
                                                              =======

    Rent expense for operating leases was approximately $52,100 for the period from January 12, 1999 (inception) through December 31, 1999.

(5) CAPITAL STOCK

    The Company was incorporated in the state of Virginia on January 12, 1999, and reincorporated in the state of Delaware on May 17, 1999. The Company has the authority to issue 15,000,000 shares of common stock with a par value of $0.01 ("Common Stock").

                                  XVAULT, INC.

                               DECEMBER 31, 1999

(5) CAPITAL STOCK (CONTINUED)
    In May 1999, the Company issued 6,496,800 shares of Common Stock to the founders of the Company. The shares were issued in lieu of repayment by the Company of approximately $395,000 in expenses paid by the stockholders, and for equipment contributed to the Company with an estimated fair value of approximately $68,000.

    In July 1999, the Company issued 1,503,360 shares of Common Stock for approximately $150,000.

    REDEEMABLE COMMON STOCK AND WARRANT

    During October 1999, the Company issued 1,552,972 shares of Redeemable Common Stock and an investor warrant to purchase an additional 1,827,023 shares of Common Stock for approximately $500,000. Shares under the warrant can be purchased at an exercise price of approximately $0.27 per share. The warrant becomes exercisable after February 2000 (see note 8).

    The stockholder shall have the right to sell back to the Company the 1,552,972 shares of Common Stock at a price of approximately $0.32 per share (the "Put Right"). The Put Right shall become exercisable at any time upon
    (a) the Company's failure to achieve positive earnings before taxes for any three of four consecutive quarters, commencing with the first quarter of 2000, or (b) the failure of the Company to cure a material breach of certain covenants as defined in the investment agreement, which failure to cure continues for sixty days following notification from the investor.

    The Company has allocated approximately $318,000 to the 1,552,972 shares of Redeemable Common Stock, which is included between debt and stockholders' deficit in the accompanying balance sheet, and approximately $182,000 to the warrant to purchase an additional 1,827,023 shares of Common Stock, which is included in stockholders' deficit in the accompanying balance sheet.

    The ability to exercise the warrant to purchase Common Stock and the Put Right terminate upon liquidation of the Company or upon the closing of an initial public offering.

(6) STOCK OPTION PLAN

    Effective September 30, 1999, the Company adopted the 1999 Equity Incentive Plan ("the Stock Plan"). xVault, Inc. has reserved up to 800,000 shares for issuance under the Stock Plan. All of the Company's employees, officers, directors, consultants, and advisors are eligible to be granted options under the Stock Plan. The exercise price and duration of the option are determined by the Board at the date of grant. The options generally vest ratably over a period of four years, and generally expire in 10 years. During 1999, all options were granted to employees and directors of the Company.

                                  XVAULT, INC.

                               DECEMBER 31, 1999

(6) STOCK OPTION PLAN (CONTINUED)
    The following table summarizes option activity for the year ended December 31, 1999:

                                                                 WEIGHTED AVERAGE
                                                       SHARES     EXERCISE PRICE
                                                      --------   ----------------
Options outstanding at Janurary 1, 1999.............       --         $  --
Options granted.....................................  337,500          0.25
Options exercised...................................       --            --
Options forfeited/expired...........................       --            --
                                                      -------         -----
Options outstanding at December 31, 1999............  337,500         $0.25
                                                      =======         =====

    At December 31, 1999, the weighted average remaining contractual life of the outstanding options was 9.8 years, and there were no options exercisable. There were 462,500 options available for grant at December 31, 1999.

    The per share weighted average fair value of the options granted during 1999 was $0.05. The fair value of the option grant is estimated on the date of grant, using the Black-Scholes options-pricing model with the following weighted average assumptions (excluding volatility): average dividend yield of zero, expected life of four years, and risk free interest rate of 5.5%.

    The options granted by the Company during 1999 are subject to approval by the Board of Directors. The Company is applying APB Opinion No. 25 to the options. The final measurement date for measuring compensation expense associated with the options will be the date on which the Board of Directors approves the option grants. There was no material estimated compensation expense to record during 1999 as the estimated fair value of the common stock approximated the exercise price of the options.

    SFAS No. 123 requires pro forma net income (loss) disclosures as if the Company had accounted for its stock options granted under the fair value method prescribed by that statement. Had the Company used the fair value methodology for determining compensation expense, the net loss for 1999 would not have been materially different.

(7) MAJOR CUSTOMERS

    The Company's principal business activities consist of developing technology solutions and selling its products through distributors and resellers in the domestic and international markets. All of the 1999 revenues were earned through sales of its products to one distributor. The Company entered into a contract with this distributor to supply them with the Company's software products and services throughout North America.

(8) SUBSEQUENT EVENTS

    Subsequent to year-end, the warrant to purchase 1,827,023 shares of Common Stock was exercised by the stockholder resulting in proceeds of $500,000 to the Company (see note 5).

    On April 25, 2000 all issued and outstanding shares of Common Stock of the Company were sold to OTG Software, Inc. for approximately $1.75 million in cash and 159,996 shares of OTG Software, Inc. common stock.

                         UNAUDITED PRO FORMA CONDENSED

                       CONSOLIDATED FINANCIAL INFORMATION

    On April 25, 2000 the Company acquired xVault, Inc. ("xVault"). As a result of the acquisition, xVault is now a wholly-owned subsidiary of the Company. xVault is a provider of e-mail solutions to government, business and industry. xVault's products provide organizations with tools to enforce e-mail policies, increase employee productivity, comply with statutory and regulatory mandates and secure electronic data against loss or espionage.

    The Company issued 159,996 shares of its common stock and paid an aggregate of $1.75 million in cash to the former xVault stockholders in exchange for all the outstanding shares of xVault's capital stock. The value of the common stock component of the consideration was determined to be $2.2 million based on an analysis prepared by a third-party appraiser. The acquisition was accounted for under the "purchase method."

    The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 were prepared as if the acquisition occurred on January 1, 1999, and reflects federal and state income taxes based on applicable tax rates for the periods presented during which the Company operated as an S corporation as if the Company had not elected S corporation status for the periods indicated. These unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the Company's and xVault's audited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

    In the opinion of the Company's management, all adjustments necessary to present fairly such unaudited pro forma condensed consolidated statements of operations have been made based on the terms and structure of the transaction. The following unaudited pro forma condensed consolidated statements of operations are presented for illustrative purposes only and do not necessarily represent the financial results that would have resulted had the acquisition actually occurred on the date indicated nor are the results indicative of the future results of operations or financial condition of the Company on a consolidated basis. In addition, these statements are based upon information and assumptions including preliminary estimates of the fair values of the assets acquired and the liabilities assumed from xVault as part of the acquisition, which are subject to further study and analysis.

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               OTG SOFTWARE     XVAULT      PRO FORMA       PRO FORMA
                                                HISTORICAL    HISTORICAL   ADJUSTMENTS     CONSOLIDATED
                                               ------------   ----------   -----------     ------------
Revenues:
  Software licenses..........................    $18,208        $    82       $   --         $18,290
  Services...................................      7,232             --           --           7,232
                                                 -------        -------       ------         -------
    Total revenues...........................     25,440             82           --          25,522

Cost of revenues:
  Software licenses..........................      1,062             84           --           1,146
  Services...................................      3,017             --           --           3,017
                                                 -------        -------       ------         -------
    Total cost of revenues...................      4,079             84           --           4,163
                                                 -------        -------       ------         -------
Gross profit (loss)..........................     21,361             (2)          --          21,359

Operating expenses:
  Research and development...................      5,137            568           --           5,705
  Sales and marketing........................     11,487            344           --          11,831
  General and administrative.................      4,139            129           --           4,268
  Amortization of acquired intangible
    assets...................................         --             --          763a.           763
  Write-off of acquired in-process research
    and development..........................         --             --           --a.            --
                                                 -------        -------       ------         -------
    Total operating expenses.................     20,763          1,041          763          22,567
Income (loss) from operations................        598         (1,043)        (763)         (1,208)

Other income (expense)
  Interest income............................         34              1          (34)b.            1
  Interest expense...........................     (2,087)            --           --          (2,087)
                                                 -------        -------       ------         -------
    Total other income (expense).............     (2,053)             1          (34)         (2,086)
                                                 -------        -------       ------         -------
Loss before income taxes.....................     (1,455)        (1,042)        (797)         (3,294)
                                                 -------        -------       ------         -------

Provision for income taxes...................         --             --           --              --
                                                 -------        -------       ------         -------
Net loss.....................................    $(1,455)       $(1,042)      $ (797)        $(3,294)
                                                 =======        =======       ======         =======

Pro forma net loss per share--basic and
  diluted....................................                                                $ (0.16)c.
                                                                                             =======

Pro forma weighted average shares used for
  computation--basic and diluted.............                                                 20,720c.
                                                                                             =======

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                OTG SOFTWARE     XVAULT      PRO FORMA       PRO FORMA
                                                 HISTORICAL    HISTORICAL   ADJUSTMENTS     CONSOLIDATED
                                                ------------   ----------   -----------     ------------
Revenues:
  Software licenses...........................    $22,751         $ 106        $   --         $22,857
  Services....................................      7,276            --            --           7,276
                                                  -------         -----        ------         -------
    Total revenues............................     30,027           106            --          30,133

Cost of revenues:
  Software licenses...........................      1,353            93            --           1,446
  Services....................................      3,207            --            --           3,207
                                                  -------         -----        ------         -------
    Total cost of revenues....................      4,560            93            --           4,653
                                                  -------         -----        ------         -------
Gross profit..................................     25,467            13            --          25,480

Operating expenses:
  Research and development....................      6,142           325            --           6,467
  Sales and marketing.........................     12,691           285            --          12,976
  General and administrative..................      4,347            71            --           4,418
  Amortization of acquired intangible
    assets....................................        347            --           225a.           572
  Write-off of acquired in-process research
    and development...........................        620            --          (620)a.           --
                                                  -------         -----        ------         -------
    Total operating expenses..................     24,147           681          (395)         24,433
Income (loss) from operations.................      1,320          (668)          395           1,047

Other income (expense)
  Interest income.............................      2,353             1           (79)b.        2,275
  Interest expense............................       (617)           --            --            (617)
                                                  -------         -----        ------         -------
    Total other income (expense)..............      1,736             1           (79)          1,658
                                                  -------         -----        ------         -------
Income (loss) before income taxes.............      3,056          (667)          316           2,705
                                                  -------         -----        ------         -------

Provision for income taxes....................        343            --           171 d.          514
                                                  -------         -----        ------         -------
Net income (loss).............................    $ 2,713         $(667)       $  145         $ 2,191
                                                  =======         =====        ======         =======
Pro forma net income (loss) per common share:
  Basic.......................................                                                $  0.09c.
                                                                                              =======
  Diluted.....................................                                                $  0.08c.
                                                                                              =======

Pro forma weighted average shares used for
  computation:
  Basic.......................................                                                 23,478c.
                                                                                              =======
  Diluted.....................................                                                 26,468c.
                                                                                              =======

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                       CONSOLIDATED FINANCIAL STATEMENTS

    a. The cost of acquisition was allocated to tangible net assets and identifiable intangible assets with the remainder attributable to goodwill. The value of the tangible assets acquired and liabilities assumed approximated the amounts presented in xVault's historical financial statements.

                                                              (IN THOUSANDS)
Cash component of purchase price............................      $1,750
Issuance of 159,996 shares of OTG Software common stock.....       2,173
Direct acquisition costs....................................         125
                                                                  ------
Cost of acquisition.........................................      $4,048
                                                                  ======
Cost of acquisition (see above).............................      $4,048
Less the fair value of the tangible net assets acquired and
  liabilities assumed of xVault.............................         (70)
                                                                  ------
Excess of cost of acquisition over the fair value of the
  tangible net assets acquired and liabilities assumed of
  xVault....................................................      $3,978
                                                                  ------

       The estimated fair value of identifiable intangible assets and goodwill, based on a preliminary assessment of management together with an independent valuation firm, along with their estimated lives for amortization, are as follows:

                                                                   ANNUAL
                                          LIFE     FAIR VALUE   AMORTIZATION
                                        --------   ----------   ------------
                                                        (IN THOUSANDS)
In-process research and development...     *         $  620        *

Goodwill..............................  5 years       2,554         $511

Developed technology..................  3 years         554         $185
Acquired workforce....................  4 years         200         $ 50
Acquired customer base................  3 years          50         $ 17
                                                     ------
                                                        804
                                                     ------
                                                     $3,978
                                                     ======

           -----------------------------------

       * Based on an assessment of purchased technology of xVault as of the acquisition date, the Company recognized a non-recurring charge of $0.6 million during the nine months ended September 30, 2000 to write-off of in-process research and development. In-process research and development reflects the portion of the cost of acquisition representing technology that did not meet the accounting definition of "completed technology." As such, under generally accepted accounting principles, the amount allocated to in-process research and development is required to be immediately charged against earnings. The assessment of in-process research and development involved analyzing the discounted cash flows associated with each of the technologies that were under development at the time of the acquisition, including estimated cash flows from successful completion and cash flows necessary to complete each project. The resulting cash flows are adjusted for certain risks before being discounted to present value. Risks taken into consideration include estimates of market size, timing of completion, product pricing and competitive

                      OTG SOFTWARE, INC. AND SUBSIDIARIES

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           factors for each of the acquired technologies. The discount rate used reflects xVault's estimated weighted average cost of capital. The acquired technologies were in various stages of completion ranging from 13% to 43% of completion, with estimated completion dates no later than 2001. This non-recurring charge is not reflected in the unaudited pro forma condensed consolidated financial statements for the year ended December 31, 1999.

    b. Reduction of interest income due to the use of cash and cash equivalents to fund a portion of the cost of acquisition.

    c. The pro forma basic and diluted weighted average shares outstanding includes the historical OTG Software pro forma weighted average shares adjusted as if the 159,996 shares component of the cost of the acquisition were issued as of January 1, 1999.

    d. Increase of provision for income taxes based on the Company's estimated effective income tax rate for the first nine months of 2000.

Graphics on inside back cover.

    Title "Products for Emerging Storage Management Requirements." The graphic depicts OTG's logo surrounded by a circle of connecting arrows. There are three smaller ovals contained within the connecting arrows for three of OTG's other products, SANXtender, eMailXtender and OnlineStor.com. The text next to the SANXtender icon states "Bridges Storage Area Networks with applications and the Web to make SAN data accessible. Server-less data movement reduces local area network traffic." The text next to the OnlineStor.com icon states "Outsourced offering of core technology through application service providers. Integrated, Web-accessible solution for storing and managing data." The text next to the eMailXtender icon states "E-mail storage, indexing, archiving and retrieving. Message server management, recovery from virus attack and full-text search capability." There is a box below this whole graphic labeled New Initiatives. The text below the heading states "UNIX and Linux solutions. Data storage and access management for electronic collaboration applications."

                                     [LOGO]

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $36,290
NASD filing fee.............................................   14,246
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses (including legal fees)...........     *
Transfer agent and registrar fees and expenses..............     *
Miscellaneous...............................................     *
                                                              -------
    Total...................................................  $  *
                                                              =======

------------------------

*   To be filed by amendment

    The Company will bear all expenses shown above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Restated Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL including for an unlawful payment of dividend or unlawful stock purchase or redemption, or
(iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's by-laws, any agreement, a vote of stockholders or otherwise. The Restated Certificate eliminates the personal liability of directors to the fullest extent permitted by the DGCL and, together with the Registrant's Amended and Restated By-Laws (the "Restated By-Laws") and Indemnification Agreements entered into with each executive officer and director, provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Reference is made to the Registrant's Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Form of Indemnification Agreement incorporated by reference as Exhibits 3.1, 3.4, and 10.6 hereto, respectively.

    The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Restated Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since September 1997, the Registrant has issued the following securities that were not registered under the Securities Act as summarized below.

    (a) Issuances of Capital Stock, Convertible Notes and Warrants.

        1. On June 8, 1998, in connection with the Registrant's reincorporation into Delaware, the Registrant issued an aggregate of 26,207,606 shares of common stock to Richard A. Kay, F. William Caple, Eugene Sandler and Alexandra Kay, the four stockholders of the Registrant's predecessor Maryland corporation in exchange for all the outstanding common stock of the Registrant's predecessor Maryland corporation. This transaction was exempt from registration under Section 4(2) of the Securities Act.

        2. On June 9, 1998, the Registrant issued convertible subordinated notes in the aggregate principal amount of $7,636,364 to ABS Capital Partners II, L.P., Greylock IX Limited Partnership and Michael P. Murray. The convertible subordinated notes earn 8% interest per year from the date of issuance to June 9, 1999, 10% interest from June 9, 1999 to June 9, 2000 and 12% interest from June 9, 2000 to maturity on December 9, 2000. Upon the closing of the Registrant's initial public offering, the principal balance of the convertible subordinated notes converted automatically into 4,161,506 shares of the Registrant's common stock and the interest thereon was forgiven. This transaction was exempt from registration under Section 4(2) of the Securities Act.

        3. On December 1, 1998, the Registrant's predecessor corporation issued a warrant to purchase 30,000 shares of common stock to Galina Schiff in exchange for an executed release agreement. The Registrant's predecessor corporation did not obtain a valuation for the release agreement and the Registrant cannot estimate the value of the release agreement. This transaction was exempt from registration under Section 4(2) of the Securities Act.

        4. On December 22, 1998, the Registrant issued an aggregate of 476,190 shares of common stock to five employees, Scott R. Nickel, Mark L. Hanson, Stewart Nickel, Paul Matsko and Robert Alan Depelteau, for an aggregate purchase price of $873,809 pursuant to restricted stock agreements under the Registrant's 1998 Stock Incentive Plan. The employees each issued promissory notes to the Registrant for their respective shares. This transaction was exempt from registration under Rule 701 of the Securities Act.

        5. On April 25, 2000, the Registrant issued an aggregate of 160,000 shares of common stock and $1.75 million cash to seven individuals as payment for all the outstanding stock of xVault, Inc. This transaction was structured as a reverse triangular merger. This transaction was exempt from registration under Rule 506 of the Securities Act.

    (b) Certain Grants and Exercises of Stock Options. The Registrant's 1998 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders of the Registrant in August 1998. As of April 21, 2000, the date the Registrant filed the Registration Statement on Form S-8 registering the shares issuable under the Registrant's stock plans, 11,700 options to purchase shares of common stock had been exercised, options to purchase 3,930,206 shares of common stock were outstanding and 476,190 shares of restricted stock had been granted under the 1998 Stock Incentive Plan. The Registrant's 2000 Stock Incentive Plan was adopted by the Board of Directors and approved by the Registrant's stockholders in February 2000. As of April 21, 2000, no options to purchase shares of common stock had been exercised and options to purchase 61,000 shares of common stock were outstanding under the 2000 Stock Incentive Plan.

    No underwriters were involved in the foregoing sales of securities. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
      1.1*              Form of Underwriting Agreement
      3.1**             Amended and Restated Certificate of Incorporation of the
                          Registrant
      3.2               [Intentionally deleted]
      3.3               [Intentionally deleted]
      3.4**             Amended and Restated By-Laws of the Registrant
      4.1**             Specimen common stock certificate
      4.2**             See Exhibits 3.1 and 3.4 for provisions of the Certificate of Incorporation and By-Laws of the Registrant defining
                          the rights of holders of common stock of the Registrant
      5.1*              Opinion of Hale and Dorr LLP
     10.1**             1998 Stock Incentive Plan, as amended
     10.2**             2000 Stock Incentive Plan
     10.3***            2000 Employee Stock Purchase Plan, as amended
     10.5**             Lease for 6701 Democracy Boulevard, Suite 805, Bethesda,
                          Maryland 20817, as amended
     10.6**             Form of Indemnification Agreement executed with directors
                          and executive officers
     10.7**             Employment Agreement with Richard A. Kay, as amended
     10.8**             Employment Agreement with F. William Caple, as amended
     10.9**             Employment Agreement with Ronald W. Kaiser, as amended
     10.10**            Form of Subchapter S Tax Indemnification Agreement executed with all existing stockholders
     10.11**            Registration Rights Agreement dated as of June 9, 1998
     10.12****          Agreement and Plan of Merger by and among OTG Software,
                          Inc., OTG Merger Corp. and xVault, Inc., dated April 17,
                          2000.
     10.13*****         Lease for facilities at 2600 Tower Oaks Boulevard in
                          Rockville, Maryland.
     16.1**             Letter from Grant Thornton LLP
     21.1               Subsidiaries of the Registrant
     23.1               Consent of KPMG LLP
     23.2               Consent of KPMG LLP
     23.3*              Consent of Hale and Dorr LLP (included in Exhibit 5.1)
     24.1               Powers of Attorney (included on page II-5)

------------------------

*                       To be filed by amendment.
**                      Incorporated by reference to the exhibit of the same number filed with the Registrant's Registration Statement on Form
                        S-1 (No. 333-93581).
***                     Incorporated by reference to Exhibit 10.3 filed with the
                        Registrant's Quarterly Report on Form 10-Q for the three
                        month period ended March 31, 2000 (No. 000-29809).
****                    Incorporated by reference to Exhibit 2.1 filed with the
                        Registrant's Current Report on Form 8-K, dated May 9, 2000
                        (No. 000-29809).
*****                   Incorporated by reference to Exhibit No. 10.6 the
                        Registrant's Quarterly Report on Form 10-Q for the three
                        month period ended June 30, 2000 (No. 000-29809).

    (b) Financial Statements:

    Schedule II--Valuation and Qualifying Accounts

    All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Restated Certificate of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bethesda, Maryland, on this 24th day of October, 2000.

                                                       OTG SOFTWARE, INC.
                                                       By:             /s/ RICHARD A. KAY
                                                            ----------------------------------------
                                                                         Richard A. Kay
                                                             PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                               CHAIRMAN OF THE BOARD OF DIRECTORS

                        POWER OF ATTORNEY AND SIGNATURES

    We, the undersigned officers, directors and authorized representatives of OTG Software, Inc. hereby severally constitute and appoint Richard A. Kay, F. William Caple, Ronald W. Kaiser and Brent B. Siler, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, with full powers of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable OTG Software, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, or their substitute or substitutes, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                               TITLE                        DATE
             ---------                               -----                        ----
/s/ RICHARD A. KAY                    President, Chief Executive Officer
-----------------------------------   and Chairman of the Board of
Richard A. Kay                        Directors (Principal Executive
                                      Officer)                               October 24, 2000

/s/ F. WILLIAM CAPLE                  Executive Vice President, Secretary
-----------------------------------   and Director
F. William Caple                                                             October 24, 2000

/s/ RONALD W. KAISER                  Chief Financial Officer and
-----------------------------------   Treasurer (Principal Financial and
Ronald W. Kaiser                      Accounting Officer)                    October 24, 2000

/s/ GABRIEL A. BATTISTA               Director
-----------------------------------
Gabriel A. Battista                                                          October 24, 2000

/s/ JOHN BURTON                       Director
-----------------------------------
John Burton                                                                  October 24, 2000

/s/ JOSEPH R. CHINNICI                Director
-----------------------------------
Joseph R. Chinnici                                                           October 24, 2000

/s/ GEATON A. DECESARIS, JR.          Director
-----------------------------------
Geaton A. DeCesaris, Jr.                                                     October 24, 2000

/s/ DONALD B. HEBB, JR.               Director
-----------------------------------
Donald B. Hebb, Jr.                                                          October 24, 2000

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                                 ADDITIONS
                                                          -----------------------
                                             BALANCE AT   CHARGED TO   CHARGED TO                   BALANCE
                                             BEGINNING    COSTS AND      OTHER       DEDUCTIONS     AT END
                                             OF PERIOD     EXPENSES     ACCOUNTS    (WRITE-OFFS)   OF PERIOD
                                             ----------   ----------   ----------   ------------   ---------
DESCRIPTION
01/01/97 - 12/31/97
Allowance for doubtful Accounts............     $184         $142         $124           $ (55)      $395

01/01/98 - 12/31/98
Allowance for doubtful Accounts............     $395         $160         $187           $ (78)      $664

01/01/99 - 12/31/99
Allowance for doubtful Accounts............     $664         $251         $ 13           $(125)      $803